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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.      )

Herley Industries, Inc.
(Name of Subject Company)

Herley Industries, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

427398102
(CUSIP Number of Class of Securities)

John A. Thonet
Chairman of the Board
3061 Industry Drive
Lancaster, Pennsylvania 17603
(717) 397-2777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Keith E. Gottfried, Esq.
Francis E. Dehel, Esq.
Blank Rome LLP
One Logan Square
Philadelphia, PA 19103
(215) 569-5500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.    SUBJECT COMPANY INFORMATION.

(a)   Name and Address

        The name of the subject company is Herley Industries, Inc., a Delaware corporation ("Herley" or the "Company"). The address of Herley's principal executive offices is 3061 Industry Drive, Lancaster, Pennsylvania 17603, and Herley's telephone number is (717) 397-2777.

(b)   Securities

        This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as amended from time to time, this "Schedule 14D-9") relates to the common stock, par value $0.10 per share, of Herley (the "Common Stock" and each share of Common Stock to be referred to as a "Share"). As of the close of business on February 23, 2011, there were 14,097,904 Shares issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   Name and Address

        The name, business address and business telephone number of Herley, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)   Tender Offer

        This Schedule 14D-9 relates to the cash tender offer by Lanza Acquisition Co., a Delaware corporation ("Merger Sub") and an indirect wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc., a Delaware corporation ("Parent"), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the "Schedule TO"), filed by Merger Sub and Parent with the Securities and Exchange Commission (the "SEC") on February 25, 2011, pursuant to which Merger Sub is offering to purchase all of the issued and outstanding Shares of Herley at a price per share of $19.00, net to the holder thereof in cash, without interest thereon (such amount, or any other amount per Share paid pursuant to such tender offer, the "Offer Price"), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2011 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 7, 2011 (as such agreement may be amended and in effect from time to time, the "Merger Agreement"), by and among Parent, Merger Sub and Herley. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the outstanding Shares on a fully-diluted basis (the "Minimum Condition"), and where "fully-diluted basis" means the number of Shares outstanding, together with all Shares, if any, that Herley would be required to issue pursuant to the exercise or conversion of any options to purchase Common Stock and all warrants and other rights to acquire, or securities convertible into, or exchangeable for Common Stock, that are outstanding immediately prior to the purchase of tendered shares by Merger Sub (the "Acceptance Date").

        The Merger Agreement provides, among other things, that following Merger Sub's acceptance for payment of Shares pursuant to the Offer and subject to the terms and conditions set forth in the

Merger Agreement, Merger Sub will merge with and into Herley (the "Merger and, together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transactions") in accordance with the General Corporation Law of the State of Delaware (the "DGCL"). As a result of the Merger, at the effective time of the Merger (the "Effective Time"), each issued and outstanding Share of Herley that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the "Merger Consideration), other than (i) Shares held in treasury of Herley or its subsidiaries, (ii) Shares held by Parent, Merger Sub or any of their direct or indirect subsidiaries, and (iii) Shares held by any Herley stockholders, if any, who properly demand and perfect their appraisal rights pursuant to Section 262 of the DGCL. Following the Effective Time, Herley will continue as an indirect, wholly-owned subsidiary of Parent (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Merger Sub's obligation to accept for payment and pay for all Shares tendered is subject to a number of conditions, including: (i) satisfaction of the Minimum Condition, (ii) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) on Herley, (iv) a Board Recommendation Change (as defined in the Merger Agreement) has not occurred and (v) other customary conditions. Merger Sub reserved the right, at any time or from time to time, in its sole discretion to waive any condition to the Offer or modify or amend the terms of the Offer. Pursuant to the Merger Agreement, however, without the prior written consent of Herley, Merger Sub cannot (i) decrease the Offer Price or change the form of the consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) amend or waive the Minimum Condition, (iv) add to the conditions to the Offer specified in the Merger Agreement, (v) amend or modify the conditions to the Offer set forth in the Merger Agreement (other than to waive such conditions, except for the Minimum Condition), (vi) make any change in the Offer that would require an extension or delay of the then current expiration date, or (vii) make any other change in the terms or conditions of the Offer that is materially adverse to the holders of Shares. The completion of the Offer is not contingent upon the receipt of financing by Parent or Merger Sub.

        The Offer must remain open for twenty (20) Business Days (as defined in the Merger Agreement) following (and including the day of) the commencement of the Offer. In addition, subject to the terms of the Merger Agreement, including the termination rights of Parent, Merger Sub and Herley: (i) if, at any time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived, Merger Sub must extend the Offer for one or more periods of not more than five (5) Business Days each beyond the scheduled expiration date; (ii) Merger Sub must extend the Offer at any time or from time to time for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or NASDAQ applicable to the Offer, including in connection with an increase in the Offer Price; and (iii) Merger Sub may, in its discretion, elect to provide a subsequent offering period in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Merger Sub will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the applicable expiration date of the Offer and will immediately accept and promptly pay for all Shares as they are validly tendered during any "subsequent offer period" pursuant to Rule 14d-11 of the Exchange Act.

        Pursuant to the Merger Agreement, and except as otherwise provided therein, Merger Sub will not terminate or withdraw the Offer or extend the expiration date of the Offer unless at the expiration date the conditions to the Offer have not been satisfied or earlier waived, or in the case of termination, such termination is in connection with the termination of the Merger Agreement in accordance with its terms.

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal. In addition, the foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Schedule TO states that the principal executive offices of Merger Sub are located at c/o Kratos Defense & Security Solutions, Inc., 4820 Eastgate Mall, San Diego, California 92121 and that the telephone number at such principal offices is (858) 812-7300, and that the principal offices of Parent are located at 4820 Eastgate Mall, San Diego, California 92121. Parent's telephone number at that address is (858) 812-7300.

        Upon filing this Schedule 14D-9 with the SEC, Herley will make this Schedule 14D-9 publicly available on its website at www.herley.com.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Certain contracts, agreements, arrangements or understandings between Herley or its affiliates and certain of its executive officers, directors or their affiliates are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached hereto as Annex I and is incorporated herein by reference. The Information Statement is being furnished to Herley's stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with Parent's right (after acquiring a majority of Shares pursuant to the Offer) to designate persons (other than at a meeting of stockholders) to Herley's Board of Directors (the "Board") representing a majority of the Board.

        Except as set forth in this Schedule 14d-9 or the Information Statement, to Herley's knowledge, as of the date of this Schedule 14d-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Herley or its affiliates and (i) Herley's executive officers, directors or their affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates.

(a)   Agreements Between Herley and its Executive Officers and Directors

Interests of Certain Persons

        Herley's executive officers and the members of the Board may be deemed to have interests in the Transactions that may be different from or in addition to those of Herley's stockholders generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions.

Cash Payable Pursuant to the Offer

        If each of Herley's executive officers and directors were to tender the Shares each owns for purchase pursuant to the Offer, they would receive the same per Share cash consideration on the same terms and conditions as the other stockholders of Herley. Additionally, pursuant to the terms of the Merger Agreement, any outstanding Shares owned by the directors and executive officers and not tendered in the Offer will be cancelled and converted at the Effective Time into the right to receive Merger Consideration.

        As of February 23, 2011, Herley's executive officers and directors beneficially owned an aggregate of 82,117 Shares (excluding restricted common stock and shares underlying stock options). If the executive officers and directors were to tender all 82,117 of these Shares for purchase pursuant to the Offer and those Shares were accepted for payment by Parent, the executive officers and directors would receive an aggregate of approximately $1,560,223 in cash.

        The table below sets forth information regarding the amount of cash consideration each director and executive officer would receive pursuant to the Offer assuming the Shares beneficially owned by each of Herley's directors and executive officers (excluding restricted stock and shares underlying stock options) as of February 23, 2011 are tendered pursuant to the Offer and those shares are accepted for payment by Parent.

Non-employee Directors
Name	Number of Shares Owned	Consideration
Edward A. Bogucz	2,335	$44,365
Carlos C. Campbell	2,260	$42,940
Michael N. Pocalyko	2,260	$42,940
F. Jack Liebau, Jr.	—	—
Rajagopal S. Tatta	—	—

Executive Officers
Name	Number of Shares Owned	Consideration
John A. Thonet(1)	73,270	$1,392,130
Richard F. Poirier	325	$6,175
Anello C. Garefino	—	—
Yonah Adelman	—	—
Howard M. Eckstein	1,667	$31,673

(1)
Does not include 155,998 shares (for consideration payable of $2,963,962) owned by Mr. Thonet's adult children, and 30,369 shares (for consideration payable of $577,011) owned by his wife. Mr. Thonet disclaims beneficial ownership of these shares.

Treatment of Equity Awards

        As of February 23, 2011, Herley's directors and executive officers held options to purchase an aggregate of 175,000 shares of Herley's common stock, with exercise prices ranging from $10.39 to $19.94 per share and a weighted average exercise price of approximately $14.07 per share. Of these options, options to purchase 157,500 shares had exercise prices that are less than the Offer Price ("in-the-money options") and 17,500 shares had exercise prices that are equal to or greater than the Offer Price ("out-of-the-money options").

        In-the-Money Options.    Under the Merger Agreement, if the holder so elects, outstanding stock options held by Herley's directors and employees, including its executive officers, that are in-the-money options will be canceled at the Effective Time, in exchange for a payment, in cash, equal to the product of (i) the excess, if any, of the Offer Price over the per share exercise price of the in-the-money option, and (ii) the number of shares subject to the option, less applicable withholdings. In the event that the holder of an in-the-money option does not elect such treatment, the in-the-money option will be treated as described in "—Out-of-the-Money Options" below.

        The table below sets forth information regarding the aggregate amount of option spread value in cash that each director and executive officer would receive pursuant to the Merger based on the in-the-money options held by each of them as of February 23, 2011, assuming that such person made the election to cancel the in-the-money option and receive the Offer Price.

Non-employee Directors
Name	Aggregate Option Spread Value
Edward A. Bogucz	$57,850
Carlos C. Campbell	$11,800
Michael N. Pocalyko	—
F. Jack Liebau, Jr.	—
Rajagopal S. Tatta	—

Executive Officers
Name	Aggregate Option Spread Value
John A. Thonet	$70,800
Richard F. Poirier	$430,500
Anello C. Garefino	$11,800
Yonah Adelman	$227,050
Howard M. Eckstein	$65,500

        Out-of-the-Money Options.    Under the Merger Agreement, out-of-the-money options (as well as in-the-money options as to which the holder does not make the election described above) will be assumed by Parent. From and after the Effective Time, (i) each out-of-the-money option assumed by Parent may be exercised solely for shares of Parent's common stock, (ii) the number of shares of Parent's common stock subject to each such out-of-the-money option will be equal to the number of shares of Herley's common stock subject to such out-of-the-money option immediately prior to the Effective Time multiplied by 1.3495, rounding down to the nearest whole share, (iii) the per share exercise price under each such out-of-the-money option will be adjusted by dividing the per share exercise price under such out-of-the-money option by 1.3495 and rounding up to the nearest cent, and (iv) any restriction on the exercise of any such out-of-the-money option will continue in full force and effect and the term, exercisability, and other provisions of such out-of-the-money option will otherwise remain unchanged, except that, as a result of the Transactions, all outstanding options will be fully exercisable.

        The table below sets forth information regarding the out-of-the-money options held by each director and executive officer as of February 23, 2011.

Non-employee Directors
Name	Number of Shares Subject to the Out- of-the-Money Options	Exercise Price	Expiration Date
Edward A. Bogucz	—	—	—
Carlos C. Campbell	10,000	$19.94	2/4/2015
Michael N. Pocalyko	—	—	—
F. Jack Liebau, Jr.	—	—	—
Rajagopal S. Tatta	—	—	—

Executive Officers
Name	Number of Shares Subject to the Out- of-the-Money Options	Exercise Price	Expiration Date
John A. Thonet	7,500	$19.52	5/21/2012
Richard F. Poirier	—	—	—
Anello C. Garefino	—	—	—
Yonah Adelman	—	—	—
Howard M. Eckstein	—	—	—

        Restricted Stock Awards.    Under the Merger Agreement, each restricted stock award granted under any compensation plan or arrangement of Herley and outstanding immediately prior to the Effective Time will be cancelled in exchange for the Merger Consideration payable in respect of such stock.

        The table below sets forth information regarding the amount of cash consideration each director and executive officer would receive pursuant to the Merger Agreement with respect of shares of restricted stock held by each director and executive officer as of February 23, 2011.

Non-employee Directors
Name	Number of Restricted Shares	Consideration
Edward A. Bogucz	5,285	$100,415
Carlos C. Campbell	5,285	$100,415
Michael N. Pocalyko	5,285	$100,415
F. Jack Liebau, Jr.	5,176	$98,344
Rajagopal S. Tatta	5,176	$98,344

Executive Officers
Name	Number of Restricted Shares	Consideration
John A. Thonet	80,000	$1,520,000
Richard F. Poirier	—	—
Anello C. Garefino	—	—
Yonah Adelman	—	—
Howard M. Eckstein	3,333	$63,327

Agreements with Executive Officers and Payments Upon a Change of Control

        Employment Agreement with John A. Thonet.    On June 15, 2010, Herley entered into an Employment Agreement with John A. Thonet (the "Thonet Agreement") pursuant to which Mr. Thonet is employed as Chairman of the Board. The Thonet Agreement has a term of three years that renews daily so that, at all times, the remaining term is three years.

        Under the Thonet Agreement, Mr. Thonet receives a base salary of $482,515 per year, as adjusted to be adjusted annually for any increase in the Consumer Price Index for New York and Northeastern New Jersey, All Items. Mr. Thonet is eligible for an annual bonus as determined by the Compensation Committee. He is also eligible to participate in any long-term incentive compensation plan established for his benefit or the benefit of other members of senior management. In connection with the execution of the Thonet Agreement, Mr. Thonet received a grant of 100,000 shares of Herley's restricted common stock, which vest in equal annual installments over five years. Vesting would be accelerated if Herley terminates Mr. Thonet's employment without cause or if he terminates his employment for good reason.

        Under the Thonet Agreement, Mr. Thonet is entitled to participate in all employee benefit plans available to Herley's senior executives or employees generally. In addition, Mr. Thonet will be reimbursed for all medical expenses incurred by him or his spouse that are not reimbursed by insurance or otherwise offset by Medicare should he and his wife, when eligible, elect Medicare coverage. Under certain circumstances, Mr. Thonet and his spouse would be entitled to coverage during Mr. Thonet's lifetime under Herley's life insurance, hospitalization insurance, surgical insurance, major and excess major medical insurance and dental insurance in accordance with the most favorable plans, policies, programs and practices of Herley made available generally to other senior executive officers of Herley (the "Post-Employment Benefit"), as more specifically discussed below.

        If Mr. Thonet's employment is terminated by Herley without cause or by Mr. Thonet for good reason within two years following a Change in Control, he is entitled to receive the Basic Termination Benefits (as described below) plus the following: (i) a lump sum payment equal to his salary, as then in effect, for the remainder of the term of the Thonet Agreement; (ii) a lump sum payment of annual bonuses for the remainder of the term of the Thonet Agreement equal to the average of the annual bonuses awarded to him for the previous fiscal years in which he was employed preceding the fiscal year of termination; (iii) the Post-Employment Benefit; (iv) continued participation in all employee benefit plans through the end of the term or, if he is precluded from continuing participation in any plan, he shall be entitled to the after-tax economic equivalent; and (v) other benefits in accordance with applicable plans and program of Herley through the end of the term. In addition, all unvested options and unvested grants of shares will vest in full.

        If any benefits or payment Mr. Thonet is to receive would subject him to the excise tax imposed under Section 4999 of the Internal Revenue Code, if the net-after tax amount that Mr. Thonet would receive does not exceed the net-after tax amount he would receive if the amount of such payment and benefits were reduced to the maximum amount which could otherwise be paid without the imposition of the excise tax, then, to the extent necessary to eliminate the imposition of the excise tax, cash payments and benefits shall be first reduced and non-cash payments and benefits shall be next reduced.

        If Mr. Thonet voluntarily terminates employment, or Herley and Mr. Thonet mutually agree to terminate his employment, he would become a consultant to Herley for a period of three years, as described below. In addition, Mr. Thonet's voluntary termination entitles him to receive his salary through the date of termination, accrued vacation, any bonus awarded but not yet paid, any other compensation or benefits that have vested or to which he is otherwise entitled in accordance with the applicable terms and conditions of the grant or award and reimbursement of expenses, including medical expense reimbursement as described in the paragraph above (the "Basic Termination Benefits"). In addition, if the voluntary termination occurs after December 31, 2014, Mr. Thonet and his spouse would be entitled to the Post-Employment Benefit, described above.

        During the consulting period, Mr. Thonet would be required to work no more than sixty (60) days in any calendar year, and no more than three days in any week. As compensation, he would receive fifty (50%) percent of his salary in effect at the end of his employment, subject to annual increase for CPI changes, as described above. If he becomes disabled, he will continue to receive his compensation for the remainder of the consulting period, offset by any disability insurance payments from long-term disability insurance policies that Herley may have elected to provide for him. If Mr. Thonet fails to perform, the consulting services as required, Herley may terminate that arrangement after 30 days notice and an opportunity to cure, and payment of the consulting fees and benefits (except for the Post-Termination Benefits) will cease.

        Employment Letter with Howard M. Eckstein.    On September 14, 2009, Herley offered Mr. Eckstein employment via an Employment Letter, as amended September 9, 2010. The letter provides that Mr. Eckstein will be employed as Division President/General Manager at a base salary of $250,000. Effective in April, 2010, his base salary was raised to $300,000 in connection with his promotion to Senior Vice President. It also provides that he will receive an automobile allowance of $1,000 per month. He is also eligible for an annual bonus in an amount up to half of his annual base compensation if he achieves certain pre-determined goals, and is entitled to normal company benefits. Pursuant to his Employment Letter, in September 2009, he was granted 10,000 stock options, which vest one-third each year, and 5,000 shares of common stock, which also vest one third each year, with vesting accelerating in each case upon a change of control.

        Employee Retention Agreements.    Herley has entered into Employee Retention Agreements (the "Retention Agreements") with certain employees, including Howard M. Eckstein, Anello C. Garefino, Yonah Adelman and Richard F. Poirier. The current annual base salaries of Messrs. Eckstein, Garefino, Adelman and Poirier are $300,000, $233,210, $300,000 and $450,000, respectively. Each Retention Agreement provides the employee with a payment equal to two times his or her total cash compensation (including salary, bonuses and commissions) in the prior fiscal year, up to a maximum of $1,000,000, if, within 24 months following a change in control, his or her employment is terminated without cause or the executive resigns due to the occurrence of one of the following without his or her consent: (1) reduction in responsibilities; (2) reduction in compensation; (3) material change in or failure to maintain the employee's office or office equipment and services; (4) a material reduction in the number or level of the employee's staff (other than a pro-rata share of company-wide reductions); or (5) relocation of the employee's principal place of employment more than 30 miles from his or her current location. If the employee's employment is terminated for cause, he or she is not entitled to receive benefits under the agreement.

        Quantification of Potential Payments—Cash Severance.    The aggregate value of the cash severance payments which would be payable to Messrs. Eckstein, Garefino, Adelman, Poirier and Thonet in the event of a qualified termination within two years after the completion of the Merger would be approximately $850,000, $626,420, $750,000, $1,000,000, and $2,197,545, respectively. These figures do not include any additional accrued but unpaid salary or benefits.

Employment Matters

        Pursuant to the Merger Agreement, Parent agreed to provide to employees of Herley or any of its subsidiaries as of the closing of the Merger who are employed with Herley or any of its subsidiaries immediately prior to and immediately after the Effective Time ("Continuing Employee") benefits pursuant to either (i) currently existing employee benefit plans of Herley (which includes, among others, severance and employment agreements) or (ii) employee benefit plans that Parent or any of its subsidiaries sponsors, participates in, is a party to or contributes to. Parent or any of its subsidiaries may amend or terminate any benefit plan, program or arrangement following the Effective Time or require participation of any Continuing Employee in any particular employee benefit plan. With respect to any employee benefit plan maintained by Parent or any of its subsidiaries, including the Surviving Corporation, in which any Continuing Employee becomes a participant, Parent will and will use its commercially reasonable efforts to cause its third party insurers to provide that such Continuing Employee shall receive full credit for service with Herley or any of its subsidiaries for purposes of eligibility to participate and vesting, to the same extent that such service was recognized as of the closing date of the Merger under a comparable plan of Herley and any of its subsidiaries in which the Continuing Employee participated, except where the provision of such prior service credit would result in duplication of benefits and subject to certain exceptions. Parent will and will use its commercially reasonable efforts to cause its third party insurers to (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any health or welfare benefit plan maintained by Parent or any of its subsidiaries in which the Continuing Employees (and their eligible dependents) will be eligible to participate from and after the closing date of the Merger, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods were not satisfied or waived under the comparable plan of Herley and its subsidiaries in which the Continuing Employee participated and (ii) if a Continuing Employee commences participation in any health benefit plan of Parent or its subsidiaries during calendar year 2011, to the extent practicable, cause any health benefit plan of Parent or any of its subsidiaries in which the Continuing Employee participates after the closing date of the Merger to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) during such calendar year for purposes of satisfying such calendar year's deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) commences participation.

Employment Agreements with Parent

        Parent has entered into employment agreements with certain Herley employees. At the request of Parent, each of Wayne Armstrong, currently the President and General Manager of a subsidiary of Herley, John McClay, currently the General Manager of Herley dba Herley New England, and Ed Weatherwax, currently the President and General Manager of a subsidiary of Herley, entered into an employment agreement with Parent on February 15, 2011, February 14, 2011 and February 10, 2011, respectively (collectively, the "U.S. Employment Agreements") and Yonah Adelman, currently a Senior Vice President of Herley and General Manager of a subsidiary of Herley, entered into an employment agreement with Parent on February 22, 2011 (the "Adelman Employment Agreement" and, together with the U.S. Employment Agreements, the "Employment Agreements"). The Employment Agreements, which are effective and contingent upon the consummation of the Merger, contain terms (as described in greater detail below) relating to the employment of Messrs. Adelman, Armstrong, McClay and Weatherwax following the Effective Time and continuing until December 31, 2014 (subject to early termination and renewal).

        Base Salary.    Pursuant to the Employment Agreements, each of Messrs. Adelman, Armstrong, McClay and Weatherwax will receive a base salary at an annual rate of $300,000, $213,208, $220,064 and $228,132, respectively.

        Incentive Compensation.    Pursuant to the Employment Agreements, each of Messrs. Adelman, Armstrong, McClay and Weatherwax may receive annually, in the sole discretion of Parent and taking into account certain performance goals and results, up to 50%, 35%, 35% and 35%, respectively, of his base salary as incentive compensation.

        Restricted Stock Awards.    Pursuant to the Employment Agreements, at the Effective Time, each of Messrs. Adelman, Armstrong, McClay and Weatherwax will be awarded restricted stock units related to Parent common stock ("Parent Shares"), par value $0.001 per share, in the amount of 10,000. Pursuant to the Employment Agreements, the restrictions on each such restricted stock unit will vest at the rate of one-fifth per year over five years with the first vesting occurring on the one-year anniversary of the Effective Time.

        Without Cause Termination Benefits.    The U.S. Employment Agreements provide that each of Messrs. Armstrong, McClay and Weatherwax will be entitled to receive the following benefits if terminated without cause: (i) any base salary accrued through the date of termination; (ii) any accrued but unused paid time off; (iii) continued payment of base salary for 12 months; (iv) any incentive compensation accrued but not yet paid; and (v) continued medical and dental benefits under COBRA at the then current employee contribution rate for him and his eligible family members for 12 months, provided that he elects to continue and remains eligible for benefits under COBRA and does not become eligible for health coverage through another employer during such 12 months.

        Change of Control Termination Benefits.    The U.S. Employment Agreements provide that each of Messrs. Armstrong, McClay and Weatherwax will be entitled to receive the following benefits if he is terminated without cause upon a change of control of Parent or if a change of control of Parent occurs and without his written consent his responsibilities are reduced in scope, level or nature, his compensation is reduced, the number or level of his staff is materially reduced (other than as a pro-rata share of any company-wide reduction) or his principal place of employment is relocated beyond 30 miles from its current location (each, a "Change of Control Trigger"): (i) any base salary accrued through the date of termination; (ii) any accrued but unused vacation time; (iii) continued payment of base salary for 12 months; (iv) any incentive compensation earned as of the date of termination; and (v) continued medical and dental benefits at the then current employee contribution rate for him and his eligible family members for 12 months. The Adelman Employment Agreement provides that in the event of a Change of Control Trigger, Mr. Adelman will be entitled to receive the following benefits: (i) any base salary accrued through the date of termination; (ii) any accrued but unused vacation time; and (iii) any incentive compensation earned as of the date of termination. Each of the Employment Agreements provide that in the event of a change of control of Parent, the vesting of 100% of all stock options, stock appreciation rights, restricted stock units and any other equity awards granted under Parent's equity incentive plans shall accelerate to the extent permissible by law.

        Noninterference Provisions.    The Employment Agreements contain customary provisions restricting each of Messrs. Adelman, Armstrong, McClay and Weatherwax, for a period of 12 months following his separation from Parent, from: (i) directly or indirectly contacting or engaging in discussions with Parent's or its affiliates' customers or prospective customers for the purpose of, or in a way reasonably likely to result in, diverting or taking away business from Parent or otherwise interfering or damaging Parent's relationship with its customers or prospective customers; (ii) soliciting or otherwise inducing Parent's employees, consultants or independent contractors to terminate or breach an employment or other contractual relationship with Parent or to leave Parent's employ for a position involving work in direct competition with Parent; or (iii) making disparaging comments about Parent or any of Parent's affiliates.

Additional Offers of Employment by Parent

        Parent has also made offers of employment and is currently in discussions regarding employment agreements with Howard Eckstein, currently a Senior Vice President of Herley and General Manager of Herley dba Herley-Lancaster and Richard Poirier, currently the President and Chief Executive Officer of Herley.

Director and Officer Indemnification and Insurance

        Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made with respect to any claim, issue or matter as to which he or she has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or other adjudicating court deems proper.

        Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

        Article 12 of Herley's Amended and Restated Certificate of Incorporation (the "Certificate"), provides, in general, that no person who is or was at any time a director of director of Herley will be personally liable to Herley or Herley's stockholders for monetary damages for any breach of fiduciary duty by such person as a director other than (i) for any breach of his or her duty of loyalty to Herley or its stockholders, (ii) for any acts or omissions by the person which are not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the person derived an improper personal benefit.

        Article IX of Herley's Amended and Restated Bylaws (the "Bylaws") provides that Herley may indemnify any director, officer, employee or agent of Herley to the full extent permitted by law.

        Herley has also entered into indemnification agreements with its directors and officers, including the executive officers, pursuant to which Herley agreed to provide indemnification with regard to certain legal proceedings provided that the indemnified officer or director has acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Herley and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The agreements provide advancement of expenses (including costs, reasonable attorneys fees and reasonable compensation for the time spent by the director or officer for which he or she is not otherwise compensated), judgments, fines and amounts paid in settlement actually incurred by the officer or director, or on his or her behalf, arising out of proceedings brought against such officer or director by reason of his or her corporate status. The description of the indemnification agreements entered into with Herley's directors and officers is qualified in its entirety by reference to the form of the indemnification agreement which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

        The Merger Agreement provides that from and after the Effective Time, Parent will, and will cause Herley to, indemnify and hold harmless each person who is, or was at any time prior to the Effective Time, a director, officer, employee, fiduciary or agent of Herley or any subsidiary of Herley (the "Indemnified Parties") to the fullest extent such persons were indemnified as of the date of the Merger Agreement, against all costs and expenses (including, but not limited to, fees and expenses of attorneys, experts and litigation consultants as well as any appeal bonds), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnified Party was, or was or is deemed to have status as, a director or officer of Herley or a subsidiary of Herley or (B) acts or omissions by an Indemnified Party in the Indemnified Party's capacity as a director, officer, employee, fiduciary or agent of Herley or a subsidiary of Herley or taken at the request of Herley or a subsidiary of Herley (including in connection with serving at the request of Herley or a subsidiary of Herley as a director, officer, employee, agent, trustee or fiduciary of another person (including any employee benefit plan)).

        The Merger Agreement provides that all obligations of Herley or any subsidiary of Herley to any Indemnified Party in respect of advancement, indemnification or exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in (a) applicable law or the Certificate, the Bylaws or other organizational documents of Herley or any Subsidiary of Herley as in effect on the date of the Merger Agreement, or (b) the indemnification agreements with directors, officers, employees, fiduciaries or agents of Herley or any subsidiary of Herley disclosed by Herley, shall continue in full force and effect in accordance with their respective terms, in each case, whether or not Herley's insurance covers all such costs. From and after the Effective Time, Parent and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such indemnification, advancement and exculpation obligations.

        Parent agreed that until the later of six years from the Effective Time or the applicable statute of limitations, it will cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and advancement and indemnification than are set forth as of the date of the Merger Agreement in the Certificate and Bylaws, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties.

        In addition, from and after the Effective Time, Parent will cause Herley or the Surviving Corporation to pay any expenses (including, but not limited to, fees and expenses of legal counsel, experts and litigation consultants, as well as any appeal bonds) of any Indemnified Party (including in connection with enforcing the advancement, indemnity and other related obligations) as incurred to the fullest extent to which such Indemnified Party is entitled to payment as of the date of the Merger Agreement; provided, that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent, and only to the extent, required by applicable law.

        The Merger Agreement further provides that Parent will pay for and will cause Herley to maintain for six years after the Effective Time, the policies of directors' and officers' liability insurance maintained by Herley as of the date of the Merger Agreement with respect to matters existing or occurring at or prior to the Effective Time (including the Transactions) for the individuals who were then covered by Herley's directors' and officers' liability insurance policy on terms and scope with respect to such coverage and in amount not less favorable than the policy in effect on the date of the Merger Agreement. The Surviving Corporation may obtain a different policy provided that the policy limits, terms and conditions are at least as favorable to the directors and officers as the limits, terms and conditions in the existing policies of Herley. The Surviving Corporation will not be required to pay an annual premium in excess of 300% of the last annual premium paid prior to the Effective Time.

        In the event that Parent, Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent and Surviving Corporation has agreed that proper provision will be made so that the successors, assigns and transferees of Parent or the Surviving Corporation or their respective successors or assigns assume the obligations set forth in these provisions of the Merger Agreement.

        Parent and Merger Sub agreed that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing as of the date of the Merger Agreement in favor of the current or former directors, officers or employees, as the case may be, of Herley as provided in the Certificate or Bylaws will survive the Merger and will continue in full force and effect.

(b)   Arrangements with Parent and Merger Sub

        Merger Agreement.    The summary of the Merger Agreement contained in the sections of the Offer to Purchase titled "13. The Merger Agreement; Other Agreements" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the Merger Agreement, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement governs the contractual rights among Parent, Merger Sub and Herley in relation to the Offer and the Merger.

        The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Herley's stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Merger Sub or Herley in Herley's public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Merger Sub or Herley. The Merger Agreement contains customary representations and warranties Herley, Parent and Merger Sub made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Herley, Parent and Merger Sub and may be subject to important qualifications and limitations agreed to by Herley, Parent and Merger Sub in connection with the negotiated terms, including, but not limited to, information in confidential disclosure schedules provided by Herley in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for purposes of allocating risk among Herley, Parent and Merger Sub rather than establishing matters as facts. Accordingly, stockholders should not rely on the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or condition of Herley, Parent or Merger Sub or any of their respective subsidiaries or affiliates. Information regarding Herley is provided in its other filings with the SEC, which are available for free at www.herley.com and on the SEC's website at www.sec.gov.

        Exclusivity Agreement.    Herley and Parent are parties to an Exclusivity Agreement, dated January 19, 2011 (the "Exclusivity Agreement"), pursuant to which, among other things and subject to certain exceptions, Herley agreed for a period of 30 calendar days from January 19, 2011, Herley would not and would cause its affiliates, officers, employees, agents, advisers and representatives not to, directly or indirectly, intentionally encourage any person (other than Parent) and its advisors and representatives ("Third Party") to pursue, or intentionally solicit interest from any Third Party regarding a competing transaction, furnish any non-public information to any Third Party in connection with a competing transaction, enter into any agreement with a Third Party regarding a competing transaction, or engage in discussions or negotiations with any Third Party regarding a competing transaction. In consideration for being granted the exclusivity period, Parent paid Herley $2.0 million in cash which is refundable only under limited circumstances. The Exclusivity Agreement has been superseded by the Merger Agreement. The Merger Agreement requires Herley to repay the exclusivity fee to Parent upon the earlier to occur of any of the following occurrences:

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  on the date of acceptance of the tendered Shares by Merger Sub;

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  upon the termination of the Merger Agreement by Parent if:

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  Herley's Board or any committee thereof has effected a Board Recommendation Change (as defined in the Merger Agreement);

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  Herley has materially breached certain no solicitation provisions of the Merger Agreement and as a result thereof, Herley shall have received an Acquisition Proposal (as defined in the Merger Agreement);

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  since February 7, 2011, there has been any Company Material Adverse Effect on Herley; or

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  if there has been a breach of any representation, warranty, or covenant or agreement of Herley set forth in the Merger Agreement, which breach results in certain conditions not being satisfied, and if the breach cannot be cured by June 30, 2011 or is not cured within 30 days after the delivery of a written notice of such breach by Parent; or

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  upon the termination of the Merger Agreement by Herley to accept or enter into a written agreement for a transaction constituting a Superior Proposal (as defined in the Merger Agreement).

        The summary of the Exclusivity Agreement contained herein is qualified entirely by reference to the Exclusivity Agreement, which is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

        Confidentiality Agreement.    Jefferies & Company, Inc. ("Jefferies"), as agent-in-fact for Herley, and Parent, are parties to a confidentiality agreement, dated October 12, 2010, as amended by the Exclusivity Agreement (the "Confidentiality Agreement"), pursuant to which, among other things and subject to certain exceptions, Parent agreed to keep confidential and not disclose non-public, confidential and proprietary information regarding Herley it obtained in connection with Parent's consideration of a possible acquisition of Herley (the "Potential Transaction"), except in accordance with the terms of the Confidentiality Agreement, and to use such information solely in connection with the Potential Transaction. Information includes, whether oral or written, analyses, compilations, studies or other documents prepared by Parent, its affiliates, directors, officers, agents, employees, or controlling persons, attorneys, advisors and accountants which contain or otherwise reflect or are generated from such information and Parent's review of, or interest in, Herley.

        The summary of the Confidentiality Agreement contained herein is qualified entirely by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

        Ownership of Herley Common Stock.    The Offer to Purchase states that Parent and Merger Sub do not own any shares of Herley Common Stock.

        Board Designees.    The Merger Agreement provides that effective upon Merger Sub's deposit with the paying agent the amount of cash required for the payment of the Offer Price for that number of shares of Common Stock accepted pursuant to the Offer, Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this right) and (ii) the percentage that the number of shares of Herley Common Stock beneficially owned by Parent, Merger Sub or any of their affiliates at such time (including shares accepted for payment in connection with the Offer) bears to the total number of shares of Herley Common Stock outstanding; provided, however, Parent may only have such designation rights if the amount of Herley common stock accepted in the Offer represents at least a majority of the total outstanding shares of Herley Common Stock. Herley has agreed that it will, promptly following Parent's written request, use commercially reasonable efforts to either increase the number of directors or seek and accept resignations of incumbent directors (with such method to be at the election of Parent, including the selection of the individuals designated for resignation) to enable Parent's designees to be elected to Herley's board and to cause Parent's designees to be elected. Herley has also agreed to use commercially reasonable efforts to cause Herley's board to have at least three directors who each were directors of Herley on the date the Merger Agreement was entered into ("Continuing Directors"). If any Continuing Director is unable to serve due to resignation, death or disability or any other reason, the remaining Continuing Directors are entitled to elect or designate another individual who is not an employee of Herley or any of its subsidiaries to fill the vacancy and such director will be deemed to be a Continuing Director. If no Continuing Director remains on the Board prior to the effective date of the Merger, a majority of the members of Herley's Board on date the Merger Agreement was entered into will be entitled to designate three persons who are not employees of Herley or any of its subsidiaries to fill the vacancies. Herley also agreed to cause Parent's designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board in proportion to the number of directors designated by Parent to the Board subject to NASDAQ Listing Rules.

        Following the election or appointment of Parent's designees and until the consummation of the Merger, the affirmative vote of a majority of the Continuing Directors will be required to authorize any amendment or termination of the Merger Agreement by Herley, authorize any contract between Herley and any of its subsidiaries, on the one hand, and Parent, Merger Sub and any of their affiliates, on the other hand, use or waive any of Herley's rights or remedies under the Merger Agreement, extend time for performance of Herley's or Merger Sub's obligations under the Merger Agreement, amend Herley's Certificate or Bylaws if such action would adversely affect Herley's stockholders (other than Parent or Merger Sub), take any action by Herley in connection with the Merger Agreement or the Transactions which is required to be taken by Herley's Board or take any other action that would adversely affect the rights of Herley stockholders (other than Parent or Merger Sub).

        Parent intends to designate representatives to the Board from among the officers and directors of Parent. Background information on these individuals is found in the Information Statement attached to this Schedule 14D-9 as Annex I and incorporated herein by reference.

        Effect on Dividend Policy.    Herley has never paid a cash dividend. Herley's Board evaluates Herley's dividend policy based on its financial condition, profitability, cash flow, capital requirements, and the outlook of its business. Herley intends to retain any earnings for use in the business, including for investment in acquisitions, and consequently does not anticipate paying any cash dividends on the Shares in the foreseeable future. Under the Merger Agreement from the date of the Merger Agreement to the Effective Time, Herley may not, without the prior written consent of Parent, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock; or split, combine, subdivide or reclassify any shares of its capital stock. Parent does not anticipate waiving this restriction or otherwise consenting to the payment of any dividend on the Shares. Accordingly, it is anticipated that no dividends will be declared or paid on the Shares following February 7, 2011.

        The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

(a)   Recommendation of Herley's Board

        At a meeting of the Board held on February 7, 2011, the Board unanimously:

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  resolved that the terms of the Merger Agreement, the Offer, the Merger and the other Transactions are advisable and fair to, and in the best interests of, Herley's stockholders;

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  adopted and approved the Merger Agreement;

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  resolved that the Merger Agreement be submitted to Herley's stockholders for adoption, if applicable, as soon as practicable after the consummation of the Offer;

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  resolved to recommend that Herley's stockholders accept the Offer and tender their shares in the Offer and, to the extent necessary to consummate the Merger, approve the Merger and the Merger Agreement.

        Accordingly, and for the other reasons described in more detail below, the Board unanimously recommends, by the unanimous vote of those present at the meeting of the Board called for that purpose, that Herley's stockholders accept the Offer, tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

(b)   Background of the Transactions

        The following is a chronological description of the material contacts and events leading up to or relating to the Transactions. For a more complete understanding of this description, we encourage you to read the entire Schedule 14D-9, including, but not limited to, the Merger Agreement filed herewith as Exhibit (e)(1) to this Schedule 14D-9.

        Over the past three years, our Board has periodically reviewed and considered various strategic alternatives available to Herley, including whether the continued execution of Herley's strategy as a stand-alone company or the possible sale of Herley to, or a combination of Herley with, a third party offered the best avenue to maximize stockholder value. As is discussed more fully below, our Board's review of strategic alternatives included two formal processes to explore the sale of Herley, one commenced in 2008 and one commenced in 2010, each conducted with the assistance of Jefferies, which Herley retained to serve as its financial advisor in connection with such reviews. Although some of the discussions that resulted from these reviews of strategic alternatives progressed beyond a preliminary stage, up until the discussions with Parent, none ultimately yielded any alternatives deemed acceptable by our Board.

        Among the challenges facing our Board in exploring the possible sale of Herley were various issues related specifically to Herley, as well as issues related to the macroeconomic environment and the aerospace and defense industry, that created significant uncertainties as to Herley's future and prospects. These issues included, but were not limited to, the following:

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  Lack of Profitability in 2008 and 2009—For its fiscal year ended August 3, 2008, Herley reported an operating loss of approximately $21 million and a net loss of approximately $10 million. The loss reported for 2008 was largely due to litigation costs and litigation settlements. For the fiscal year ended August 2, 2009, Herley reported an operating loss of approximately $58 million and a net loss of approximately $41.2 million. The loss reported for 2009 was largely due to charges related to impairment of goodwill in the amount of approximately $44.2 million. Herley returned to profitability in 2010 when it reported, for the fiscal year ended August 2, 2010, operating income of approximately $9.7 million and net income of approximately $7 million.

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  Securities Class Actions—In June and July of 2006, several securities class action complaints were filed against Herley and certain of its current and former officers and directors arising out of a criminal indictment by the U.S. Attorney's Office for the Eastern District of Pennsylvania in connection with certain government contracts. The plaintiffs in the class actions had sought damages in excess of $80 million on behalf of a class of purchasers of Herley's securities between October 1, 2001 and June 14, 2006 for alleged violations of the federal securities laws. It was not until July 2010 that this matter would be resolved when Herley announced that an agreement had been reached and preliminarily approved by the Court to settle all securities class actions filed in 2006. The terms of the settlement provided for the dismissal of the litigation against all defendants, including Herley, and the creation by Herley of a $10 million settlement fund.

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  Stockholder Derivative Action—In July and August of 2006, Herley and certain of its current and former officers and directors were named as defendants in two separate stockholder derivative actions which were subsequently consolidated into one action. This matter was not resolved until May 2010 when Herley announced that it had settled the suit for $975,000.

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  Administrative Agreement with the Department of the Navy—On October 12, 2006, Herley entered into an Administrative Agreement with the Department of the Navy, on behalf of the Department of Defense. The Administrative Agreement required Herley, among other things, to implement a comprehensive program of compliance reviews, audits and reports and to sever its relationship with a former chairman of the Board. In return, the Navy, on behalf of the Department of Defense, terminated a previous suspension of certain of Herley's operations from receiving new contract awards from the U.S. Government. The Administrative Agreement expired in accordance with its terms on October 12, 2010.

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  Global Economic Crisis—In 2008, and particularly during the period when Jefferies was soliciting interest from potential buyers on Herley's behalf, the United States and much of the global economy was experiencing an economic and credit crisis that made it more difficult for potential acquirers to raise debt and/or equity financing for an acquisition of Herley.

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  Uncertainty Surrounding Future Defense Budgets—Following the presidential and congressional elections in November 2008, there was significant uncertainty surrounding future defense budgets, particularly given the possibility of a future wind down of U.S. military operations in Iraq.

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  Contraction in Public Market Valuations—In 2008, and particularly during the period when Jefferies was soliciting interest from potential buyers on Herley's behalf, public market valuations had contracted significantly, including, but not limited to, among aerospace and defense companies.

        Even though some of these issues were substantially resolved by the time that our Board's process to explore the sale of Herley was recommenced in 2010, our Board believes that Herley's historical legal and performance issues adversely affected the interest of some potential buyers in pursuing the acquisition of Herley. Feedback solicited by Jefferies from potential buyers that decided not to pursue an acquisition of Herley indicated that some potential buyers were uncomfortable acquiring a business that had such historical legal and/or performance-related issues in the recent past and were concerned about unknown potential future legal and/or performance issues. Given that Herley would be acquired in a merger or stock transaction, as opposed to a sale of assets, all of Herley's liabilities, actual and contingent, known or unknown, would be assumed by the buyer following the closing of the transaction and Herley's past performance issues caused some potential buyers to be skeptical regarding Herley's ability to meet its revenue projections.

        In connection with our Board's 2008 process, on July 30, 2008, Herley engaged Jefferies to serve as its financial advisor and to assist the Board in exploring various strategic alternatives for Herley, including those that might result in the sale of Herley.

        From September 2008 through November 2008, Jefferies contacted 79 potential buyers, including 54 strategic buyers and 25 financial buyers, of which 44 executed confidentiality agreements, six submitted indications of interest and five attended a presentation by Herley's management and engaged in due diligence of Herley. Among the strategic buyers was a publicly-held defense contractor, hereinafter referred to as "Bidder A," which executed a confidentiality agreement with Herley on September 19, 2008. The initial indications of interest that were received from six potential buyers ranged from $12.50 to $18.00 per Share.

        Between January 6, 2009 and January 12, 2009, five of the six potential buyers, including Bidder A, attended presentations by Herley's management.

        From January 2009 through March 2009, five potential buyers, including Bidder A, continued their due diligence process, including accessing Herley's electronic data room containing various operational, financial and other information with respect to Herley.

        On March 6, 2009, Jefferies distributed to the five parties that remained in the sales process a bid process letter, including a proposed form of merger agreement, instructing them to submit a final indication of interest, including any proposed revisions to the merger agreement, by March 19, 2009. None of the five parties, including Bidder A, elected to continue in the sales process and, accordingly, no final indications of interest were received, which effectively ended the sales process that had begun in the fall of 2008. A public announcement that this sales process had concluded was made on July 22, 2009 when Herley also announced various management changes as well as various initiatives to improve Herley's operational and financial performance.

        On January 12, 2010, Herley announced that John A. Thonet, who had been a member of the Board since 1991, had been named Chairman of the Board.

        On March 23, 2010, Herley held its annual meeting of stockholders. At this meeting, Herley's Chairman noted, in his prepared remarks, that the defense industry was continuing to consolidate and that Herley intended to participate in that consolidation process. Herley's Chairman acknowledged that, while Herley would actively seek companies to acquire, it needed to be cognizant of the fact that other, larger companies might be interested in buying Herley. In addition, Herley's Chairman noted that Jefferies was continuing to serve as Herley's financial advisor and that Herley would be seeking advice from Jefferies on how best to increase stockholder value through its participation in the defense industry's consolidation. The full text of these remarks by Herley's Chairman was also included in a press release that was publicly issued by Herley on that date.

        On May 3, 2010, in response to an unsolicited inquiry, Bidder A's financial advisor met with representatives of Jefferies. At the meeting, Bidder A's financial advisor outlined a proposal by Bidder A to acquire Herley for a purchase price of $17.50 per Share, payable 50% in cash and 50% in Bidder A stock and also indicated that Bidder A would not continue to participate in any sales process unless Herley granted it an exclusive period to negotiate a transaction at this price.

        On June 25, 2010, at a meeting of the Board, the Board reviewed the recent proposal from Bidder A to acquire Herley at $17.50 per share. At this meeting, Jefferies reviewed with the Board the terms of Bidder A's acquisition proposal. After such discussion, the Board concluded that Bidder A's acquisition proposal did not provide a valuation sufficient to justify Herley granting exclusivity to Bidder A and instructed Jefferies to communicate to Bidder A that its request for exclusivity had been rejected. The Board also instructed Jefferies to begin contacting other potential buyers.

        Between June 25, 2010 and August 2010, Jefferies contacted 14 potential buyers, including 11 strategic buyers (in addition to Bidder A) and three financial buyers, to solicit their interest in a potential acquisition of Herley, of which 13 parties executed confidentiality agreements and received non-public information concerning Herley. Each party was sent a bid process letter requesting they submit an initial indication of interest by August 10, 2010 (although some bidders that executed confidentiality agreements in early August 2010 received extensions until late August). At that time, in addition to the 14 potential buyers referenced above, Jefferies also invited Parent to participate in the process, but Parent declined due to other pending transactions and the ongoing integration related to a recent acquisition.

        On July 9, 2010, Herley and Bidder A entered into an amended confidentiality agreement.

        On or about July 26, 2010, Bidder C, a financial buyer, attended a presentation by Herley's management. At such time, Bidder C was not bidding directly on the acquisition of Herley but was contemplating serving as a financial partner for a potential strategic buyer.

        By the August 10, 2010 bid deadline, in addition to Bidder A's proposal to acquire Herley for $17.50 per Share, Herley received initial indications of interest from three other potential strategic buyers with proposed purchase prices ranging from $17.00 to $19.00 per Share. Based on their proposals, each of these potential strategic buyers, as well as Bidder A, were permitted to continue their due diligence, beginning with a management meeting.

        On August 19, 2010, Bidder A met with Herley's management team to review various operational and financial issues.

        On August 24, 2010, Bidder A reiterated its proposal of $17.50 per Share, and requested an exclusivity period to conduct its remaining financial and legal diligence and negotiate a merger agreement. Bidder A also indicated that Bidder A was willing to revise the mix of cash and stock that had been proposed in their initial proposal.

        On August 27, 2010, at a meeting of our Board, our Board instructed Jefferies to request that Bidder A increase its offer to $18.00 per Share payable in cash, at which price the Board would agree to grant exclusivity for 30 days to Bidder A. Jefferies relayed that request to Bidder A's financial advisor and thereafter Herley and Bidder A agreed in principle to exclusivity at $18.00 per Share.

        On August 28, 2010, Herley retained Blank Rome LLP ("Blank Rome") to serve as Herley's M&A counsel in connection with the Board's process to review the possible sale of Herley. Blakinger, Byler & Thomas, P.C. ("Blakinger, Byler & Thomas") continued to serve as Herley's outside general counsel, and Barley Snyder LLP ("Barley Snyder") continued to serve as Herley's securities counsel.

        On August 30, 2010, at a meeting of our Board, Blank Rome reviewed the terms of an exclusivity agreement that had been negotiated with counsel for Bidder A and the structure of the proposed transaction which contemplated an all-cash tender offer for the Shares followed by a back-end merger of a subsidiary of Bidder A with and into Herley. After discussion, and assuming a purchase price of $18.00 per Share in cash, the Board approved the execution of the exclusivity agreement with Bidder A.

        On August 30, 2010, Herley and Bidder A entered into a further amended confidentiality agreement.

        On August 31, 2010, Herley and Bidder A entered into an exclusivity agreement and, thereafter, Bidder A conducted due diligence, including in-person meetings and visits to Herley's facilities, telephone discussions with Herley's management team and advisors, and reviewing documents relating to Herley contained in the electronic data room.

        Between September 3, 2010 and September 20, 2010, counsel for Bidder A and counsel for Herley negotiated the terms of a draft merger agreement and circulated various revised drafts during this period.

        On September 9, 2010, at a meeting of the Board, Blank Rome presented an overview of the proposed transaction, including a discussion of contemplated timing and major deal issues. Blank Rome also discussed with our Board their fiduciary duties as directors in connection with our Board's process to explore the sale of Herley.

        On September 13 - 17, 2010, Bidder A visited Herley's facilities and conducted in-person diligence sessions.

        On September 17, 2010, at a meeting of our Board, Blank Rome presented the Board with a summary of the principal terms of the draft merger agreement with Bidder A and various material deal issues.

        On September 24, 2010, the exclusivity agreement between Herley and Bidder A expired in accordance with its terms.

        On or about September 29, 2010, Bidder A's financial advisor informed Jefferies that Bidder A was reducing its proposed purchase price to $16.50 per Share in cash.

        On October 3, 2010, at a meeting of the Board, the Board rejected Bidder A's revised offer of $16.50 per Share and directed Jefferies to resume contact with existing participants in the process and other potential financial and strategic buyers.

        On or about October 7, 2010, Jefferies contacted Parent again to solicit its interest in acquiring Herley.

        On October 12, 2010, Herley and Parent entered into the Confidentiality Agreement.

        On October 14, 2010, at a meeting of the Board, the Board was updated on the status of the sales process.

        On October 26, 2010, Jefferies contacted Bidder B, a financial buyer, to solicit its interest in acquiring Herley.

        Jefferies also contacted, in October 2010, the three potential strategic buyers that had been contacted in August 2010 (the "August 2010 Bidders") to assess whether they remained interested in acquiring Herley.

        At the request of the Board, Jefferies asked each of the five potential buyers (which included Parent, Bidder B and the three August 2010 Bidders) to submit an indication of interest of at least $18.00 per Share in order to receive a meeting with Herley's management and continue its due diligence process. Jefferies also asked each of the three August 2010 Bidders to reaffirm its bid, which each of them did.

        In late October through December 2010, each of the five potential buyers had meetings with Herley's management and received non-public information.

        On November 10, 2010, Herley and Bidder B entered into a confidentiality agreement.

        On November 17, 2010, Parent submitted to Herley an initial indication of interest for the acquisition of Herley in the range of $17.50 to $18.50 per Share in an all-cash transaction.

        Also, on November 17, 2010, Bidder B submitted an initial indication of interest for the acquisition of Herley in the range of $17.00 to $19.00 per Share in an all-cash transaction.

        Later that week, Jefferies contacted Bidder C, a financial partner of a potential strategic buyer in July 2010 that was no longer interested in acquiring Herley. Bidder C discussed with Jefferies its interest in directly participating in the sales process and submitting an indication of interest for the acquisition of Herley.

        On November 22, 2010, Bidder B attended a presentation by Herley's management.

        On November 23, 2010, Bidder B was given access to the electronic data room that contained materials and documents relating to Herley.

        On November 23, 2010, Bidder C submitted an initial indication of interest for the acquisition of Herley in the range of $18.00 to $19.00 per Share.

        Beginning on November 29, Parent was given access to the electronic data room that contained materials and documents relating to Herley.

        On December 2, 2010, Herley and Bidder C entered into a confidentiality agreement. Thereafter, Bidder C was given access to the electronic data room that contained materials and documents relating to Herley.

        On December 9, 2010, Jefferies distributed on behalf of Herley a bid process letter to the three remaining potential buyers (Parent, Bidder B and Bidder C) requesting final indications of interest, including any proposed revisions to a form of merger agreement that would be subsequently provided, by 5:00 p.m. E.D.T., on January 7, 2011.

        In December 2010 and January 2011, Parent visited various Herley's facilities and conducted in-person diligence sessions.

        At various times in December 2010, Bidder C visited Herley's facilities and conducted in-person diligence sessions.

        In response to separate requests from each of Parent, Bidder B and Bidder C that Jefferies offer to provide or arrange financing in connection with the acquisition of Herley, on December 8, 2010, Jefferies notified Herley of such requests and discussed with Herley Jefferies' possible provision of acquisition financing to such bidders.

        On December 13, 2010, so as to facilitate the ability of potential buyers to consummate the acquisition of Herley, Herley provided its written consent for Jefferies or one of its affiliates to make available acquisition financing to potential buyers of Herley. Later, in January 2011, subsequent to the execution of an exclusivity agreement with Parent and at the request of Parent, Jefferies sought written consent from Herley for a member of the Jefferies investment banking team who had been involved with the Herley sales process to assist Parent with its acquisition financing. In response, and so as to facilitate the ability of Parent to consummate its proposed acquisition of Herley in an all-cash transaction, Herley provided the requested written consent.

        On December 16, 2010, at a meeting of our Board, Jefferies updated our Board on the status of the process to explore the sale of Herley, noting that three parties remained interested in acquiring Herley (Parent, Bidder B and Bidder C). At this meeting, our Board discussed Jefferies' potential role in providing or arranging financing for the acquisition of Herley and how it may facilitate our sales process and goal of maximizing stockholder value. It was, however, the belief of our Board that given Jefferies' potential role in such financing and the request of several members of our Board for additional insights and perspectives in evaluating any transaction, it would be advisable and prudent for our Board to retain a second financial advisor to separately analyze the consideration to be received in the Transactions by holders of Shares and render to our Board an opinion as to the fairness, from a financial point of view, of such consideration. Blank Rome then reviewed with our Board the draft form of merger agreement that had been prepared and which would be sent, together with related disclosure schedules and a bid process letter, to various parties that had expressed an interest in continuing to participate in the Board's sales process. Blank Rome also discussed with our Board its fiduciary duties as directors in connection with our Board's process to explore the sale of Herley.

        Following this meeting of our Board, Jefferies, at the direction of Herley, informed each of Parent, Bidder B and Bidder C that their proposals needed to contemplate at least $19.00 per Share if they wanted to continue in our sale process.

        On or about December 20, 2010, Bidder B advised Jefferies that it was no longer interested in pursuing an acquisition of Herley and indicated that its valuation of Herley was below the current stock market valuation of Herley.

        On the afternoon of December 20, 2010, at a meeting of our Board, our Board discussed the draft form of merger agreement that had been prepared for distribution to potential buyers, and authorized its distribution.

        On or about December 23, 2010, Jefferies, on behalf of Herley, circulated a draft form of merger agreement and related disclosure schedules, together with a bid process letter, to Parent and Bidder C. The bid process letter again requested that Parent and Bidder C submit their final indications of interest for the acquisition of Herley, together with any proposed revisions to the form of merger agreement, no later than January 7, 2011.

        On or about January 7, 2011, as a result of its further due diligence and assessment of the business of Herley, Parent submitted a revised indication of interest proposing the acquisition of Herley for $19.00 per Share in cash and shares of Parent common stock. The cash component would be $15.55 per Share and the stock component would be determined based upon a fixed exchange ratio equal to 0.2601 of a share of Parent common stock for each outstanding Share. Parent's indication of interest did not provide for any collars or other mechanisms to provide certainty of valuation in the event that Parent common stock decreased in value. Parent's indication of interest contemplated that its acquisition of Herley would be structured as an exchange offer or one-step merger transaction. In addition, Parent indicated that its obligation to consummate the acquisition of Herley would not be subject to financing and that it would contemplate financing the acquisition with the assistance of an affiliate of Jefferies. Parent's indication of interest was accompanied by a mark-up of the draft form of merger agreement that had been distributed to potential buyers.

        On January 7, 2011, Bidder C submitted a revised indication of interest proposing the acquisition of Herley for $18.00 per Share in cash. Bidder C's indication of interest contemplated that its acquisition of Herley would be structured as an all-cash tender offer. In addition, Bidder C indicated that its obligation to consummate the acquisition of Herley would not be subject to financing and that it would contemplate financing the acquisition with the assistance of an affiliate of Jefferies. While Bidder C's indication of interest was not accompanied by a mark-up of the draft form of merger agreement that had been distributed to potential buyers, it did indicate that its counsel had reviewed the draft form of merger agreement and had no conceptual issues with the draft.

        On January 10, 2011, at a meeting of our Board, Jefferies updated our Board on the status of the process to explore the sale of Herley, noting that, since the process to explore the sale of Herley was first initiated in 2008, Jefferies had contacted a total of 88 parties regarding their potential interest in acquiring Herley, including 57 strategic buyers and 31 financial buyers. Jefferies further noted that, with respect to Herley's most recent process to explore its sale, over the past six months, Jefferies had contacted many of the same potential buyers that had been contacted in 2008 and that had not been subsequently acquired or combined with another company. Of the potential buyers that were contacted by Jefferies, on behalf of Herley, 20 potential buyers had requested additional information regarding Herley, including 14 strategic buyers and six financial buyers and, of those, 18 executed confidentiality agreements, seven submitted initial indications of interest, eight attended a management presentation, and two, Parent and Bidder C, remained interested in the acquisition of Herley and submitted indications of interest. Jefferies then summarized the terms of the indications of interest that had been submitted by each of Parent and Bidder C. Following this update, representatives from Jefferies left the meeting. This meeting of our Board continued into the following day at which time our Board deliberated over the current status of its sales process, including, but not limited to, how best to respond to Parent and Bidder C.

        On January 11, 2011, Jefferies, at the request of Herley, informed Parent that its revised indication of interest proposing the acquisition of Herley for $19.00 per Share in cash and shares of Parent common stock was not acceptable to our Board and that, if Parent wanted to acquire Herley, it needed to revise its proposal to provide for an all-cash transaction of at least $19.00 per Share.

        Also, on January 11, 2011, Jefferies, at the request of Herley, informed Bidder C that its revised indication of interest proposing the acquisition of Herley for $18.00 per Share in cash was not acceptable to our Board and that, if Bidder C wanted to acquire Herley, it would need to provide Herley with its highest and best offer which needed to provide for an all-cash transaction of at least $19.00 per Share.

        On January 15, 2011, Parent submitted a further revised indication of interest for the acquisition of Herley for $19.00 per Share in cash. In its revised indication of interest, Parent indicated that it was revising the proposed cash and stock consideration mix set forth in its previous indication of interest to an all-cash transaction. Parent also indicated that its acquisition of Herley would be structured as a tender offer or one-step merger transaction. In addition, Parent indicated that its obligation to consummate the acquisition of Herley would not be subject to financing and that it would contemplate financing the acquisition with debt financing to be arranged by financing sources led by an affiliate of Jefferies, and by issuing Parent common stock through an equity offering to be completed prior to signing an acquisition agreement with Herley. Parent also indicated that, one day earlier, an affiliate of Jefferies had represented to Parent that it would provide commitment letters necessary to finance the entire acquisition of Herley, plus fees and expenses, and would provide a financing commitment letter for 100 percent of the transaction purchase price, costs and expenses. Parent's revised indication of interest was not accompanied by a revised mark-up of the draft merger agreement that had been distributed, although Parent indicated that a revised merger agreement would be forthcoming. In its revised indication of interest, Parent also requested that, upon acceptance of the proposal, Herley enter into an exclusivity agreement with Parent through February 15, 2011. In its revised indication of interest, Parent indicated that its proposal would expire at 5:00 p.m., E.D.T., on January 18, 2011.

        On January 16, 2011, Bidder C submitted to Herley a further revised indication of interest for the acquisition of Herley for $18.25 per Share in cash, which represented an increase of $.25 per Share from its previous indication of interest dated January 7, 2011. Bidder C's revised indication of interest contained many of the same terms as were contained in its previous indication of interest. Unlike with its previous indication of interest, Bidder C's revised indication of interest was accompanied by a mark-up of the draft merger agreement that had been distributed to potential buyers. In its revised indication of interest, Bidder C also requested that, upon acceptance of the proposal, Herley enter into an exclusivity agreement with Bidder C for 14 days. In its revised indication of interest, Bidder C indicated that its proposal would expire at 8:00 p.m., E.D.T., on January 17, 2011.

        On January 17, 2011, Paul Hastings, on behalf of Parent, submitted to Herley a revised mark-up of the draft merger agreement. Parent's revised mark-up, among other changes, (i) requested that Parent have the right to negotiate for a five business day period to improve the terms of the proposed transaction in the event that Herley decided not to recommend the proposed transaction or terminate the definitive agreement in order accept a superior proposal, (ii) proposed a break-up fee to be paid by Herley of four percent of the aggregate transaction consideration in connection with certain events described in the merger agreement; (iii) contemplated that Herley's directors and officers enter into tender and voting agreements in connection with the Transactions; (iv) proposed an expanded definition of Company Material Adverse Effect; (v) proposed to limit the mandatory obligation of Merger Sub to extend the expiration date of the Offer until the final termination date if conditions to the Offer were not then satisfied; (vi) proposed to remove the right for Herley to terminate the Merger

Agreement if Parent failed to commence the Offer or accept the Shares tendered in the Offer in accordance with the merger agreement; (vii) proposed to expand the circumstances under which a termination fee would be payable, including during the 12-month period following the termination of the merger agreement in the event that Herley was acquired pursuant to an alternative transaction; (viii) proposed to remove the provision that any payment of a termination fee would be Parent's sole and exclusive remedy under the merger agreement; and (ix) proposed various additional conditions to the consummation of the tender offer, including the receipt of various consents and the absence of various third party actions and related events in connection with an alternative transaction.

        On the afternoon of January 17, 2011, at a meeting of our Board, the Board was updated on the status of the sales process and, in particular, was briefed on the terms of the indications of interest that had been received from Parent and Bidder C. It was noted for the Board that Parent was now requesting that it be granted the exclusive right to negotiate a transaction with Herley through February 28, 2011 and that, in exchange for such exclusivity, Parent had offered to provide Herley with a $2 million exclusivity payment that would be credited to the purchase price if the transaction was consummated or otherwise be refundable under only limited circumstances including if Herley terminated the exclusivity agreement with Parent to pursue an alternative transaction. Following a discussion of both indications of interest, the Board authorized its Chairman to negotiate the terms of an exclusivity agreement with Parent.

        On the evening of January 17, 2011, Blank Rome circulated to Paul Hastings an initial draft exclusivity agreement. In addition to providing Parent with an exclusive negotiating period, the draft exclusivity agreement contemplated that Parent confirm to Herley that no financing condition, including that which may arise due to any conditions contained in a commitment letter to be entered into by Parent or its affiliates with potential financing sources, would be contained or reflected in any definitive agreement relating to the Transactions. The draft exclusivity agreement also contemplated that Herley would have the right to terminate such agreement, in connection with an unsolicited tender or exchange offer or business combination or other alternative transaction, if Herley's Board determined in good faith, after consultation with its advisors, that compliance with the terms of the exclusivity agreement would cause it to violate its fiduciary duties or applicable laws. In addition, the draft exclusivity agreement contemplated, as had been already discussed between Herley and Parent, that Parent, in exchange for being granted exclusivity, would provide Herley with a $2 million exclusivity payment that would be credited to the purchase price if the transaction was consummated or otherwise be refundable under only limited circumstances, including if Herley terminated the exclusivity agreement with Parent to pursue an alternative transaction.

        Concurrently with providing Paul Hastings with an initial draft exclusivity agreement, Blank Rome provided Paul Hastings with various comments to Parent's most recent indication of interest and the merger agreement markup that had been provided and indicated that various issues in the indication of interest and merger agreement needed to be addressed prior to the execution of any exclusivity agreement, including, but not limited to, (i) that Parent confirm that the only transaction structure contemplated is a two-step tender offer followed by a back-end merger as opposed to a one-step merger transaction; (ii) that Parent confirm various matters with respect to its financing of the Transactions, including agreeing to provide Herley with copies of all financing commitment letters by a certain date and indicate what lender approvals Parent would be required to obtain in connection with the Transactions; (iii) that Parent confirm when it expected to complete all of its legal and business due diligence (iv) that Parent provide Herley with a detailed list of all open due diligence areas and materials that need to be provided or uploaded to the electronic data room; (v) that no employment agreements or acceptances of employee offer letters can be a condition to signing or closing of the Transactions; nor will Herley agree to any language suggesting that it has any obligation or duty, best efforts or otherwise, to facilitate such agreements or acceptances; (vi) that no tender and/or voting agreements would be sought in connection with the Transactions; (vii) that the definition of Company

Material Adverse Effect be revised to include a number of the exceptions that Parent had sought to remove such as excluding any items that are included on Herley's disclosure schedules; (viii) that, unless the merger agreement was terminated in accordance with its terms, Merger Sub would have a mandatory obligation to extend the expiration date of the Offer until the final termination date if conditions to the Offer were not then satisfied; (ix) that Herley would have the right to terminate the merger agreement if Parent failed to commence the Offer or accept the Shares tendered in the Offer in accordance with the merger agreement; (x) that no termination fee would be payable during a "tail period" unless the Acquisition Proposal was publicly disclosed prior to the termination of the merger agreement; and (xi) that any payment of a termination fee would be Parent's sole and exclusive remedy under the merger agreement.

        Also, on January 17, 2011, Bidder C verbally communicated to Herley that it was prepared to increase its purchase price for the acquisition of Herley from $18.25 per Share in cash to $18.50 per Share in cash, which represented an increase of $.25 per Share from its previous indication of interest dated January 16, 2011.

        On or about January 18, 2011, Herley's Chairman held a telephone call with a senior executive at Bidder C and they discussed the possibility of Bidder C, similar to what had been discussed with Parent, making a payment to Herley of $2 million in exchange for exclusivity and which payment would be refundable only under limited circumstances. At the end of the call, Bidder C indicated that it was willing to provide such an exclusivity payment.

        On January 18, 2011, Bidder C submitted to Herley a revised indication of interest for the acquisition of Herley confirming its interest in acquiring Herley for $18.50 per Share in cash. Bidder C's revised indication of interest contained many of the same terms as were contained in its previous indication of interest but now also contemplated Bidder C making a payment to Herley of $2 million in exchange for exclusivity and which payment would be refundable only under limited circumstances. In its revised indication of interest, Bidder C also requested that, upon acceptance of the proposal, Herley enter into an exclusivity agreement with Bidder C for 14 days. In its revised indication of interest, Bidder C indicated that its proposal would expire at 7:00 p.m., E.D.T., on January 19, 2011.

        On January 18, 2011, the respective counsel for Herley and Parent, Blank Rome and Paul Hastings, held a telephone conference to discuss and negotiate the terms of the exclusivity agreement and the indication of interest. During the course of the call, the respective counsel also discussed and negotiated the various issues that Herley had with the most recent indication of interest that had been provided by Parent, as discussed above, and discussed and negotiated various provisions of the draft merger agreement that had been provided by Parent that Herley was requiring be resolved before it was prepared to grant Parent exclusivity. Later that day and continuing into the following day, January 19, 2011, Blank Rome and Paul Hastings exchanged various additional drafts of the exclusivity agreement and the indication of interest and held a number of telephone conference calls to discuss and negotiate the provisions of these two documents. During the course of these negotiations, Parent indicated that it would not seek an exclusivity period longer than 30 days.

        On January 19, 2011, Herley and Parent executed the Exclusivity Agreement which provided for exclusivity through the close of business, New York time, on February 19, 2011. In addition, Herley countersigned the final form of indication of interest that had been agreed to by Herley and Parent. As countersigned, the final form of indication of interest continued to contemplate the acquisition of Herley by Parent for $19.00 per Share in an all-cash tender offer. Among other revisions requested by Herley and agreed to by Parent, it also confirmed that (i) no employment agreements or acceptances of employee offer letters would be a condition to signing or closing of the Transactions; (ii) Parent expected to complete its due diligence by February 8, 2011; (iii) Parent's most recent mark-up of the draft merger agreement reflected substantially all of its comments and Parent was not contemplating any additional conditions being proposed to the consummation of the Offer; (iv) Parent would deliver to Herley a final draft of its financing commitment letter no later than January 28, 2011; and (v) Parent would deliver to Herley within 48 hours a detailed due diligence request list containing all items that it needed to review to finalize its due diligence review of Herley.

        On January 20, 2011, Parent circulated to Herley the detailed due diligence request list that it committed to provide in the countersigned indication of interest.

        On January 25, 2011, Blank Rome distributed to Paul Hastings a revised draft of the merger agreement containing revisions proposed on behalf of Herley.

        Also, on January 26, 2011, Blank Rome, Blakinger, Byler & Thomas and Paul Hastings held a telephonic meeting to discuss the terms of the revised draft of the merger agreement.

        On January 27, 2011, Paul Hastings distributed to Blank Rome, Blakinger, Byler & Thomas, and Barley Snyder a revised draft of the merger agreement containing revisions proposed on behalf of Parent.

        On January 28, 2011, various members of our Board participated in a conference call, to which all members of the Board were invited, to discuss the retention of a second financial advisor. During this call, the qualifications of, and proposals from, a number of investment banking firms were reviewed and, following discussion, it was the consensus of the Board members present that Credit Suisse Securities (USA) LLC ("Credit Suisse") be selected. In connection with this conference call, the members of the Board who were not present indicated to the Board's Chairman that they concurred in the selection of Credit Suisse.

        On the afternoon of January 28, 2011, Blank Rome, Blakinger, Byler & Thomas, and Paul Hastings held a telephonic meeting to discuss and negotiate various provisions of the revised draft of the merger agreement.

        On the evening of January 28, 2011, Paul Hastings distributed to Blank Rome, Blakinger, Byler & Thomas, and Barley Snyder a final draft of the commitment letter that Parent would be executing with an affiliate of Jefferies to provide debt financing for the Transactions.

        On January 30, 2011, Blank Rome distributed to Paul Hastings a revised draft of the merger agreement containing revisions proposed on behalf of Herley.

        On the afternoon of January 31, 2011, Blank Rome, Blakinger, Byler & Thomas, and Paul Hastings held a telephonic meeting to discuss and negotiate various provisions of the revised merger agreement.

        On February 1, 2011, Paul Hastings distributed to Blank Rome, Blakinger, Byler & Thomas, and Barley Snyder a revised draft of the merger agreement containing revisions proposed on behalf of Parent.

        On the evening of February 1, 2011, the members of our Board held a conference call to receive an update on the status of the proposed transaction. Also participating on this conference call were representatives of Herley's legal advisors at Blank Rome, Blakinger, Byler & Thomas, Barley Snyder and representatives of Credit Suisse.

        On February 3, 2011, Blank Rome, Blakinger, Byler & Thomas, and Paul Hastings held a telephonic meeting to discuss the terms of the revised draft of the merger agreement.

        On February 4, 2011, at a meeting of our Board, Blank Rome updated the Board on the status of the negotiations with Parent and provided a summary of the latest draft of the merger agreement provided by Paul Hastings. Blank Rome indicated that all material items in the merger agreement had been resolved other than the amount of the termination fee, the circumstances under which the Exclusivity Payment would be returned and the date by which Parent would be required to commence the Offer. Blank Rome then reviewed with the Board their fiduciary duties in connection with the sale of Herley, including various factors that each board member may wish to consider before approving the proposed transaction. Jefferies then reviewed with the Board its financial analysis of the $19.00 per Share consideration. Also at this meeting, Credit Suisse reviewed with the Board its preliminary financial analysis of the $19.00 per Share consideration.

        After the Board meeting, Blank Rome contacted Paul Hastings to continue negotiation of the terms of the merger agreement. Following that discussion, Paul Hastings distributed to Blank Rome, Blakinger, Byler & Thomas, and Barley Snyder a revised draft of the merger agreement containing revisions proposed on behalf of Parent.

        On February 5, 2011, Herley's Chairman and Kratos' President & Chief Executive Officer, had a telephone discussion and agreed that the termination fee would be equal to 3.5% of the aggregate transaction value or approximately $9.4 million. They also agreed that the Exclusivity Payment would be returned to Parent within one business day of the earlier to occur of (a) the Acceptance Date and (b) the termination of the merger agreement by (i) Parent in the event of a Company Material Adverse Effect, a Board Recommendation Change or a material breach of the merger agreement by Herley; or (ii) Herley to accept a Superior Proposal.

        Also, on February 5, 2011, Blank Rome and Paul Hastings discussed the date by which the tender offer must be commenced and agreed, on behalf of Herley and Parent, respectively, that the tender offer would be commenced no later than February 25, 2011. During the remainder of the day and continuing through February 6, 2011, Herley and Parent, acting through their respective counsel, negotiated the remaining terms of the merger agreement.

        After such negotiations, on the morning of February 7, 2011, at a meeting of the Board, Blank Rome and Blakinger, Byler & Thomas reviewed with the Board the resolution of the material issues in the merger agreement that had been noted as unresolved as of the last Board meeting. Jefferies rendered to the Board its opinion, confirmed by delivery of a written opinion dated February 7, 2011, to the effect that as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth therein, the $19.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares was fair, from a financial point of view, to such holders. Also at this meeting, Credit Suisse updated the Board as to its financial analysis of the $19.00 per Share consideration and rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated February 7, 2011, to the effect that, as of that date and based on and subject to the matters described in the opinion, the $19.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of the Shares (other than Parent, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders. After deliberation and discussion, the Board unanimously (i) adopted and approved the merger agreement, (ii) resolved that the terms of the merger agreement, the Offer, the Merger and any other transactions contemplated by the merger agreement were advisable and fair to, and in the best interests of, Herley and its stockholders, (iii) resolved that the merger agreement be submitted to Herley's stockholders for adoption, if applicable, as soon as practicable after the consummation of the Offer, (iv) resolved that the Board would recommend that the stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and, to the extent required to consummate the Merger, the stockholders entitled to vote thereon should adopt the merger agreement, and (v) authorized management to finalize and execute the merger agreement.

        On the afternoon of February 7, 2011, the merger agreement was executed by Herley, Parent and Merger Sub. Thereafter, following the closing of trading on NASDAQ that day, Herley and Parent issued separate press releases announcing that the parties had entered into the merger agreement.

(c)   Reasons for the Transaction and Recommendation of Herley's Board

        Our Board, in consultation with our senior management and our legal counsel and financial advisors, evaluated the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Our Board, in determining to approve and declare advisable, fair to and in the best interest of the stockholders of Herley, the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, upon the terms and conditions contained therein, and in recommending that, if required by applicable law, the stockholders of Herley approve the Merger Agreement, considered a number of factors, including the following:

Business and Financial Condition and Prospects of Herley

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  The current and historical financial condition, results of operations, competitive position, strategic options and prospects of Herley, as well as the financial plan and prospects if Herley were to remain an independent public company, and the potential impact of those factors on the trading price of Herley Common Stock (which cannot be quantified numerically).

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  Herley's likelihood of achieving and executing upon its business plan given Herley's size in comparison to other competitors in its industry and the ongoing consolidation in its industry, including the effect Herley's size would have on (i) its ability to attract and retain talent, (ii) its ability to attract and secure contracts with larger customers, and (iii) its future revenue.

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  Herley's competitive position, particularly its ability to continue to compete for new business from existing customers and new customers against larger, financially stronger firms which have more diversified offerings.

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  The certainty of realizing in cash a compelling value for Herley Common Stock in the Offer compared to the risk and uncertainty associated with the operation of Herley's business (including the risk factors set forth in Herley's Annual Report on Form 10-K for the fiscal year ended August 1, 2010 and Herley's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2010) in highly volatile and unpredictable market conditions, including the risks and uncertainties in the U.S. and global economies generally.

Industry Trends

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  The trends and conditions impacting Herley and the defense industry, including changes in competition and consolidation within the defense industry.

Historical Trading Prices; Premium to Market Price

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  The relationship of the Offer Price to the historical market prices of the Shares on NASDAQ. The Offer Price represents:

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  A 34.3% premium over the closing price of the Shares on March 22, 2010, the day before Herley announced at its 2010 annual meeting of stockholders that it intended to increase stockholder value through its participation in the consolidation of the defense industry.

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  A 16.9% premium over the closing price of the Shares on February 7, 2011, the last full trading day prior to Herley's announcement that it had entered into the Merger Agreement.

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  A 9.9% premium over the average closing price of the Shares over the 30-day period ended on the day before the announcement of the transaction.

  •
  A 10% premium over the average closing price of the Shares over the 60-day period ended on the day before the announcement of the transaction.

    •
    An 11.7% premium over the average closing price of the Shares over the 90-day period ended on the day before the announcement of the transaction.

Review of Strategic Alternatives

  •
  That, after the reviews of strategic alternatives conducted by Herley, both in 2008 and 2010, which involved contacting, in the aggregate, 88 parties regarding their potential interest in acquiring Herley, including 57 strategic buyers and 31 financial buyers, the value offered to stockholders in the Offer and the Merger was more favorable to the Herley stockholders than the potential value that might result from other strategic opportunities readily available to Herley, including remaining an independent company and pursuing Herley's strategic plan, taking into account (i) the potential benefits, risks and uncertainties associated with those opportunities and (ii) the difficulties in implementing Herley's plans related to revenue growth.

Solicitation of Other Parties

  •
  The results of our Board's most recent process to explore the sale of Herley, with the assistance of Jefferies, which, after contacting many of the same parties that participated in our Board's 2008 process, included 20 potential buyers, including 14 strategic buyers and six financial buyers, requesting additional information regarding Herley, and, of those, 18 executing confidentiality agreements, seven submitting initial indications of interest, eight attending a management presentation, and two submitting final indications of interest. Our Board considered the fact that Parent's bid represented the highest price that Herley received for the acquisition of Herley at the conclusion of its bidding process.

  •
  The various public disclosures that were made by Herley in 2010 and 2011 placing all potential acquirers or strategic partners on notice of a possible sale, including, but not limited to, the comments by Herley's Chairman, (i) on March 23, 2010, at Herley's 2010 Annual Meeting of Stockholders, that Herley intended to increase stockholder value through its participation in the consolidation of the defense industry and that Jefferies had been retained to serve as Herley's financial advisor; and (ii) on January 11, 2011, at Herley's 2011 Annual Meeting of Stockholders, that Herley's process to enhance stockholder value was nearing a conclusion.

  •
  The discussions that our Board had held with Herley's legal counsel and Jefferies at different times during the process with respect to the terms of the proposals received in the sales process and whether parties other than Parent would likely be willing or capable of entering into a transaction with Herley that would provide value to Herley's stockholders superior to the cash price to be paid pursuant to the Offer and the Merger.

  •
  The fact that our Board could terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), subject to payment of a termination fee prior to the purchase of Shares in the Offer.

History of Negotiations with Parent

  •
  The course of negotiations between Herley and Parent which, among things, resulted in Parent agreeing to reduce the proposed termination fee from 4.0% to 3.5% of the aggregate consideration payable to the holders of Shares (with such termination fee, if payable, serving as Parent's and Merger Sub's sole and exclusive remedy for damages).

  •
  The Herley Board's belief that, based on the history of Herley's negotiations with Parent, that the Offer Price was the highest price per Share that Parent was willing to pay and that the other terms of the Merger Agreement were the most favorable terms to Herley to which Parent was willing to agree.

Opinions of Financial Advisors

  •
  The opinion, dated February 7, 2011, and financial analysis of Jefferies to our Board as to the fairness, from a financial point of view and as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in the opinion, of the $19.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of shares of Herley Common Stock, as more fully described under "(f) Opinion of Herley's Financial Advisors—Opinion of Jefferies & Company, Inc."

  •
  The opinion, dated February 7, 2011, and financial analysis of Credit Suisse to our Board as to the fairness, from a financial point of view and as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in the opinion, of the $19.00 per share consideration to be received in the Offer and the Merger, taken together, by holders of Herley Common Stock (other than Parent, Merger Sub and their respective affiliates), as more fully described below under "(f) Opinion of Herley's Financial Advisors—Opinion of Credit Suisse Securities (USA) LLC."

Certainty of Value of Cash Consideration

  •
  That the Offer and the Merger provides Herley's stockholders with $19.00 per Share in all-cash consideration in exchange for their Shares thereby eliminating any uncertainties in valuing such cash consideration to be received by Herley's stockholder and providing Herley's stockholders with immediate liquidity.

Advantages of Structuring the Transaction as a Tender Offer

  •
  The advantages of structuring the transaction as a tender offer for all Shares, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders (other than those who properly perfect their appraisal rights under the DGCL) will receive the same consideration as received by stockholders who tender their Shares in the Offer.

Business Reputation of Parent

  •
  The business reputation of Parent and its management, and the substantial financial resources of Parent and, by extension, Merger Sub.

Availability of Financing to Consummate the Offer and the Merger; No Financing Condition

  •
  The fact that the Offer is not subject to a financing condition, and the representation of Parent that it has sufficient funds available to it to consummate the Offer and the Merger, which collectively supported the conclusion that a transaction with Parent and Merger Sub could be completed relatively quickly and in an orderly manner.

Regulatory Approvals

  •
  That the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  •
  The other regulatory approvals needed to consummate the Offer and the Merger, and the expectation, after considering advice of outside legal counsel, with respect to obtaining all regulatory approvals in a timely manner, and the commitment by Parent with respect to taking action needed to obtain such clearances.

Termination Fee

  •
  That the termination fee of approximately $9.4 million (or approximately 3.5% of the aggregate consideration payable in the Transactions), payable by Herley to Parent if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, is not unreasonable, was comparable to termination fees in transactions of a similar size, and would not likely deter competing bids and would not likely be required to be paid unless Herley entered into or intended to enter into a transaction that is more favorable to Herley's stockholders than the Transactions.

  •
  That the termination fee, if payable, would serve as Parent's and Merger Sub's sole and exclusive remedy for damages.

Terms and Conditions of the Merger Agreement

  •
  The fact that the financial and other terms and conditions of the Merger Agreement and the Transactions, including, but not limited to, the number and nature of the conditions to Parent's and Merger Sub's obligations to consummate the Offer and the Merger, were the product of arms-length negotiations among the parties and were designed to provide more certainty that the Offer and the Merger would ultimately be consummated on a timely basis.

  •
  That the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a Merger for the same consideration, thereby enabling Herley stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

  •
  That the Merger Agreement provides that, under certain circumstances, Merger Sub would be required to extend the Offer beyond the initial 20 Business Day period if certain conditions to the consummation of the Offer are not satisfied as of the end of such period and that Merger Sub may elect, other than in certain limited circumstances, to provide "subsequent offering periods" pursuant to Rule 14d-11 of the Exchange Act.

  •
  That the Merger Agreement includes a representation of Parent that it had sufficient funds to consummate all of the Transactions, including the purchase of all of the outstanding Shares in the Offer and the Merger.

  •
  That the material terms of the Merger Agreement, taken as a whole, were as favorable as, or more favorable than, those found in comparable acquisition transactions.

  •
  The definition of "Company Material Adverse Effect" in the Merger Agreement and the various exceptions thereto and the effect thereof on the likelihood that the Offer and the Merger would be consummated pursuant to the terms of the Merger Agreement.

  •
  The fact that, subject to compliance with the terms and conditions of the Merger Agreement, Herley is permitted to furnish information to, and participate in discussions and negotiations with, any third party that makes an unsolicited, bona fide, written takeover proposal that constitutes or may reasonably be expected to constitute a Superior Proposal.

  •
  The ability of our Board under certain circumstances to withdraw, modify or change our Board's recommendation to stockholders that they accept the Offer, tender their shares of Herley Common Stock to Merger Sub pursuant to the Offer and, if required, vote their shares of Herley Common Stock in favor of the adoption of the Merger Agreement, and the right of our Board to terminate the Merger Agreement if certain conditions are satisfied, subject to the payment of a termination fee of approximately $9.4 million (or approximately 3.5% of the aggregate consideration payable in the Transactions) from Herley to Parent, and the reasonableness of such provisions in light of, among other things, the benefits of the Offer and the Merger to Herley's stockholders and the typical range and size of such fees in similar transactions.

  •
  The provisions of the Merger Agreement allowing each party to terminate the Merger Agreement if Shares have not been accepted for payment by Merger Sub prior to June 30, 2011.

  •
  The availability of appraisal rights with respect to the Merger, which would give stockholders who properly perfected their appraisal rights the ability to seek and be paid a judicially determined appraisal of the "fair value" of their shares of Herley Common Stock at the completion of the Merger.

Specific Performance/Remedies.

  •
  That the Merger Agreement provides each party the right to seek an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement in Delaware courts.

  •
  That there is no limitation on the amount of damages for fraud or any intentional or knowing material breach of the Merger Agreement (other than against Herley in circumstances in which the termination fee is paid by Herley).

        In the course of its deliberations, the Herley Board also considered a variety of risks and other countervailing factors with respect to the Offer and the Merger, including:

No-Shop; Termination Fee

  •
  The restrictions that the Merger Agreement impose on Herley's ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, and the insistence by Parent, as a condition to executing the Merger Agreement, that Herley would be obligated to pay a termination fee of approximately $9.4 million (or approximately 3.5% of the aggregate consideration payable in the Transactions) under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

Conditions to Closing

  •
  The conditions to Parent and Merger Sub's obligation to consummate the Offer and the Merger, and the possibility that such conditions may not be satisfied. The risk that completion of the Offer and the Merger would require antitrust clearance and the satisfaction of certain other closing conditions that are not within Herley's control, including that no material adverse effect on Herley has occurred.

Effect of a Failure to Close

  •
  The risk that, if the Transactions, including the Offer and the Merger, are not completed, Herley's officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction.

Potential Harm to Business if Merger is Not Completed

  •
  The risk that, if the Transactions, including the Offer and the Merger, are not completed, the market's perception of Herley could potentially result in a loss of customers, vendors and employees, and the risk that, during the course of the due diligence process, Herley has provided Parent with very sensitive, confidential information that could affect Herley's ability to compete with Parent were the Transactions not to be completed.

Public Announcement of the Merger Agreement

  •
  The effect of a public announcement of the execution of the Merger Agreement, including effects on Herley's sales, operating results and stock price, and Herley's ability to attract and retain key management and sales and marketing personnel.

Pre-Closing Covenants

  •
  The restrictions on the conduct of Herley's business prior to the completion of the transaction, requiring Herley to conduct its business in the ordinary course of business, to use its reasonable efforts, consistent with past practice and policies, to preserve intact its business organization and material assets, to keep available the services of its officers, directors and associates, to comply in all material respects with all applicable laws and the requirements of its material contracts, to maintain satisfactory relationships with business partners, and to seek the consent of Parent prior to engaging in various activities, which may delay or prevent Herley from undertaking business opportunities that may arise pending completion of the transaction, whether or not consummated.

Cash Consideration

  •
  While the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares traded prior to the public announcement of the Offer and the Merger, tendering of shares of Herley common stock in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of Herley.

Possible Inability to Obtain Financing

  •
  The risk that Parent and Merger Sub may not have sufficient cash to consummate the transactions if their financing is not consummated.

Improvement in Company's Prospects

  •
  The risk that Herley's prospects could change materially, including in ways beneficial to Herley, but in ways that do not constitute an intervening event that would entitle our Board to change its recommendation to Herley's stockholders, and the price per share of Herley Common Stock offered under the Merger Agreement is fixed at $19.00 per Share, regardless of such changes.

Interests in the Transactions

  •
  The risk that the executive officers and directors of Herley may have interests in the Offer and the Merger that are different from, or in addition to, those of Herley's stockholders, including certain change of control payments, and the risk that neither the Offer nor the Merger is conditioned upon any member of Herley's management entering into any employment, equity contribution, or other agreement, arrangement or understanding with Parent, Merger Sub or Herley.

Tax Consequences

  •
  The risk that the all-cash consideration to be received by the stockholders who are U.S. persons in the Offer and the Merger would be taxable to such stockholders who have a gain for U.S. federal income tax purposes.

        The foregoing discussion of the factors considered by our Board is not intended to be exhaustive, but does set forth the principal factors considered by our Board. Our Board collectively reached the unanimous conclusion to approve the Offer, the Merger and the Merger Agreement in light of the various factors described above and other factors that each member of our Board deemed relevant. In view of the wide variety of factors considered by the members of our Board in connection with their evaluation of the Offer and the Merger and the complexity of these matters, our Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Our Board made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

        After evaluating the above factors, our Board unanimously determined that the Offer, the Merger and the other Transactions are advisable, fair to and in the best interests of the stockholders of Herley and adopted and approved the Merger Agreement, the Offer, the Merger and the other Transactions and declared it advisable that Herley enter into the Merger Agreement and consummate the Offer, the Merger and the other Transactions. Our Board unanimously recommends that Herley stockholders accept the Offer, tender their shares of Herley Common Stock pursuant to the Offer and, if necessary, approve the Merger.

(d)   Financial Information and Projections

        Throughout this section, references to "fiscal years ending July 31" (other than references to historical periods) are deemed to refer to the 52 or 53 week period that would end on the Sunday closest to July 31 of such period. Information contained in this section and expressed in dollars has generally been presented in rounded numbers. Certain of the totals presented in this section may have been affected by the use of this rounded information.

        Herley's management does not as a matter of course make public projections as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, in connection with the sale process, Herley's management prepared certain non-public financial information and projections about Herley, which were presented to the Board by management during the course of deliberations regarding the Offer and the Merger. This information was also provided to Jefferies and Credit Suisse in connection with their respective opinions to the Board, as described under "Item 4. The Solicitation or Recommendation—Opinions of the Company's Financial Advisors". In addition, certain financial information and projections were presented to qualifying bidders during the course of the sale process, which information was updated as the sale process continued during 2008 though 2010. None of the financial information and projections gives effect to the Offer or the Merger.

        The most recent financial information and projections of Herley made available to qualifying bidders, including Parent, as well as to Herley's financial advisors, included:

  •
  adjusted historical statement of operations information of Herley for the 53 weeks ended August 3, 2008, and for the 52 weeks ended August 2, 2009 and August 1, 2010;

  •
  financial projections, on both an adjusted and unadjusted basis, of Herley for each of the fiscal years ending July 31, 2011, 2012 and 2013.

        Certain of the most recent adjusted historical financial information for Herley's 2008, 2009 and 2010 fiscal years, made available to Parent and other qualifying bidders, as well as to Herley's financial advisors, was as follows:

Adjusted Historical Financial Information

	Fifty-three weeks ended	Fifty-two weeks ended
		August 2, 2009	August 1, 2010
(in millions)	August 3, 2008
Net sales, as adjusted(1)	$135.7	$160.8	$185.7
Cost of products sold, as adjusted(1)	107.0	115.8	131.2

Gross profit, as adjusted(1)	28.6	45.0	54.5
Selling and administrative expenses, as adjusted(2)	20.7	22.5	25.4

Operating income, as adjusted(1)(2)	7.9	22.5	29.0
Plus depreciation and amortization	7.3	8.5	6.9

EBITDA, as adjusted(1)(2)(3)	15.2	30.9	36.0
Plus (increase)/decrease in net working capital	(8.2)	13.7	9.4
Minus capital expenditures	(4.6)	(5.4)	(5.3)

Pre-tax free cash flow, as adjusted(1)(2)(3)	$2.4	$39.2	$40.1

(1)
Adjusted to eliminate net sales and cost of products sold, as the case may be, associated with (i) a contract that was transferred as a result of the closing in fiscal year 2008 of Herley's Farmingdale facility; (ii) costs associated with certain abandoned assets, and physical inventory and obsolescence adjustments as a result of the Farmingdale facility closing; (iii) the settlement of an outstanding claim with a customer for equitable adjustment for unpriced change orders; and (iv) a write-off of certain inventory associated with the settlement of litigation with a customer. The following table presents a reconciliation of net sales and cost of products sold, as reported, to net sales and cost of products sold, each as adjusted, respectively, for each of the fiscal years presented above:

	Fifty-three weeks ended	Fifty-two weeks ended
		August 2, 2009	August 1, 2010
(in millions)	August 3, 2008
Net sales, as reported	$136.1	$160.1	$188.1
Subtract sales related to transferred contract	(0.4)	(2.1)	(2.4)
Add settlement of claim with customer	—	2.8	—

Net sales, as adjusted	$135.7	$160.8	$185.7

Cost of products sold, as reported	$107.8	$132.6	$134.3
Subtract costs related to transferred contract	0.8	5.5	3.1
Subtract Farmingdale facility closing costs	—	3.3	—
Subtract settlement of litigation with customer	—	7.7	—
Subtract settlement of claim with customer	—	0.3	—

Cost of products sold, as adjusted	$107.0	$115.8	$131.2

(2)
"Selling and administrative expenses" is defined throughout this section to mean Herley's consolidated cost and expenses, as reported, other than cost of products sold, as reported. In the foregoing table, selling and administrative expenses have been adjusted to exclude (i) costs associated with the Farmingdale facility closing; (ii) certain of Herley's costs and expenses associated with being a stand-alone public company, including certain executive and corporate staff compensation and corporate office costs; (iii) certain non-recurring settlement costs and related legal expenses; and (iv) a non-recurring goodwill impairment charge. The following table presents a reconciliation of Herley's selling and administrative expenses, as reported as defined above, to selling and administrative expenses, as adjusted, for each of the fiscal years presented above:

	Fifty-three weeks ended	Fifty-two weeks ended
		August 2, 2009	August 1, 2010
(in millions)	August 3, 2008
Selling and administrative expenses	$49.4	$85.5	$44.1
Subtract Farmingdale-related costs	—	0.3	—
Subtract public company and corporate office costs	7.1	6.2	6.0
Subtract settlement costs and legal expenses	21.6	12.3	12.7
Subtract goodwill impairment charge	—	44.2	—

Selling and administrative expenses, as adjusted	$20.7	$22.5	$25.4
(3)
As used throughout this section, (i) EBITDA is defined as Herley's consolidated operating income (loss) plus depreciation and amortization, and (ii) pre-tax free cash flow is defined as Herley's EBITDA, plus the (increase) decrease in net working capital, minus capital expenditures.

        Certain of the most recent unadjusted and adjusted projected financial information for Herley's 2011, 2012 and 2013 fiscal years made available to Parent and other qualifying bidders, as well as to Herley's financial advisors, was as follows:

Unadjusted Projected Financial Information

	Fiscal years ending July 31,
(in millions)	2011	2012	2013
Net sales	$211.8	$230.7	$260.2
Cost of products sold	148.0	159.3	179.8

Gross profit	63.9	71.4	80.4
Selling and administrative expenses	32.5	34.7	38.3

Operating income	$31.4	$36.7	$42.1

 Adjusted Projected Financial Information

	Fiscal years ending July 31,
(in millions)	2011	2012	2013
Net sales	$211.8	$230.7	$260.2
Cost of products sold	148.0	159.3	179.8

Gross profit	63.9	71.4	80.4
Selling and administrative expenses, as adjusted(1)	25.4	27.3	30.7

Operating income, as adjusted(1)	38.5	44.1	49.7
Plus depreciation and amortization	6.8	7.0	7.2

EBITDA, as adjusted(1)	45.3	51.1	56.9
Plus (increase)/decrease in net working capital	(16.3)	(0.8)	(1.9)
Minus capital expenditures	(7.5)	(7.0)	(7.5)

Pre-tax free cash flow, as adjusted(1)	$21.5	$43.3	$47.5

(1)
As used in the table above, "selling and administrative expenses, as adjusted" is defined as Herley's selling and administrative expenses (as reported as previously defined), less (i) certain of Herley's costs and expenses associated with being a stand-alone public company, including certain executive and corporate staff compensation and corporate office costs; and (ii) certain non-recurring settlement-related legal expenses. The following table presents a reconciliation of selling and administrative expenses, as adjusted, to selling and administrative expenses for each of the fiscal years presented above:

	Fiscal years ending July 31,
(in millions)	2011	2012	2013
Selling and administrative expenses	$32.5	$34.7	$38.3
Subtract public company costs	6.3	6.6	6.8
Subtract legal expenses	0.8	0.8	0.8

Selling and administrative expenses, as adjusted	$25.4	$27.3	$30.7

        In addition to the historical and projected financial information described above, Herley's management provided to the Board and to Herley's financial advisors:

  •
  adjusted historical statement of operations information of Herley for the 53 weeks ended August 3, 2008, and for the 52 weeks ended August 2, 2009 and August 1, 2010;

  •
  financial projections, on an adjusted basis, of Herley for each of the fiscal years ending July 31, 2011, 2012, 2013, 2014 and 2015.

        Certain of the most recent adjusted historical and projected financial information provided to the Board and to Herley's financial advisors was as follows:

	Fifty-three weeks ended	Fifty-two weeks ended
				Fiscal year ending July 31,
	August 3, 2008(1)	August 2, 2009(1)	August 1, 2010(1)
(in millions)				2011	2012	2013	2014	2015
Net sales, as adjusted(1)	$135.7	$160.8	$185.7	$211.8	$230.7	$260.2	$268.0	$276.1
Cost of products sold, as adjusted(1)	107.0	115.8	131.2	148.0	159.3	179.8	185.2	190.8

Gross profit, as adjusted(1)	28.6	45.0	54.5	63.9	71.4	80.4	82.8	85.3
Selling and administrative expenses, as adjusted(2)	27.8	28.7	31.4	31.8	33.9	37.5	38.6	39.7

EBIT, as adjusted(1)(2)(3)	0.8	16.3	23.1	32.1	37.5	42.9	44.2	45.5
Depreciation and amortization	7.3	8.5	6.9	6.8	7.0	7.2	7.4	7.6

EBITDA, as adjusted(1)(2)	8.1	24.8	30.0	38.9	44.5	50.1	51.6	53.2
Capital expenditures	4.6	5.4	5.3	7.5	7.0	7.5	7.7	8.0

(1)
See footnote (1) to the "Adjusted Historical Financial Information" table above, which provides a description of the adjustments to net sales and cost of products sold with respect to these periods and a reconciliation of net sales, and cost of products sold, each as reported, to net sales and cost of products sold, each as adjusted, for each of the applicable periods.

(2)
As used in the table above, "selling and administrative expenses, as adjusted" is defined as Herley's selling and administrative expenses (as previously defined), less (i) costs associated with the Farmingdale facility closing; (ii) certain non-recurring settlement costs and legal expenses; and (iii) a one-time goodwill impairment charge. The following table presents a reconciliation of selling and administrative expenses, as reported as defined herein, to selling and administrative expenses, as adjusted, for each of the fiscal years presented above:

	Fifty-three weeks ended	Fifty-two weeks ended
				Fiscal year ended July 31,
	August 3, 2008	August 2, 2009	August 1, 2010
(in millions)				2011	2012	2013	2014	2015
Selling and administrative expenses, as reported	$49.4	$85.5	$44.1	$32.5	$34.7	$38.3	$39.4	$40.5
Subtract Farmingdale-related costs	—	0.3	—	—	—	—	—	—
Subtract settlement and legal costs	21.6	12.3	12.7	0.8	0.8	0.8	0.8	0.8
Subtract goodwill impairment charge	—	44.2	—	—	—	—	—	—

Selling and administrative expenses, as adjusted	$27.8	$28.7	$31.4	$31.8	$33.9	$37.5	$38.6	$39.7

(3)
As used in the table above, "EBIT" is defined to mean gross profit, as adjusted, minus selling and administrative expenses, as adjusted.

        Herley believes the non-GAAP financial measures set forth above provide important supplemental information to management and investors. These non-GAAP financial measures reflect an additional way of viewing aspects of Herley's operations that, when viewed with its GAAP results and the accompanying reconciliation to the most directly comparable GAAP financial measure, provide a more complete understanding of factors and trends affecting Herley's business and results of operations.

        These non-GAAP financial measures should not be considered as alternatives to, or more meaningful than the financial measures prepared on a GAAP basis. Management strongly encourages investors to review Herley's consolidated financial statements in their entirety and to not rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare this financial measure with other companies' non-GAAP financial measures having same or similar names.

        The financial information set forth above is included in this Schedule 14D-9 only because this information was provided to third parties in connection with the contemplated sale of Herley as described in this Schedule 14D-9. The inclusion of this information should not be regarded as an indication to any stockholder that the Board or any other recipient of this information considered, or now considers, that actual future results will necessarily reflect the projections contained herein, and this information should not be relied upon as such. This financial information reflects numerous estimates and assumptions with respect to industry and specific third party performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to Herley's business, all of which are difficult to predict and many of which are beyond its control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than such projections. As the projections cover multiple years, such information becomes by its nature less predictive with each successive year. Also, the economic and business environments can and do change quickly, which adds a significant level of unpredictability, unreliability and execution risk. In addition, the financial information set forth above does not reflect the effects of the Offer or the Merger.

        Stockholders are also cautioned that the historical financial information set forth in this section has been adjusted from the historical financial information presented in Herley's periodic reports with the SEC, which adjustments are described herein. This financial information should be evaluated, if at all, in conjunction with Herley's historical consolidated financial statements included in Herley's periodic and other reports filed with the SEC. In light of the factors described herein and the uncertainties inherent in the projected financial information, and given that this information has been included in this Schedule 14D-9 only because Herley has made certain of such information available to bidders, including Parent, and to the Board, stockholders are cautioned not to rely on such information as being a guarantee of future operating results.

        The financial information set forth above was prepared in connection with the Offer and the Merger and for other internal purposes, such as budgeting and other management decisions, and are subjective in many respects. This financial information was not prepared with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or pro forma financial information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective or pro forma financial information. Neither our independent registered public accounting firm, nor any independent accountants, have compiled, examined or performed any procedures with respect to the financial information above, nor have they expressed any opinion or any other form of assurance on such financial information or their achievability, and they assume no responsibility for, and disclaim any association with, such financial information.

        These financial projections reflect numerous estimates and assumptions made by Herley and its management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Herley's business, all of which are uncertain and difficult to predict, and many of which are beyond its control. The projected financial information was also based upon expectations of Herley's management at the time the projected financial information was prepared. As a result, such information may prove not to be reflective of actual results. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including, but not limited to, Herley's performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks and uncertainties set forth in this Schedule 14D-9 and in Herley's other reports filed with the SEC.

        In addition, the projected financial information will be affected by Herley's ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, governmental, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Herley's control. The projections also reflect assumptions as to certain business decisions that may be subject to change. Such projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the above projected financial information should not be regarded as an indication that any of Herley, Parent, Merger Sub or any of their respective affiliates or representatives considered or consider that information to be necessarily predictive of actual future events, and such information should not be relied upon as such.

        The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement and pendency of the proposed Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause its customers to delay or cancel their orders pending the consummation of the Offer and the Merger or the clarification of Parent's intentions with respect to the conduct of Herley's business thereafter. Any such delay or cancellation of customer orders is likely to adversely affect Herley's ability to achieve the results reflected in such financial projections. The projected financial information does not take into account any changes in Herley's operations, business, financial condition or results of operations which may result from the Offer or the Merger, including without limitation any cost savings or other benefits. Further, the financial projections do not take into account the effect of any failure to complete the Offer or the Merger. The inclusion of the financial projections herein should not be deemed an admission or representation by Herley or any other person that they were viewed as material information with respect to Herley, and in fact Herley and its management do not view the financial projections as material because of the inherent risks and uncertainties associated with such projections.

        In preparing Herley's unadjusted projected financial information for fiscal years ending July 31, 2011, 2012 and 2013, Herley management first asked its general managers to prepare a detailed, bottom-up, line item budget analysis for fiscal year 2011 for each of its operations. Each general manager was asked to prepare a budget for products and programs in such general manager's area of responsibility, including anticipated net sales, cost of products sold and associated selling and administrative expenses.

        Net sales were estimated using as a base the backlog of orders as of the beginning of fiscal year 2011 from existing contracts, as well as each manager's estimates, at a reasonable level of confidence, as to additional net sales that might be generated during 2011 from new orders under existing programs and orders from new programs or customers. Gross margins for fiscal year 2011 were estimated by each general manager based upon historical margins by product for existing programs and projected margins on new programs and products in the sales forecast based, in part, on comparable design assumptions where appropriate. Selling and administrative expenses for fiscal year 2011 were developed from the bottom-up budget using historical costs by line item as a guide.

        Unadjusted projected financial information of Herley for fiscal years ending July 31, 2012 and 2013 were derived from the fiscal year 2011 bottom-up budget, applying the following assumptions:

  •
  As to net sales, a methodology similar to that used to prepare the bottom-up budget was followed, using a similar reasonable level of confidence to estimate net sales that might be generated from new orders under existing programs and orders from new programs or customers. In addition to the general managers' knowledge of the customers' requirements by program and customer forecasts, the general managers used published defense program forecasts to supplement their assumptions as to new program opportunities.

  •
  Gross margins for each program in fiscal year 2012 were assumed to be substantially consistent with those reflected in Herley's 2011 fiscal year bottom-up budget, and overall company-wide gross margins in fiscal year 2013 were assumed to be identical to those in fiscal year 2012.

  •
  Selling and administrative expenses were developed by line item at the corporate office level as well as each operating facility, resulting in a rate of between 14.7% and 15.3% of net sales for fiscal years 2011 through 2013.

        The projected financial information of Herley for fiscal years ending July 31, 2014 and 2015 were based upon the 2013 fiscal year projections, applying the following assumptions:

  •
  Net sales were projected assuming a 3% growth rate in each fiscal year. This rate takes into consideration (i) the current modest defense budget growth projections, (ii) uncertainties in future U.S. defense budget allocations and (iii) an assumption of no real growth in U.S. defense spending in fiscal 2015.

  •
  Gross margins in fiscal 2014 and 2015 were projected to remain constant at the gross margin rate in 2013 based on the overall mix of products in the 2013 forecast.

  •
  Projected selling and administrative expenses, as adjusted, were assumed to be 14.4% of net sales, equivalent to the same ratio resulting from the 2013 fiscal year projections.

        Adjustments to the historical and projected financial information made available to Parent and other qualifying bidders, as well as to Herley's financial advisors, were made assuming that all litigation-related legal costs and costs and expenses associated with Herley being a stand-alone public company, including executive and corporate staff compensation expenses and corporate office costs, could be eliminated because Herley would no longer be a stand-alone public company after the Offer and the Merger were completed. Also, Herley management viewed the other previously-described adjustments as non-recurring, which management believed provided reasonable support for their elimination from the historical and projected financial information.

        Adjustments to the historical and projected financial information provided to the Board and Herley's financial advisors for the 2008 through 2015 fiscal years were based upon all of the assumptions stated in the immediately preceding paragraph, except that Herley's public company costs and expenses (including executive and staff compensation expenses and other corporate office costs) were not eliminated as a part of this adjusted projected financial information, which assumed that Herley would continue as a stand-alone public company.

        Important factors that may affect actual results and therefore the forecasted results contained herein not being achieved include, but are not limited to:

  •
  the inherently unpredictable nature of projections and the fact that they do not reflect a final approved strategic plan of the Board;

  •
  any failure to maintain relationships with significant customers and to develop new customer relationships;

  •
  a significant percentage of Herley's net sales are recognized under government contracts which are only partially funded initially and may lose funding or may be terminated in future years;

  •
  Herley's business could be adversely affected by differing priorities in U.S. defense spending, including budgetary constraints;

  •
  fixed-price contracts are common in all of Herley's markets and may increase risks of cost overruns and product non-performance;

  •
  other factors affecting the pricing of Herley's products;

  •
  fluctuations in demand for Herley's products;

  •
  the failure to retain key management and technical personnel;

  •
  adverse reactions to the proposed Offer and the Merger by Herley's clients, suppliers and strategic partners; and

  •
  the other risks and uncertainties described in this Schedule 14D-9 and in Herley's other filings with the SEC.

        There is no guarantee that any financial results reflected in the projections will be realized, or that the assumptions on which they are based will prove to be correct. Herley's stockholders are cautioned not to place undue, if any, reliance on the financial information included in this Schedule 14D-9.

        None of Herley or its affiliates, their respective officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Herley compared to the information contained in the projections or that the projected results will be achieved.

        BY INCLUDING THE FOREGOING INFORMATION, NEITHER HERLEY NOR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES AND OTHER AFFILIATES AND REPRESENTATIVES UNDERTAKE ANY OBLIGATION TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THIS INFORMATION TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THIS INFORMATION, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL INFORMATION ARE SHOWN TO BE IN ERROR OR TO HAVE CHANGED.

(e)   Intent to Tender

        To the knowledge of Herley after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of Herley currently intends to tender all shares of Herley Common Stock over which such person has sole dispositive power.

(f)    Opinion of Herley's Financial Advisors

Opinion of Jefferies & Company, Inc.

        Herley retained Jefferies to provide it with financial advisory services in connection with the Offer and the Merger (collectively, the "Kratos Transaction") and an opinion as to the fairness to holders of the Shares of the consideration to be received by such holders in connection with a possible merger, sale or other strategic business combination. At the meeting of Herley's Board on February 7, 2011, Jefferies rendered its opinion to Herley's Board to the effect that, as of February 7, 2011 and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth therein, the consideration of $19.00 per Share in cash to be received by holders of the Shares pursuant to the Kratos Transaction was fair from a financial point of view to such holders.

        The full text of the written opinion of Jefferies, dated as of February 7, 2011, is attached hereto as Annex II. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Herley encourages you to read the opinion carefully and in its entirety. Jefferies' opinion is directed to Herley's Board and addresses only the fairness from a financial point of view of the consideration to be received by holders of the Shares pursuant to the Kratos Transaction as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation as to whether or not any holder of the Shares should tender their shares in the Offer or how any holder of the Shares should vote at any stockholder's meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

        In arriving at its opinion, Jefferies, among other things:

  •
  reviewed a draft dated February 7, 2011 of the Merger Agreement;

  •
  reviewed certain publicly available financial and other information about Herley;

  •
  reviewed certain information furnished to Jefferies by Herley's management, including financial forecasts and analyses, relating to the business, operations and prospects of Herley;

  •
  held discussions with members of senior management of Herley concerning the matters described in the prior two bullet points;

  •
  reviewed the share trading price history and valuation multiples for the Shares and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

  •
  compared the proposed financial terms of the Kratos Transaction with the financial terms of certain other transactions that Jefferies deemed relevant; and

  •
  conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

        In Jefferies' review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Herley to it or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by it. In its review, Jefferies relied on assurances of the management of Herley that management was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, Herley. Jefferies was not furnished with any such evaluations or appraisals of such physical inspections and did not assume any responsibility to obtain any such evaluations or appraisals.

        With respect to the financial forecasts provided to and examined by Jefferies, Jefferies' opinion noted that projecting future results of any company is inherently subject to uncertainty. Herley informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Herley as to the future financial performance of Herley. Jefferies expressed no opinion as to Herley's financial forecasts or the assumptions on which they were made.

        Jefferies' opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies' opinion of which Jefferies became aware after the date of its opinion.

        Jefferies made no independent investigation of any legal or accounting matters affecting Herley, and Jefferies assumed the correctness in all respects material to Jefferies' analysis of all legal and accounting advice given to Herley and Herley's Board, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to Herley and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of the Shares. In rendering its opinion, Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it. Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Kratos Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Herley, Parent or the contemplated benefits of the Kratos Transaction.

        Jefferies' opinion was for the use and benefit of Herley's Board in its consideration of the Kratos Transaction, and Jefferies' opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Herley, nor did it address the underlying business decision by Herley to engage in the Kratos Transaction or the terms of the Merger Agreement or the documents referred to therein. Jefferies' opinion does not constitute a recommendation as to whether any holder of the Shares should tender such shares pursuant to the Offer or how any holder of the Shares should vote on the Merger or any matter relating thereto. In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Herley, other than holders of the Shares. Jefferies expressed no opinion as to the price at which the Shares will trade at any time. Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of Herley's officers, directors or employees, or any class of such persons, in connection with the Kratos Transaction relative to the consideration to be received by holders of the Shares. Jefferies' opinion was authorized by the Fairness Committee of Jefferies & Company, Inc.

        In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies' analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies' opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies' view of Herley's actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies' own experience and judgment.

        In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond Herley's and Jefferies' control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of the Shares do not purport to be appraisals or to reflect the prices at which the Shares may actually be sold. The analyses performed were prepared solely as part of Jefferies' analysis of the fairness, from a financial point of view, of the consideration of $19.00 per Share in cash to be received by holders of the Shares pursuant to the Kratos Transaction, and were provided to Herley's Board in connection with the delivery of Jefferies' opinion.

        The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies' delivery of its opinion and that were presented to Herley's Board on February 4, 2011. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies' financial analyses.

  Transaction Overview

        Based upon the approximately 14.202 million Shares that were outstanding as of February 3, 2011 on a fully diluted basis (calculated using the treasury stock method), Jefferies noted that the consideration of $19.00 per Share implied an equity value of approximately $270 million. Net of approximately $14 million of indebtedness and $19 million of cash and cash equivalents (as of December 31, 2010), Jefferies noted that the consideration implied an enterprise value of approximately $265 million. Jefferies also noted that the consideration of $19.00 per Share represented a premium of:

  •
  14.0% over the closing price per Share on February 3, 2011 of $16.66,

  •
  34.3% over the closing price per Share on March 22, 2010, the last trading day prior to Herley's announcement that it was recommencing efforts to explore strategic alternatives, of $14.14,

  •
  9.7% over the average trading price per Share during the 30-day period ending February 3, 2011,

  •
  10.0% over the average trading price per Share during the 60-day period ending February 3, 2011,

  •
  11.7% over the average trading price per Share during the 90-day period ending February 3, 2011,

  •
  61.7% over the lowest intra-day trading price per Share on February 9, 2010 of $11.75, which was the lowest trading price of Herley Common Stock during the 52-week period ending February 3, 2011, and

  •
  3.4% over the highest intra-day trading price per Share on December 29, 2010 of $18.38, which was the highest trading price of Herley Common Stock during the 52-week period ending February 3, 2011.

  Historical Trading Analysis

        Jefferies reviewed the price trading history of the Shares for the one-year period ending February 3, 2011 and the period commencing on March 24, 2010 and ending February 3, 2011 (representing the price trading history of the Shares following Herley's March 23, 2010 announcement that it was recommencing efforts to explore strategic alternatives) in relation to the Standard & Poor's 500 Index and a composite index consisting of the following companies in the defense electronics market, which are referred to as the "Herley Selected Comparable Companies":

  •
  Anaren, Inc.,

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  Cobham plc,

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  Comtech Telecommunications Corp.,

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  EMS Technologies, Inc.,

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  L-3 Communications Holdings, Inc., and

  •
  Spectrum Control, Inc.

        This analysis showed that during the one-year period ending February 3, 2011, the trading price of the Shares rose 33.5%, the Standard & Poor's 500 Index rose 19.1%, and the composite index consisting of the Herley Selected Comparable Companies declined 8.4%, and during the period commencing March 24, 2010 and ending February 3, 2011, the trading price of the Shares rose 12.1%, the Standard & Poor's 500 Index rose 11.9%, and the composite index consisting of the Herley Selected Comparable Companies declined 14.2%.

  Comparable Public Company Analysis

        Using publicly available information and information provided by Herley's management, Jefferies analyzed the trading multiples of Herley and the corresponding trading multiples of the Herley Selected Comparable Companies. In its analysis, Jefferies derived and compared multiples for Herley and the Herley Selected Comparable Companies, calculated as follows:

  •
  the enterprise value divided by estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2010, which is referred to as "Enterprise Value/2010E EBITDA" and

  •
  the enterprise value divided by estimated EBITDA for calendar year 2011, which is referred to as "Enterprise Value/2011E EBITDA."

        This analysis indicated the following:

Comparable Public Company Multiples

Benchmark	High	Low	Median
Enterprise Value/2010E EBITDA	8.6x	2.7x	6.6x
Enterprise Value/2011E EBITDA	7.1x	3.3x	6.4x

        Using a reference range of 6.5x to 7.5x Herley's calendar year 2010E EBITDA, Jefferies determined an implied enterprise value for Herley, then subtracted indebtedness and added cash and cash equivalents to determine an implied equity value. After accounting for the vesting of in-the-money stock options (using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $15.89 to $18.21 using calendar year 2010E EBITDA, compared to the consideration of $19.00 per Share.

        Using a reference range of 5.5x to 6.5x Herley's calendar year 2011E EBITDA, Jefferies determined an implied enterprise value for Herley, then subtracted indebtedness and added cash and cash equivalents to determine an implied equity value. After accounting for the vesting of in-the-money stock options (using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $16.42 to $19.21 using calendar year 2011E EBITDA, compared to the consideration of $19.00 per Share.

        No company utilized in the comparable company analysis is identical to Herley. In evaluating the selected companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Herley's and Jefferies' control. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data.

  Selected Comparable Transactions Analysis

        Using publicly available information and other information, Jefferies examined the following ten transactions involving companies providing services and products to the defense electronics market with enterprise values between $21.7 million and $532.9 million and announced since July 8, 2004. The transactions considered and the month and year each transaction was announced were as follows:

Date Announced	Acquiror	Target
November 2010	Veritas Capital	CPI International, Inc.
June 2010	Teledyne Technologies, Inc.	Intelek plc
December 2009	Crane Co.	Merrimac Industries, Inc.
August 2008	Anaren, Inc.	Unicircuit, Inc.
May 2008	Cobham plc	M/A - COM, Inc.
May 2008	Comtech Telecommunications Corp.	Radyne Corp.
April 2008	Anaren, Inc.	M.S. Kennedy Corp.
February 2006	Smiths Group plc	Lorch Microwave, Inc.
December 2004	Cobham plc	REMEC Defense & Space, Inc.
July 2004	Teledyne Technologies, Inc.	Celeritek Defense Systems

        Using publicly available estimates and other information for each of these transactions, Jefferies reviewed the enterprise value as a multiple of the target company's latest twelve months, or LTM, EBITDA preceding announcement of the transaction, which is referred to below as "Enterprise Value/LTM EBITDA."

        This analysis indicated the following:

Selected Comparable Transactions Multiples

Benchmark	Median	Mean
Enterprise Value/LTM EBITDA	7.7x	8.1x

        Using a reference range of 7.5x to 8.5x Herley's LTM EBITDA, Jefferies determined an implied enterprise value for Herley, then subtracted indebtedness and added cash and cash equivalents to determine an implied equity value. After accounting for the vesting of in-the-money stock options (using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $17.32 to $19.46, compared to the consideration of $19.00 per Share.

        No transaction utilized as a comparison in the comparable transaction analysis is identical to the Kratos Transaction. In evaluating the Kratos Transaction, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond Herley's and Jefferies' control. Mathematical analysis, such as determining the mean or the median, is not in itself a meaningful method of using comparable transaction data.

  Discounted Cash Flow Analysis

        Jefferies performed a discounted cash flow analysis to estimate the present value of the free cash flows of Herley through the fiscal year ending July 31, 2015 using Herley management's financial projections, discount rates ranging from 13.1% to 15.1%, and perpetual growth rates of free cash flow after calendar year 2014 ranging from 2.0% to 4.0%. To determine the implied total equity value for Herley, Jefferies subtracted indebtedness and added cash and cash equivalents to the implied enterprise value for Herley. After accounting for the vesting of in-the-money stock options, this analysis indicated a range of implied values per Share of approximately $13.55 to $18.27, compared to the consideration of $19.00 per Share.

        Jefferies also performed a discounted cash flow analysis to estimate the present value of the free cash flows of Herley through the fiscal year ending July 31, 2015 using Herley management's financial projections, discount rates ranging from 13.1% to 15.1%, and EBITDA exit multiples ranging from 6.5x to 7.5x. To determine the implied total equity value for Herley, Jefferies subtracted indebtedness and added cash and cash equivalents to the implied enterprise value for Herley. After accounting for the vesting of in-the-money stock options, this analysis indicated a range of implied values per Share of approximately $18.63 to $21.78, compared to the consideration of $19.00 per Share.

  Premiums Paid Analysis

        Using publicly available information, Jefferies analyzed the premiums offered in all merger and acquisition transactions with a public company target announced over the past five years with a transaction value between $50 million and $500 million.

        For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company's closing share price one day, one week and four weeks prior to the transaction's announcement. This analysis indicated the following median premiums for those time periods prior to announcement:

Time Period Prior to Announcement	25th Percentile Premium	Median Premium	75th Percentile Premium
1 day	2.2%	18.4%	38.9%
1 week	2.7%	22.5%	41.4%
4 weeks	3.2%	24.7%	45.9%

        Using a reference range of the 25th percentile, median and 75th percentile premiums for each time period listed above, Jefferies performed a premiums paid analysis using the closing prices per Share for the periods 1-day, 1-week and 4-weeks prior to March 23, 2010, which was the date of Herley's announcement that was recommencing efforts to explore strategic alternatives. This analysis indicated a range of implied value per Share of approximately $13.71 to $19.64, compared to the consideration of $19.00 per Share.

        Using the same reference ranges described above, Jefferies also performed a premiums paid analysis using the closing prices per Share for the periods 1-day, 1-week and 4-weeks prior to February 3, 2011. This analysis indicated a range of implied value per Share of approximately $17.24 to $25.18, compared to the consideration of $19.00 per Share.

  General

        Jefferies' opinion was one of many factors taken into consideration by Herley's Board in making its determination to approve the Kratos Transaction and should not be considered determinative of the views of Herley's Board or management with respect to the Kratos Transaction or the consideration.

        Jefferies was selected by Herley's Board based on Jefferies' qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

Opinion of Credit Suisse Securities (USA) LLC

        Herley retained Credit Suisse as a financial advisor solely to render an opinion to the Board as to the fairness, from a financial point of view, of the $19.00 per share consideration to be received in the Offer and the Merger, taken together, by holders of Herley Common Stock (other than Parent, Merger

Sub and their respective affiliates). On February 7, 2011, at a meeting of the Board held to approve the proposed Offer and Merger, Credit Suisse rendered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated February 7, 2011, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $19.00 per share consideration to be received in the Offer and the Merger, taken together, by holders of Herley Common Stock (other than Parent, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders.

        The full text of Credit Suisse's written opinion, dated February 7, 2011, to the Board, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex III and is incorporated into this document by reference in its entirety. The description of Credit Suisse's opinion set forth in this document is qualified in its entirety by reference to the full text of Credit Suisse's opinion. Credit Suisse's opinion was provided to the Board (in its capacity as such) for its information in connection with its evaluation of the $19.00 per share consideration. The opinion addresses only the fairness of the per share consideration from a financial point of view, does not address any other aspect of the proposed Offer and Merger and does not constitute advice or a recommendation to any stockholder as to whether or not such stockholder should tender shares of Herley Common Stock in the Offer or how such stockholder should otherwise act on any matter relating to the proposed Offer and Merger.

        In arriving at its opinion, Credit Suisse reviewed the Merger Agreement and certain publicly available business and financial information relating to Herley. Credit Suisse also reviewed certain other information relating to Herley, including financial forecasts, provided to or discussed with Credit Suisse by Herley, and met with Herley's management to discuss Herley's business and prospects. Credit Suisse also considered certain financial and stock market data of Herley, and Credit Suisse compared that data with similar data for other publicly held companies in businesses it deemed similar to that of Herley, and Credit Suisse considered, to the extent publicly available, the financial terms of certain business combinations and other transactions which have been effected or announced. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

        In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for Herley that Credit Suisse utilized in its analyses, Herley's management advised Credit Suisse, and Credit Suisse assumed, with the Board's consent, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of Herley's management as to the future financial performance of Herley. Credit Suisse also assumed, with the Board's consent, that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer and the Merger no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Herley or the Offer and the Merger and that the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement. In addition, Credit Suisse was not requested to make, and it did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Herley, nor was Credit Suisse furnished with any such evaluations or appraisals.

        Credit Suisse's opinion addresses only the fairness, from a financial point of view and as of the date of its opinion, of the $19.00 per share consideration to be received in the Offer and the Merger, taken together, by holders of Herley Common Stock (other than Parent, Merger Sub and their respective affiliates) and does not address any other aspect or implication of the Offer or the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer or the Merger or otherwise, including, without limitation, the form or structure of the Offer and the Merger or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Offer and the Merger, or class of such persons, relative to the per share consideration or otherwise. The issuance of Credit Suisse's opinion was approved by Credit Suisse's authorized internal committee.

        Credit Suisse's opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse's opinion did not address the relative merits of the Offer and the Merger as compared to alternative transactions or strategies that might be available to Herley, nor did it address the underlying business decision of Herley to proceed with the Offer and the Merger. Credit Suisse was not requested to, and it did not, participate in the negotiation or structuring of the Offer and the Merger, nor was Credit Suisse requested to, and it did not, solicit third-party indications of interest in acquiring all or any part of Herley. Credit Suisse was advised, however, by Herley and its advisors as to the results of the third-party solicitation process undertaken by or on behalf of Herley following Herley's public announcement that it was exploring strategic alternatives.

        In preparing its opinion to the Board, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse's analyses described below is not a complete description of the analyses underlying Credit Suisse's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Herley's control. No company, transaction or business used in Credit Suisse's analyses is identical to Herley or the proposed Offer and Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Credit Suisse's analyses are inherently subject to substantial uncertainty.

        Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the proposed Offer and Merger, which per share consideration was determined through negotiations between Herley and Parent, and the decision to enter into the Merger Agreement was solely that of the Board. Credit Suisse's opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the proposed Offer and Merger and should not be viewed as determinative of the views of Herley's Board or management with respect to the Offer and the Merger or the per share consideration.

        The following is a summary of the material financial analyses provided to the Board in connection with Credit Suisse's opinion, dated February 7, 2011. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse's financial analyses.

  Selected Public Companies Analysis

        Credit Suisse reviewed financial and stock market information of Herley and the following nine selected publicly traded companies that provide, among other things, electronic components and systems for radio frequency and microwave applications primarily for the defense industry:

  •
  Anaren, Inc.

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  Cobham plc

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  Comtech Telecommunications Corp.

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  EMS Technologies, Inc.

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  Harris Corporation

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  L-3 Communications Holdings, Inc.

  •
  Motorola Solutions, Inc.

  •
  Spectrum Control, Inc.

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  TeleCommunication Systems, Inc.

Credit Suisse reviewed, among other things, enterprise values of the selected companies, calculated as equity values based on closing stock prices on February 4, 2011, plus debt, less cash and other adjustments, as a multiple of calendar years 2010 and 2011 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. Credit Suisse then applied a range of selected multiples of calendar years 2010 and 2011 estimated EBITDA derived from the selected companies to Herley's calendar years 2010 and 2011 estimated EBITDA as adjusted for certain one-time nonrecurring items, referred to as adjusted EBITDA. Financial data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information. Financial data of Herley were based on internal estimates of Herley's management. This analysis indicated the following implied per share equity reference range for Herley as compared to the per share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$15.14 - $23.01	$19.00

  Selected Precedent Transactions Analysis

        Credit Suisse reviewed financial information relating to the following nine selected transactions announced between January 1, 2004 and February 4, 2011 involving companies that provide, among other things, electronic components and systems for radio frequency and microwave applications primarily for the defense industry:

Acquiror	Target
• The Veritas Capital Fund IV, L.P.	• CPI International, Inc.
• Teledyne Technologies Incorporated	• Intelek plc
• Comtech Telecommunications Corp.	• CPI International, Inc. (transaction subsequently cancelled)
• Crane Co.	• Merrimac Industries, Inc.
• General Dynamics Corporation	• Axsys Technologies, Inc.
• Anaren, Inc.	• Unicircuit, Inc.
• Cobham plc	• Tyco Electronics Group S.A. (M/A—COM business)
• Comtech Telecommunications Corp.	• Radyne Corporation
• Cobham plc	• REMEC, Inc. (Defense and Space division)

Credit Suisse reviewed, among other things, transaction values, calculated as the purchase prices paid for the target companies in the selected transactions plus debt, less cash and other adjustments, as a multiple of the target companies' latest 12 months EBITDA. Credit Suisse then applied a range of selected latest 12 months EBITDA multiples derived from the selected transactions to Herley's latest 12 months adjusted EBITDA as of October 31, 2010. Financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data of Herley were based on public filings and internal estimates of Herley's management. This analysis indicated the following implied per share equity reference range for Herley, as compared to the per share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$16.49 - $20.74	$19.00

  Discounted Cash Flow Analysis

        Credit Suisse performed a discounted cash flow analysis of Herley to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Herley was forecasted to generate during the fiscal years ending July 31, 2011 through July 31, 2015 based on internal estimates of Herley's management. Credit Suisse calculated terminal values for Herley by applying a range of terminal value EBITDA multiples of 5.5x to 7.5x to Herley's estimated EBITDA for the fiscal year ending July 31, 2016. The present value of the cash flows and terminal values was then calculated using discount rates ranging from 11% to 13%. This analysis indicated the following implied per share equity reference range for Herley, as compared to the per share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$18.11 - $23.73	$19.00

  Miscellaneous

        The Board selected Credit Suisse based on Credit Suisse's qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        Credit Suisse and its affiliates in the past may have provided financial advice and services, and may in the future provide financial advice and services, to Herley, Parent and their respective affiliates unrelated to the Offer and the Merger, for which Credit Suisse and its affiliates have received and would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse's and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Herley, Parent and their respective affiliates and any other company that may be involved in the Offer and the Merger, as well as provide investment banking and other financial services to such companies.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Pursuant to an engagement agreement between Herley and Jefferies dated August 24, 2010, as amended, Herley has agreed to pay Jefferies a fee in the amount of approximately $4.5 million for its services, approximately $4 million of which is payable contingent upon consummation of the Kratos Transaction and the balance of which was payable upon delivery of Jefferies' opinion. In addition, Parent has requested Jefferies to provide or arrange financing for the Kratos Transaction, and with the consent of Herley, Jefferies and its affiliates may provide, or participate in, the financing for the Kratos Transaction, including a lead role, for which services Jefferies and its affiliates would receive compensation from Parent in an amount expected to be approximately $10.1 million. Herley has also agreed to reimburse Jefferies for expenses, including fees and expenses of counsel, incurred in connection with its engagement by Herley, but not in connection with any financing of the Kratos Transaction. Herley also has agreed to indemnify Jefferies and related parties against certain liabilities and other items arising out of or in connection with the services rendered and to be rendered by it under its engagement by Herley, but not in connection with the financing of the Kratos Transaction. Jefferies has, in the past, provided financing services to Parent and may continue to do so and has received, and may receive, fees for the rendering of such services, including, but not limited to, fees in connection with the Kratos Transaction. Jefferies maintains a market in the securities of Parent, and in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of Herley or Parent and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to Herley, Parent or entities that are affiliated with Herley or Parent, for which it would expect to receive compensation. Except as otherwise expressly provided in its engagement letter with Herley, Jefferies' opinion may not be used or referred to by Herley, or quoted or disclosed to any person in any matter, without Jefferies' prior written consent.

        Herley has agreed to pay Credit Suisse a customary fee for its financial advisory services to the Board in connection with the rendering of its opinion. In addition, Herley has agreed to reimburse Credit Suisse for its reasonable expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement.

        Neither Herley nor any other person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Herley's stockholders with respect to the Offer and Merger.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Other than in the ordinary course of business in connection with Herely's employee benefit plans and as set forth below, no transaction in Herley's common stock has been effected during the last 60 days by Herley or, to the knowledge of Herley, by any executive officer, director or affiliate of Herley.

Name	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
Edward A. Bogucz	1/10/2011	2,056	—	Restricted Stock Grant
Carlos C. Campbell	1/10/2011	2,056	—	Restricted Stock Grant
Michael N. Pocalyko	1/10/2011	2,056	—	Restricted Stock Grant
F. Jack Liebau, Jr.	1/10/2011	2,056	—	Restricted Stock Grant
Rajagopal S. Tatta	1/10/2011	2,056	—	Restricted Stock Grant
John A. Thonet	2/17/2011	15,000	$8.3753	Exercise of Options

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth in this Schedule 14D-9, Herley is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of Herley's securities by Herley, any of its subsidiaries or any other person;

  •
  an extraordinary transaction, such as a merger, reorganization or liquidation, involving Herley or any of its subsidiaries;

  •
  a purchase, sale or transfer of a material amount of assets of Herley or any of its subsidiaries; or

  •
  a material change in the present dividend rate or policy, or indebtedness or capitalization of Herley.

        In addition, pursuant to Section 7.2 of the Merger Agreement, Herley and its representatives have agreed not to (i) solicit, initiate or knowingly encourage or facilitate, directly or indirectly, the submission of an Acquisition Proposal, or take any action that could reasonably be expected to result in the receipt by Herley of an Acquisition Proposal, (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish information with respect to, or facilitate the making of, any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or (iii) enter into any agreement with respect to an Acquisition Proposal, in each case, subject to the rights of Herley to respond to an unsolicited offer in certain circumstances as set forth in Section 7.2 of the Merger Agreement.

        Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.    ADDITIONAL INFORMATION.

(a)   Information Statement

        The Information Statement attached as Annex I hereto is being furnished pursuant to Section 14(f) under the Exchange Act, and Rule 14f-1 thereunder, in connection with the possible designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of Herley's stockholders. Merger Sub's right to designate directors is further described in Item 3(b) above and in the Information Statement, and such descriptions are incorporated herein by reference.

(b)   Vote Required to Approve the Merger and DGCL Section 253

        The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise, a number of shares of Herley Common Stock representing at least 90% of the outstanding shares, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote by Herley's stockholders. If Merger Sub acquires, pursuant to the Offer or otherwise, a number of shares of Herley Common Stock representing less than 90% of the outstanding shares, the affirmative vote of the holders of a number of shares of Herley Common Stock representing a majority of the outstanding shares will be required under the DGCL to effect the Merger. In the event the Minimum Condition (as defined in the Merger Agreement) required to be met under the Merger Agreement has been satisfied, after the purchase of the shares by Merger Sub pursuant to the Offer, Merger Sub will own a number of shares representing at least a majority of the outstanding shares and be able to effect the Merger without the affirmative vote of any other stockholder of Herley. Herley has granted an option to Merger Sub to purchase shares if, after the exercise of the option, Merger Sub would hold enough shares to effect a short form merger pursuant to Section 253. See the description of the top-up option in paragraph (f) below.

(c)   Delaware Business Combination Statute

        As a Delaware corporation, Herley is subject to Section 203 of the DGCL ("Section 203") that prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. In accordance with the provisions of Section 203, the Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other Transactions from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement. Accordingly, the restrictions contained in Section 203 are inapplicable to the Transactions.

(d)   Appraisal Rights

        No appraisal rights are available to Herley stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of Herley who has not tendered his or her Shares in the Offer and held his or her Shares at the Effective Time will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the "fair value" of, that stockholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting stockholders of Herley for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the Offer Price or the Merger Consideration.

        Holders of the Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer. If any Herley stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder's Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Herley stockholder may withdraw his or her demand for appraisal by delivery to Parent of a written withdrawal of his or her demand for appraisal.

        FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

        The obligations of Herley to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of Herley's stockholders is held to adopt the Merger Agreement, Herley will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to Herley a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(e)   Regulatory Approvals

Compliance with U.S. Antitrust Laws

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. These requirements apply to Merger Sub's acquisition of Herley Common Stock in the Offer and the Merger.

        Under the HSR Act, the purchase of Herley Common Stock in the Offer may not be completed until the expiration of a 15-day waiting period following the filing by Parent of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Merger Sub's purchase of Herley Common Stock in the Offer and the Merger on or about February 25, 2011, and Herley expects to do likewise on or about February 25, 2011. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the first business day after the 15th calendar day following the filing, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material prior to that time. Assuming the filings are made on February 25, 2011, the waiting period with respect to the Offer and the Merger would expire at 11:59 p.m., New York City time, on March 14, 2011. If, before the end of the 15-day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10-days following the date of Parent's substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Parent's and Herley's mutual consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

        At any time before or after the purchase of Herley Common Stock by Merger Sub, either the FTC or the Antitrust Division could take action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Herley Common Stock in the Offer and the Merger, the divestiture of Herley Common Stock purchased in the Offer or the divestiture of substantial assets of Parent, Herley or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

        If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Parent will not be obligated to proceed with the Offer or the purchase of any Shares not previously purchased pursuant to the Offer. However, Merger Sub must extend the Offer until at least June 30, 2011, if, on any then-scheduled expiration date, any waiting period under the HSR Act applicable to the Offer has not expired or been terminated.

Foreign Approvals

        According to Herley's Annual Report on Form 10-K filed with the SEC for the fiscal year ended August 1, 2010, Herley conducts business in certain other countries. In connection with the acquisition of Shares by Merger Sub pursuant to the Offer and the Merger, the laws of other countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on Herley's operations in such countries and jurisdictions as a result of the acquisition of Shares pursuant to the Offer or the Merger. There can be no assurance that Herley or its subsidiaries will be able to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for Herley or any of its subsidiaries after purchase of the Shares pursuant to the Offer or the Merger. Currently, Herley is not aware of any such foreign filings or approvals being required in connection with the Offer and Merger.

(f)    Top-Up Option

        Pursuant to the Merger Agreement, Herley granted Merger Sub an irrevocable option (the "Top-Up Option"), to purchase the lesser of the aggregate number of (i) newly-issued shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent and Merger Sub at the time of such exercise, constitutes one share more than ninety percent (90%) of the shares of Company Common Stock outstanding immediately after such exercise on a fully-diluted basis, and (ii) shares of Company Common Stock held as treasury shares by Herley and the number of shares that Herley is authorized to issue under its certificate of incorporation but which are not issued and outstanding, not reserved for issuance pursuant to Herley's employee benefit plans and issuable without the approval of Herley's stockholders. The number of Shares subject to the Top-Up Option is limited to the aggregate number of Shares held as authorized, unreserved and unissued shares of Company Common Stock at the time of exercise. The Top Option will terminate concurrently with the termination of the Merger Agreement.

        Merger Sub will pay Herley the Offer Price for each share acquired upon exercise of the Top-Up Option. The exercise price for the Top-Up Option is to be paid either in cash or by delivery of a promissory note, bearing simple interest at 5% per annum, made by the Merger Sub and due and payable within one year.

        The Top-Up Option is exercisable only once, in whole and not in part, if Parent and Merger Sub, in the aggregate, hold more than a majority of the outstanding shares of Herley Common Stock before such exercise and would hold one Share more than 90% of the outstanding Shares after such exercise. The Merger Sub may not exercise the Top-Up Option after the Merger is completed or if the Merger Agreement is validly terminated.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(h)   Cautionary Statement Regarding Forward-Looking Information

        This Schedule 14D-9 and the documents incorporated herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, provided that such safe harbor provisions are not applicable to any statements made herein in connection with a tender offer. In some cases, forward-looking statements can be identified by words such as "anticipate," "expect," "believe," "plan," "intend," "predict," "will," "may," and similar terms. Forward-looking statements in this Schedule 14D-9 and the documents incorporated herein include, but are not limited to, projected financial information; the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements relate to future results and events are based on Herley's current expectations, estimates and projections about our industry, as well as our management's beliefs and assumptions. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Herley's stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of

Herley's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by Herley, including the Solicitation/Recommendation Statement to be filed by Herley. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9.    EXHIBITS.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated February 25, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to Merger Sub's Tender Offer Statement on Schedule TO, filed by Merger Sub and Parent with respect to Herley on February 25, 2011 ("Schedule TO")).
(a)(2)	Form of Letter of Transmittal (including Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)
Press Release of Herley, dated February 7, 2011, regarding the proposed transaction between Merger Sub and Herley (incorporated herein by reference to the Press Release filed under the cover of Schedule 14D9-C by Herley on February 7, 2011).
(a)(7)
Press Release of Parent, dated February 7, 2011, announcing the Merger Agreement (incorporated herein by reference to the Press Release filed under the cover of Schedule TO-C by Parent on February 7, 2011).
(a)(8)	Form of Summary Advertisement, published February 25, 2011 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(9)	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).
(a)(10)
E-mail letter from Richard F. Poirier, President and Chief Executive Officer of Herley, to employees of Herley dated February 7, 2011 (incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by Herley dated February 8, 2011).
(a)(11)
E-mail letter from Richard F. Poirier, President and Chief Executive Officer of Herley, to customers of Herley dated February 8, 2011 (incorporated herein by reference to the letter filed under the cover of Schedule 14D9-C by Herley on February 8, 2011).
(a)(12)	FAQ's for Herley Stockholders relating to the Offer and the Merger (incorporated herein by reference to the document filed under the cover of Schedule 14D9-C by Herley on February 16, 2011).
(a)(13)	Press Release of Parent, dated February 25, 2011, announcing the commencement of the Offer (incorporate herein by reference to Exhibit (a)(5)(B) to the Schedule TO).
(a)(14)	Cover letter to Herley's Stockholders, dated February 25, 2011.
(e)(1)
Agreement and Plan of Merger, dated as of February 7, 2011, by and among Parent, Merger Sub and Herley (incorporated herein by reference to Exhibit 2.1 of Herley's Current Report on Form 8-K filed on February 7, 2011).
(e)(2)	Exclusivity Agreement, dated January 19, 2011 by and between Parent and Herley (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

Exhibit No.	Description
(e)(3)	Confidentiality Agreement, dated October 12, 2010 by and between Jefferies & Company, as agent in fact for Herley, and Herley (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
(e)(4)	Form of Indemnification Agreement (incorporated herein by reference to the Current Report on Form 8-K filed by Herley on August 26, 2010)
(g)	Not applicable.
Annex I	The Information Statement of Herley dated as of February 25, 2011.
Annex II	Opinion of Jefferies & Company, Inc., dated February 7, 2011.
Annex III	Opinion of Credit Suisse Securities (USA) LLC, dated February 7, 2011.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ JOHN A.THONET
	Name:	John A. Thonet
	Title:	Chairman of the Board
Date: February 25, 2011

ANNEX I

HERLEY INDUSTRIES, INC.
3061 INDUSTRY DRIVE
LANCASTER, PENNSYLVANIA 17603

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

GENERAL INFORMATION

        This Information Statement is being mailed on or about February 25, 2011 to holders of Herley's common stock, par value $0.10 per share, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Herley Industries, Inc. ("Herley") with respect to the cash tender offer (the "Offer") by Lanza Acquisition Co. ("Merger Sub"), a Delaware corporation and an indirect, wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc. ("Parent"), a Delaware corporation. The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated of February 7, 2011, by and among Herley, Parent and Merger Sub. Capitalized terms used and not otherwise defined herein have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we" and "our" to refer to Herley. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the board of directors of Herley (the "Board") pursuant to the Merger Agreement.

        This Information Statement is being mailed to Herley stockholders in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Information set forth herein relating to Parent, Merger Sub or the Board Designees (as defined below) has been provided to Herley by Parent, and Herley assumes no responsibility for the accuracy, completeness or fairness of such information.

BACKGROUND INFORMATION

        On February 7, 2011, Herley entered into the Merger Agreement with Parent and Merger Sub. The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Herley (the "Merger") and Herley will continue as the surviving corporation under the laws of the State of Delaware, and the separate corporate existence of Merger Sub will cease.

        In the Merger, shares of Herley common stock issued and outstanding immediately prior to the consummation of the Merger (other than shares of Herley common stock that are held in treasury in Herley or its subsidiaries, any Shares owned by Parent, Merger Sub and their respective affiliates, and other than shares of Herley common stock held by Herley stockholders, if any, who are entitled to and who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL")) will be converted into the right to receive an amount in cash equal to the offer price of $19.00 per share (the "Offer Price"), net to the sellers in cash without interest and less any required withholding taxes.

        The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by Herley with the SEC on February 25, 2011, and which is being mailed to stockholders of Herley along with this Information Statement.

        The foregoing description of the Merger Agreement and any other descriptions of the Merger Agreement contained in this Information Statement are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed with the Schedule 14D-9 as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is included as an exhibit to the Schedule 14D-9 to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about Herley, Parent or Merger Sub. The Merger Agreement contains customary representations and warranties Herley, Parent and Merger Sub made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Herley, Parent and Merger Sub and may be subject to important qualifications and limitations agreed to by Herley, Parent and Merger Sub in connection with the negotiated terms, including, but not limited to, information in confidential disclosure schedules provided by Herley in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for purposes of allocating risk among Herley, Parent and Merger Sub rather than establishing matters as facts. Accordingly, stockholders should not rely on the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or condition of Herley, Parent or Merger Sub or any of their respective subsidiaries or affiliates. Information regarding Herley is provided in its other filings with the SEC, which are available for free at www.herley.com and on the SEC's website at www.sec.gov.

        There has been no change in control of Herley since the beginning of Herley's last fiscal year.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

        The Merger Agreement provides that effective upon Merger Sub's deposit with the paying agent the amount of cash required for the payment of the Offer Price for that number of shares of Herley common stock accepted pursuant to the Offer, Parent will be entitled to designate up to that number of directors, rounded up to the next whole number, constituting at least a majority of the directors, that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this right) and (ii) the percentage that the number of shares of Herley common stock beneficially owned by Parent, Merger Sub or any of their affiliates at such time (including shares accepted for payment in connection with the Offer) bears to the total number of shares of Herley common stock outstanding; provided, however, Parent may only have such designation rights if the amount of Herley common stock accepted in the Offer represents at least a majority of the total outstanding shares of Herley common stock. Herley has agreed that it will, promptly following Parent's written request, use commercially reasonable efforts to either increase the number of directors or seek and accept resignations of incumbent directors (with such method to be at the election of Parent, including the selection of the individuals designated for resignation) to enable Parent's designees to be elected to Herley's board and to cause Parent's designees to be elected. Herley has also agreed to use commercially reasonable efforts to cause Herley's board to have at least three directors who each were directors of Herley on the date the Merger Agreement was entered into ("Continuing Directors"). If any Continuing Director is unable to serve due to resignation, death or disability or any other reason, the remaining Continuing Directors are entitled to elect or designate another individual who is not an employee of Herley or any of its subsidiaries to fill the vacancy and such director will be deemed to be a Continuing Director. If no Continuing Director remains on the Board prior to the effective date of the Merger, a majority of the members of Herley's Board on the date the Merger Agreement was entered into will be entitled to designate three persons who are not employees of Herley or any of its subsidiaries to fill the vacancies. Herley has also agreed to cause Parent's designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board in proportion to the number of directors designated by Parent to the Board, subject to NASDAQ Listing Rules.

        Following the election or appointment of Parent's designees and until the consummation of the Merger, the affirmative vote of a majority of the Continuing Directors will be required to authorize any amendment or termination of the Merger Agreement by Herley, authorize any contract between Herley and any of its subsidiaries, on the one hand, and Parent, Merger Sub and any of their affiliates, on the other hand, use or waive any of Herley's rights or remedies under the Merger Agreement, extend time for performance of Herley's or Merger Sub's obligations under the Merger Agreement, amend Herley's Certificate or Bylaws if such action would adversely affect Herley's stockholders (other than Parent or Merger Sub), take any action by Herley in connection with the Merger Agreement or the Transactions which is required to be taken by Herley's Board or take any other action that would adversely affect the rights of Herley stockholders (other than Parent or Merger Sub).

Information with Respect to the Potential Board Designees

        As of the date of this Information Statement, Parent has not determined who it will designate to the Board. However, such designees will be selected from the list of potential designees provided below (the "Potential Designees"). Parent has advised Herley that the Potential Designees have consented to serve as directors of Herley if so designated or elected.

        None of the Potential Designees currently is a director of, or holds any position with, Herley or any of its subsidiaries. Parent has advised Herley that none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities, of Herley, has a familial relationship with any director, executive officer or key employee of Herley or any of its subsidiaries or has been involved in any transactions with Herley or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised Herley that there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to Herley or any of its subsidiaries or has a material interest adverse to Herley or any of its subsidiaries.

        Parent has informed Herley that, to the best of its knowledge, none of the Potential Designees has, during the past ten years: (i) filed a petition or has had a petition filed against him or her under federal bankruptcy laws or any state insolvency laws or a receiver, fiscal agent or similar officer was appointed by the a court for his or her business or property or any partnership in which he or she was a general partner or any corporation or business association of which he or she was an executive officer at or within the last two years; (ii) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining him or her from, or otherwise limiting him or her from acting in any capacity regulated by the Commodity Futures Trading Commission (the "CFTC"), or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in any conduct or practice in connection with such activity, engaging in any type of business practice, or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities or federal commodities laws; (iv) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than sixty days his or her right to engage in any activity related to commodities or securities, or to be associated with persons engaged in any such activity; (v) been found by a court in a civil action or by the SEC to have violated any federal or state securities laws, and such judgment or finding has not been reversed, suspended or vacated; (vi) been found by a court in a civil action or by the CFTC to have violated any federal commodities law, and such judgment or finding has not been reversed, suspended or vacated; (vii) been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree or finding (not including any settlement of a civil proceeding among private litigants), not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (viii) been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in the Exchange Act), any registered entity (as defined in the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

        The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is c/o Kratos Defense & Security Solutions, Inc., 4820 Eastgate Mall, San Diego, California 92121.

Name	Age	Principal Occupation and Five-Year Employment History
Scott Anderson	52	Scott Anderson has been a director of Parent since March 1997. Mr. Anderson has been a principal of Cedar Grove Partners, LLC, an investment and advisory concern since 1997, and a principal of Cedar Grove Investments, LLC, a private seed capital firm since 1998. Mr. Anderson was with McCaw Cellular/AT&T Wireless, most recently as Senior Vice President of the Acquisitions and Development group, from 1986 until 1997. Before joining McCaw Cellular in 1986, Mr. Anderson was engaged in private law practice. More recently, Mr. Anderson served on the Board of Directors and was Audit Committee Chairman of SunCom Wireless Holdings, Inc. until its acquisition by T-Mobile USA, Inc. in February 2008. In addition, Mr. Anderson served on other public company boards prior to 2002. He currently serves on the boards of directors of private companies, including mInfo, Inc., CosComm International, Inc., Globys, Inc., Alcis Health, Inc., Root Wireless, Inc., and Anvil Corp. Mr. Anderson is a member of the control group of LCW Wireless, LLC, a wireless operator in Oregon. He holds a B.A. in History from the University of Washington, magna cum laude, and a J.D. from the University of Washington Law School, with highest honors. Mr. Anderson's formal legal training, extensive experience in mergers and acquisitions, experience with litigation matters, and experience on public company boards and audit committees provide important resources in his service on Parent's Board of Directors and in his capacity as the chairman of Parent's Audit Committee.

Name	Age	Principal Occupation and Five-Year Employment History
Bandel Carano	49	Bandel Carano originally served as a director of Parent from August 1998 to June 2001, and re-joined the Parent Board of Directors in October 2001. Since 1987, he has been a managing partner of Oak Investment Partners, a multi-stage venture capital firm. Mr. Carano also serves on the Investment Advisory Board of the Stanford Engineering Venture Fund, the Board of Directors of Airspan Networks, Inc. and the boards of directors of numerous private companies, including Boston Power, Inc., eSolar Inc., Good Technologies Inc., MobiTV, Inc., NeoPhotonics Corporation, nLight Photonics Corporation, Presidio Networked Solutions, a subsidiary of Presidio Inc., Protean Electric Ltd., Plastic Logic Limited, Solarflare Communications, Inc., Stretch, Inc., and Sundrop Fuels, Inc. Mr. Carano holds a B.S. and an M.S. in Electrical Engineering from Stanford University. Mr. Carano was nominated and elected as one of Parent's directors pursuant to the terms of a purchase agreement among Parent and certain of its stockholders in connection with the sale of Parent's Series A Convertible Preferred Stock in October 2001. Mr. Carano's technical engineering background and experience with several companies in the defense electronics industry is particularly relevant to his understanding of Parent's current service and product offerings and overall long-term strategy of future offerings. He also has significant expertise in evaluating various merger and acquisition targets for synergistic technical platforms.

Name	Age	Principal Occupation and Five-Year Employment History
Eric DeMarco	47	Eric DeMarco joined Parent in November 2003 as President and Chief Operating Officer. Mr. DeMarco was appointed a Director and assumed the role of Chief Executive Officer effective April 1, 2004. Prior to coming to Parent, Mr. DeMarco most recently served as President and Chief Operating Officer of The Titan Corporation, then an NYSE-listed corporation, prior to its acquisition by L-3 Communications. Prior to his being named President and Chief Operating Officer, Mr. DeMarco served as Executive Vice President and Chief Financial Officer of The Titan Corporation. Prior to joining The Titan Corporation, Mr. DeMarco served in a variety of public accounting positions primarily focusing on large multinational corporations and publicly traded companies. Mr. DeMarco holds a B.S. in Business Administration and Finance, summa cum laude, from the University of New Hampshire. Under Mr. DeMarco, Parent successfully transitioned from a wireless communications company to a national defense and Homeland Security solutions business, through both organic growth and strategic acquisitions. Mr. DeMarco's in depth knowledge of Parent's business and operations, his experience in the defense contracting industry, and his experience with publicly traded companies position him well to serve as Parent's Chief Executive Officer and a member of Parent's Board of Directors.
William Hoglund	57
		William Hoglund has been a director of Parent since February 2001 and Chairman of the Board of Directors since June 2009. Mr. Hoglund is also a member and owner of SAFE Boats International, a leading manufacturer of vessels for military, law enforcement, and commercial purposes. From 1994 to 2000 Mr. Hoglund served as Vice President and Chief Financial Officer of Eagle River, LLC, a private investment company. During his tenure at Eagle River, Mr. Hoglund was also a director of Nextel Communications, Inc. and Nextlink Communications, Inc. From 1977 to 1994, Mr. Hoglund worked for J.P. Morgan & Co. and several of its subsidiaries. Mr. Hoglund held a variety of positions in J.P. Morgan's commercial and investment banking operations. Mr. Hoglund holds a B.A. in Management Science and German Literature, cum laude, from Duke University and an MBA from the University of Chicago. Mr. Hoglund's financial experience and expertise in both the public and private marketplace is well suited for his role as the designated financial expert. He also brings significant experience in the defense contracting industry. He has served on various independent committees of the Board and has taken an active leadership role, and is well qualified to serve as the Chairman of the Board of Directors.

Name	Age	Principal Occupation and Five-Year Employment History
Scot Jarvis	50	Scot Jarvis joined Parent's Board of Directors in February 1997. Mr. Jarvis co-founded Cedar Grove Partners, LLC in 1997, an investment and consulting/advisory partnership with a focus on wireless communications investments. He is a member of the control groups of Toba Inlet PCS, LLC and LCW Wireless, LLC, both wireless licensees. In addition, Mr. Jarvis was one of the cofounders of Cricket Communications, Inc., the low cost wireless provider owned by Leap Wireless International, Inc. (NASDAQGS: LEAP) and was a member of Leap's Board of Directors from 1998 to 2002. Prior to co-founding Cedar Grove, Mr. Jarvis served as a senior executive of Eagle River, Inc., investment firm owned by Craig McCaw. While at Eagle River he founded Nextlink Communications on behalf of McCaw and served on its board. He has also served on the Board of Directors of Nextel Communications, NextG Networks, Inc., Wavelink Communications, Inc., NextWeb, Inc., and Cantata Technologies, Inc. From 1985 to 1994, Mr. Jarvis served in several executive capacities at McCaw Cellular Communications up until it was sold to AT&T. Mr. Jarvis currently serves on the boards of directors of Good Technologies and Slingshot Sports. Mr. Jarvis is a venture partner with Oak Investment Partners, a venture capital firm. Mr. Jarvis holds a B.A. in Business Administration from the University of Washington. Mr. Jarvis has extensive experience with mergers and acquisitions transactions, which is of particular significance to the Board as Parent continues to pursue growth strategies through mergers and acquisitions.
Jane Judd	64
		Jane Judd joined Parent's Board of Directors in January 2011. Ms. Judd previously served as the Vice President and Corporate Controller of The Titan Corporation, a major national defense services and solutions provider. More recently, Ms. Judd served as the Senior Vice President and Chief Financial Officer of Telisimo International, where she was also a member of the Board of Directors. Ms. Judd is a certified public accountant and received a B.S. from the University of Utah in 1976.

Name	Age	Principal Occupation and Five-Year Employment History
Samuel Liberatore	73	Samuel Liberatore joined Parent's Board of Directors in January 2009. Prior to that time, Mr. Liberatore was the Chief Operating Officer for Madison Research Corporation, building it from approximately $3 million in annual revenue to $64 million, until its acquisition by Parent in 2006, and was President of Parent's Weapon Systems (Madison Research) division until he retired in December 2008. Beginning in July 1994 and until June 2001, Mr. Liberatore served as Program Manager and lead engineer in support of the PAC-3 missile program for Madison Research Corporation. From 1989 to 1994, he served as Director of Ballistic Missile Defense of BDM International. Mr. Liberatore served for 30 years in the U.S. Army where he held a variety of positions related to weapons system operations, research, development and acquisition before retiring as a Colonel in 1989. He holds a B.S. in Mathematics from Loyola College, Baltimore and an M.S. in Guided Missile Engineering from the University of Texas, El Paso. In addition to normal operational and command assignments, Mr. Liberatore was the Project Manager for the Hawk Missile system and Chief of Missiles and Air Defense Systems at Headquarters Department of the Army for the research and development and acquisition of all U.S. Army Missile and air defense systems. Mr. Liberatore brings to the Board of Directors of Parent prior experience as a military officer, extensive experience and expertise working in the missile defense industry, and recent experience working in the defense contracting industry. Mr. Liberatore provides the Board of Directors of Parent with important insight into Parent's key markets and customers, as well as insight into the potential market for any service and product offerings Parent may contemplate targeting.
Deanna Lund	43
		Deanna Lund has served as Parent's Executive Vice President and Chief Financial Officer since April 2004. Prior to joining Parent, Ms. Lund most recently served as Vice President of The Titan Corporation from July 1998 to 2004, then an NYSE-listed corporation, prior to its acquisition by L-3 Communications, and as its Corporate Controller beginning in December 1996. Ms. Lund was also Titan's Corporate Manager of Operations Analysis from 1993 to 1996. Prior to that time, Ms. Lund worked for Arthur Andersen LLP. Ms. Lund received her bachelor's degree in accounting from San Diego State University, magna cum laude, and is a Certified Public Accountant.

Name	Age	Principal Occupation and Five-Year Employment History
Laura Siegal	48	Laura Siegal has served as Parent's Vice President and Corporate Controller since April 2006, Treasurer since July 2008, and Secretary from January 2008 until February 2010. Prior to that time, she had served as Parent's Vice President, Finance and Risk Management since September 2004. Ms. Siegal joined Parent in August 2000 and served as Parent's Treasurer from December 2003 through March 2006, Director of Corporate Planning from August 2002 to December 2003, Director of Financial Planning and Analysis from January 2001 to August 2002, and Director of Purchasing from August 2000 to January 2001. Throughout her career, Ms. Siegal has held a variety of financial management positions in technology and consulting companies including Controller of MEC Analytical Systems. Ms. Siegal received a bachelor's degree in Economics from the University of California, San Diego.

        It is expected that Parent's designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, Parent's designees will thereafter constitute at least a majority of the Board. It is anticipated that this step will be accomplished at a meeting or by written consent of Herley's Board providing that the size of the Board will be increased and/or sufficient numbers of current directors may resign such that, immediately following such action, the number of vacancies to be filled by Parent's designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of Herley may resign.

CERTAIN INFORMATION CONCERNING HERLEY

        The authorized capital stock of Herley consists of 20,000,000 shares of common stock, par value $0.10 per share. As of February 23, 2011, there were 14,097,904 shares of Herley common stock issued and outstanding.

        Each share of Herley common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

Beneficial Ownership of Herley Common Stock

        The following table sets forth certain information with respect to persons known to us, based solely on filings of Schedules 13D or 13G with the Securities and Exchange Commission, to own beneficially 5% or more of the outstanding shares of our common stock as of February 23, 2011.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Gabelli Funds, LLC One Corporate Center Rye, NY 10580(2)	771,402	5.5%
GAMCO Asset Management Inc. One Corporate Center Rye, NY 10580(2)	2,647,480	18.8%
Mario Gabelli One Corporate Center Rye, NY 10580(2)	3,732,882	26.5%
Third Avenue Management, Inc. 622 Third Avenue, New York, NY 10017(3)	1,118,894	7.9%
Dimensional Fund Advisors, LP Palisades West, Building One 6300 Bee Cove Road Austin, TX 78746(4)	1,128,114	8.0%
BlackRock, Inc. 40 East 52nd Street, New York, NY 10022(5)	873,724	6.2%

(1)
Except as otherwise indicated, all of such shares are owned with sole voting power.

(2)
Based in part on a Schedule 13D/A filed with the SEC on February 10, 2011. The Schedule 13D/A was filed by the following entities/persons: GGCP, Inc. ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"), and Mario Gabelli. Gabelli Funds is an investment advisor registered under the Investment Advisers Act of 1940, as amended ("Advisers Act") and a wholly-owned subsidiary of GBL. GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL. GAMCO is an investment adviser registered under the Advisers Act and is a wholly-owned subsidiary of GBL. Mario Gabelli is (i) the sole shareholder, director and employee of MJG Associates; (ii) the controlling stockholder, Chief Executive Officer and a director of GGCP; (iii) the Chairman and Chief Executive Officer of GBL; (iv) a member of GGCP Holdings; and (v) the controlling shareholder of Teton Advisors. Teton Advisors is an investment adviser registered under the Advisers Act. Gabelli Funds owns 771,402 shares of common stock. GAMCO owns 2,647,480 shares of common stock of which it has sole voting power over 2,553,080 shares of common stock. MJG Associates owns 23,200 shares of common stock. GSI owns 2,000 shares of common stock. Teton Advisors owns 283,800 shares of common stock. Mario Gabelli owns 5,000 shares of common stock and is deemed to beneficially own all shares of common stock owned by Gabelli Funds, GAMCO, MJG Associates, GSI and Teton Advisors.

(3)
Based in part on a Schedule 13G filed with the SEC on February 14, 2011.

(4)
Based in part on a Schedule 13G/A filed with the SEC on February 11, 2011.

        The following table sets forth certain information, as of February 23, 2011, with respect to the beneficial ownership of our common stock by (a) each of our directors and director nominees, (b) each of the individuals identified in the Summary Compensation Table below (the "Named Executive Officers" or "NEOs") and (c) all of our directors and Named Executive Officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)		Percent of Class(1)(2)
John A. Thonet	180,771	(3)	1.3%
Richard F. Poirier	16,992		*
Anello C. Garefino	6,000		*
Yonah Adelman	14,334		*
Howard M. Eckstein	8,334		*
Carlos C. Campbell	27,545		*
Dr. Edward A. Bogucz	30,120		*
Michael N. Pocalyko	7,545		*
F. Jack Liebau, Jr.	5,176		*
Rajagopal S. Tatta	5,176		*
Directors, nominees and executive officers as a group (10 persons)	301,993		2.1%

*
Indicates ownership of less than one percent.

(1)
Percent of Class is based on 14,097,904 shares of our common stock outstanding as of February 23, 2011. To our knowledge, except under community property laws or as otherwise noted, the persons and entities named in the table have sole voting and sole investment power over their shares of our common stock. The number of shares beneficially owned by each stockholder is determined under Securities Exchange Commission rules and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power and those shares of common stock that the stockholder has the right to acquire within 60 days after February 23, 2011 through the exercise of any stock option. The "Percent of Class" column treats as outstanding all shares underlying such options held by the stockholder, but not shares underlying options held by other stockholders.

(2)
Includes beneficial ownership of the following number of shares that may be acquired within 60 days of February 23, 2011 pursuant to stock options awarded under our stock option plans:

John A. Thonet	27,500
Richard F. Poirier	16,667
Anello C. Garefino	6,000
Yonah Adelman	14,334
Howard M. Eckstein	3,334
Carlos C. Campbell	20,000
Dr. Edward A. Bogucz	22,500
Directors and Named Executive Officers as a group	125,335
(3)
Does not include 155,998 shares owned by Mr. Thonet's adult children, and 30,369 shares owned by his wife. Mr. Thonet disclaims beneficial ownership of these shares.

 CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF HERLEY

        The following is a list of our directors and executive officers, their ages as of February 23, 2011 and their principal position.

Name	Age	Position
John A. Thonet	60	Chairman of the Board
Richard F. Poirier	45	Chief Executive Officer and President
Anello C. Garefino	63	Chief Financial Officer
Yonah Adelman	60	Senior Vice President
Howard M. Eckstein	59	Senior Vice President
Dr. Edward A. Bogucz	54	Director
Carlos C. Campbell	73	Director
Michael N. Pocalyko	56	Director
F. Jack Liebau, Jr.	47	Director
Rajagopal S. Tatta	59	Director

        The following are brief biographies of each current director and executive officer of Herley (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). No director or executive officer is related by blood, marriage or adoption to any other director or executive officer. No director or executive officer, or any associate of any such director or executive officer, is a party adverse to us, or has a material interest adverse to us, in any legal proceeding. Unless otherwise indicated, to the knowledge of Herley, during the last ten years, no current director or executive officer of Herley has (i) filed a petition or has had a petition filed against him or her under federal bankruptcy laws or any state insolvency laws or a receiver, fiscal agent or similar officer was appointed by the a court for his or her business or property or any partnership in which he or she was a general partner or any corporation or business association of which he or she was an executive officer at or within the last two years; (ii) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining him or her from, or otherwise limiting him or her from acting in any capacity regulated by the CFTC, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in any conduct or practice in connection with such activity, engaging in any type of business practice, or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities or federal commodities laws; (iv) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than sixty days his or her right to engage in any activity related to commodities or securities, or to be associated with persons engaged in any such activity; (v) been found by a court in a civil action or by the SEC to have violated any federal or state securities laws, and such judgment or finding has not been reversed, suspended or vacated; (vi) been found by a court in a civil action or by the CFTC to have violated any federal commodities law, and such judgment or finding has not been reversed, suspended or vacated; (vii) been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree or finding (not including any settlement of a civil proceeding among private litigants), not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (viii) been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in the Exchange Act), any registered entity (as defined in the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

        John A. Thonet, a director of Herley since 1991, was appointed Chairman of the Board in January 2010 and was Secretary from January 2003 until his appointment as Chairman. Previously, Mr. Thonet was the President of Thonet Associates, Inc., a consulting firm that he founded in 1980, specializing in environmental planning and engineering design for land development projects and land use planning programs. Mr. Thonet holds Bachelor of Science and Master of Science degrees in Forest Engineering from the SUNY College of Environmental Science and Forestry at Syracuse. He is a licensed professional engineer in New Jersey, Massachusetts, Pennsylvania, and Michigan and is a licensed professional planner in New Jersey. He holds a Certificate of Director Education from the NACD Corporate Directors Institute. Mr. Thonet's 37 years of experience as an engineer, planner, and business owner, combined with his extensive knowledge of Herley gained from 20 years as a member of Herley's Board, provides him with historical perspective and the strategic planning skills and vision necessary to guide Herley.

        Richard F. Poirier was appointed Chief Executive Officer and President in July 2009 after serving as a Vice President of Herley and as General Manager of Herley New England since August 2003. Mr. Poirier has been with Herley since 1992 when Herley acquired Micro Dynamics Inc. ("MDI"). Mr. Poirier joined MDI upon graduation from college in 1987 and has held various management positions over the years. Mr. Poirier holds a Bachelor of Science Degree in Electrical Engineering from Marquette University.

        Anello C. Garefino was appointed Vice President-Finance and Chief Financial Officer in January 2009 after serving as Vice President-Finance since June 2006. Mr. Garefino, a certified public accountant, served as Acting Chief Financial Officer from September 2005 to June 2006 and as Vice President-Finance from September 2004 to September 2005 and prior to that served as Vice President-Finance, Treasurer and Chief Financial Officer since June 1993. From 1987 to January 1990, Mr. Garefino was Corporate Controller of Exide Corporation. Mr. Garefino earned his Bachelor of Science Degree in Accounting from Rider University in 1969.

        Yonah Adelman was appointed Senior Vice President in July 2009. He also has been the General Manager of Herley's subsidiary, General Microwave Israel, since Herley's acquisition of General Microwave Corp. in 1999, and as General Manager for Herley Eyal in Kibbutz Eyal, since Herley's acquisition of Eyal in September 2008. Mr. Adelman has led the design and development of a broad range of microwave components and assemblies. Mr. Adelman received a Bachelor of Science degree with summa cum laude honors in Mathematics and Physics in 1971 from Brooklyn College. In 1973, he received a Master of Science Degree from New York University in Applied Mathematics, where he subsequently performed doctoral research in magneto-fluid dynamics.

        Howard M. Eckstein was appointed Senior Vice President in September 2010 and joined Herley in October, 2009 as General Manager of Herley Lancaster. Mr. Eckstein was employed previously by Herley in 1998 as Vice President New Product Development and served as President and General Manager of Herley Lancaster from 1999 until 2004. From 2004 until 2008, Mr. Eckstein was Vice President of Corporate Development for Communications and Power Industries, Inc. and from 2008 to 2009, President of the Malibu Division of Communications and Power Industries, Inc. Prior to Herley, Mr. Eckstein worked for L-3 Communications as Vice President Advanced Products responsible for the development of secure avionics, telemetry and communications systems. Mr. Eckstein earned his Bachelor's Degree in Electrical Engineering from the Pennsylvania State University and holds a Master's Degree in Engineering and Technology Management from the University of Pennsylvania.

        Dr. Edward A. Bogucz, a director of Herley since 2003, is currently Executive Director of the Syracuse Center of Excellence in Environmental and Energy Systems, an industry-university organization that engages more than 200 firms and institutions in collaborative research, development, commercialization and outreach projects. Previously, Dr. Bogucz served as Dean of Engineering and Computer Science at Syracuse University from 1995 through 2003. Dean Bogucz earned his Bachelor and Doctoral Degrees in Mechanical Engineering from Lehigh University and a Master's Degree from Imperial College, University of London. His teaching and research expertise includes fluid dynamics, energy systems, computational methods, and multidisciplinary design. As Dean, he led the strategic strengthening of Syracuse University's College of Engineering and Computer Science in strategic areas, including RF and microwave devices, information fusion, systems assurance and environmental and energy systems. Dr. Bogucz's broad experience in engineering education and research, particularly in collaborative multidisciplinary design of complex engineered systems, adds valuable experience to Herley's Board. He has extensive knowledge of Herley through his tenure of more than seven years on its Board which enables him to provide a historical perspective on Herley's direction and operations.

        The Honorable Carlos C. Campbell, a director of Herley since 2005, served in the Sub-Cabinet of President Reagan as Assistant Secretary of Commerce for Economic Development, U.S. Department of Commerce (1981-1984). He was a member of the White House Urban Policy Task Force, OMB Task Forces on Integrity & Efficiency and Credit Scoring & Debt Management. He was the Envoy of President Reagan to the State Funeral for the King of Swaziland (1982). He is a Certified Corporate Director and a graduate of the Director's Institute, Anderson School of Management, UCLA (2003) and has a certificate in Director Education from the National Association of Corporate Directors. He has completed executive management seminars from the Harvard Business School in Governance, Compensation and Auditing. He is also a member of the Board of Directors of two other public corporations, Resource America, Inc., and PICO Holdings, Inc. He has been a director of eight other public corporations and has over twenty-five years of experience as a strategic advisor. Mr. Campbell has held leadership positions within the Administrations of President Nixon (1969-1972) and President Ford (1974-1976). As a Naval aviator, he acquired over 1,000 flight hours and achieved the rank of Lieutenant Commander. In addition to Cold War reconnaissance squadron tours, he had assignments with the Defense Intelligence Agency and the Naval Air Systems Command. He has a B.S. from Michigan State University, a Certificate in Engineering Science from the U.S. Naval Post Graduate School in Monterey, California and a Master of City & Regional Planning from Catholic University of America. Mr. Campbell's extensive commercial, government and military experience provide Herley with invaluable insight into the culture and policy level decision-making process of government and industry. In addition, Mr. Campbell's board service with other public companies, plus his director certification and exemplary leadership with the NACD and other forums, make him a valuable resource for committee assignment in compensation, auditing, ethics and governance and enables him to operate effectively in the boardroom.

        Michael N. Pocalyko, a director of Herley since January 2010, is managing director and chief executive officer of Monticello Capital in Chantilly, Virginia, an investment bank and private equity firm that specializes in technology companies and mergers and acquisitions, operating internationally in eleven countries. He has extensive experience as an expert financial advisor, corporate director, and principal in high-growth multinational corporations in the advanced technology manufacturing, engineering services, defense and aerospace, and biomedical industries. He has served in such capacity with Monticello Capital since 1997. He currently chairs the board of TherimuneX Pharmaceuticals, Inc. in Doylestown, Pennsylvania and previously chaired Advanced Environmental Resources, Inc. in Reston, Virginia and Erdevel Europa S.à.r.l. in Luxembourg and Saudi Arabia. He also represented two governors of Virginia on the Commonwealth Competition Council. Prior to his career as a financier, Mr. Pocalyko was a Navy commander and served in the Office of the Secretary of Defense and on the staff of the Secretary of the Navy. He is a Beirut veteran and was a decorated Navy pilot. Mr. Pocalyko earned his Bachelor's degree at Muhlenberg College, his Master in Public Administration degree at the

Harvard Kennedy School, and his Master of Business Administration degree at the Wharton School of the University of Pennsylvania. He holds the Certificate of Director Education from the National Association of Corporate Directors and has graduated from corporate director executive education programs at Wharton and the University of Chicago. Mr. Pocalyko is a certified fraud examiner, a financial expert under §407 of the Sarbanes-Oxley Act, meets the enhanced independence standards for Audit Committee service and chairs the Audit Committee of Herley's board of directors. Mr. Pocalyko's board service provides Herley with extensive understanding in corporate governance, processes and oversight related to the Sarbanes Oxley Act, auditing standards, and financial controls. In addition, his experience as a combat aviator in the US Navy, qualified in a wide array of electronic, engineering, and weapons systems, enables him to provide valuable insight to Herley's business as do his decades of experience in defense contracting and later in advanced technology and engineering industries, including as chairman and CEO of two international engineering service firms.

        F. Jack Liebau, Jr., a director of Herley since December 2010, is the founder and President of Liebau Asset Management Company, an investment management firm in Pasadena, California. Before founding Liebau Asset in 2003, he was a partner and portfolio manager with PRIMECAP Management Company, where he worked beginning in 1986. Mr. Liebau's prior work experiences were at the Capital Group, Los Angeles Times and The White House. He is a graduate of Phillips Academy, Andover and Stanford University. Mr. Liebau served as a corporate director of Media General, Inc. (a NYSE-listed media company) in 2008-09, and has been a director of several charitable organizations. He has broad business and financial experience from his various roles working for investment management firms. Herley believes that Mr. Liebau's financial knowledge and investment experience is particularly relevant both in evaluating strategic opportunities and enhancing stockholder value.

        Rajagopal S. Tatta a director of Herley since December 2010, is a retired Partner from PricewaterhouseCoopers. From 1977 through 2006, Mr. Tatta was a Partner with PricewaterhouseCoopers (U.S.) where, from 2003 through 2006, he was the Senior Relationship Partner, Human Resource Services (HRS) Practice, from 1991 through 2003, he served as Managing Partner, International Assignments Solutions (IAS) Practice, and from 1988 to 1991 he was Partner-in-Charge U.S. Tax (Europe). Mr. Tatta has a B.S. (Physics & Math), Bangalore University, India and is Qualified as a Chartered Accountant (India, inactive). He received an MBA from Bowling Green State University, Ohio and is qualified as a CPA (New Jersey, inactive). Mr. Tatta has served on the Board of Directors of Sai Advantium Pharma Ltd., a pharmaceutical company based in Hyderabad, India, since January 2007. Mr. Tatta is a proven business leader with global experience and has extensive leadership experience in growing and managing large multinational services organizations, with expertise in accounting, international tax, corporate governance and human resources.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION
CORPORATE GOVERNANCE

Board of Directors

        Our Certificate of Incorporation and By-laws provide for a Board consisting of not less than three nor more than twelve directors. The Board currently consists of six directors. At each annual meeting of stockholders, all directors are elected for a term of one year and until each respective director's successor is duly elected and qualified.

Director Qualifications/Independence

        In considering any individual nominated for board membership, including those nominated by a stockholder, our Nominating, Governance and Ethics Committee considers a variety of factors, including whether the candidate is recommended by executive management, the individual's professional and personal qualifications, including business experience, education and community and charitable activities, and the individual's familiarity with our industry. Herley's Corporate Governance

Guidelines grant the Nominating, Governance and Ethics Committee discretion to consider diversity in the director nominating process, including differences of viewpoints, professional experience, education and skills, and ethnicity, gender and national origin. Our Corporate Governance Guidelines provide that a board consisting of no fewer than four and no more than nine directors permits adequate diversity of experience without hindering effective discussion or diminishing individual accountability. Our Nominating, Governance and Ethics Committee is responsible for recommending director nominees to the Board and for maintaining the Corporate Governance Guidelines. Information on the experience, qualifications, attributes or skills of our directors and nominees is described below.

        We are a NASDAQ listed company and follow the NASDAQ listing standards for board of directors and committee independence. At its November 10, 2010 meeting, the Board determined that five (5) of Herley's current six (6) directors are independent, as defined in the applicable NASDAQ listing standards. Specifically, the Board found that Directors Bogucz, Campbell, Liebau, Pocalyko, and Tatta, met the definition of an independent director under the NASDAQ listing standards and that each of these directors is free of any relationships that would interfere with his individual exercise of independent judgment. Former directors Gerald A. Gagliardi, the late Robert M. Moore, RADM (Ret.) and Adm. Edward K. Walker, Jr. (Ret.), who served as directors during some portion of fiscal year 2010, were also determined to have been independent directors at the time of their service to us.

        In addition, members of the Audit Committee of the Board meet the more stringent requirements for independence under the NASDAQ listing standards, and the rules and regulations of the SEC for service on the Audit Committee. The Board considered the relationships and other arrangements, if any, of each director when director independence was reviewed. The other types of relationships and transactions that were reviewed are more fully described in "Certain Relationships and Related Transactions".

Board Leadership Structure

        Herley's senior leadership is shared between two executive positions—the Chief Executive Officer and President and the Chairman of the Board. Separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead our Board in its fundamental role of providing advice to and independent oversight of management and focusing on strategic initiatives. Our Board recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as the Board's oversight responsibilities continue to grow. Our Board believes that having separate positions is the appropriate leadership structure for our Company at this time and demonstrates our commitment to good corporate governance.

        Our Chairman is responsible for the smooth functioning of our Board and enhancing its effectiveness. Our Chairman guides the processes of our Board, presides at Board meetings and at stockholder meetings and acts as a regular liaison between our Board and our management, consulting regularly with our executives over business matters and providing our executives with immediate consultation and advice on material business decisions that require prompt reflection or policy interpretation. Mr. Thonet is also involved in leading the independent directors in their efforts to (i) increase Herley's value and competitiveness organically through examination of how best to leverage Herley's existing products and technology into new products, (ii) increase Herley's value and competitiveness by exploring opportunities for strategic mergers or acquisitions and (iii) explore other opportunities to maximize stockholder value.

Board Committees

        During the fiscal year ended August 1, 2010 there were:

  •
  11 meetings of the Board

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  6 meetings of the Audit Committee

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  3 meetings of the Compensation Committee

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  2 meeting of the Nominating Committee

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  1 meeting of the Governance and Ethics Committee

  •
  4 meetings of the Special Committee

        Herley's Corporate Governance Guidelines state Herley's expectation that each director will make every reasonable effort to attend every meeting of the Board and the committees on which he serves. Herley does not have a formal policy with respect to directors' attendance at annual meetings of stockholders. However, all directors at the time attended the 2011 Annual Meeting of Stockholders. All directors attended at least 75% of the meetings of the Board and the committees on which they served in fiscal year 2010.

Committee Autonomy

        Each committee has the power to engage independent legal, financial or other advisors, as it may deem necessary, without consulting or obtaining the approval of our Board or any officer of Herley.

Audit Committee

        The Board has a standing Audit Committee. The Board has affirmatively determined that each director who serves on the Audit Committee is independent, as the term is defined by applicable NASDAQ listing standards and Securities and Exchange Commission ("SEC") rules. The Audit Committee currently consists of Michael N. Pocalyko, Chairman, Dr. Edward A. Bogucz and Carlos C. Campbell. The members of the Audit Committee have substantial experience in assessing the performance of companies, gained as members of Herley's Board and Audit Committee, as well as by serving in various capacities in other companies or governmental agencies. As a result, they each have an understanding of financial statements. Mr. Pocalyko qualifies as an "audit committee financial expert" under NASDAQ's listing rules and applicable regulations of the SEC.

        The Audit Committee regularly meets with our independent registered public accounting firm (Grant Thornton, LLP) outside the presence of management. The Audit Committee operates under a charter approved by the Board. The Audit Committee charter is available on our website, www.herley.com, under "Corporate Governance."

Compensation Committee

        Our Compensation Committee annually establishes, subject to the approval of the Board and any applicable employment agreements, the salaries that will be paid to our executive officers during the coming year, and administers our stock-based benefit plans. The Compensation Committee currently consists of Carlos C. Campbell, Chairman, Edward A. Bogucz and Michael N. Pocalyko. Each member of the Compensation Committee is a director who is not employed by us or any of our affiliates and are independent directors under NASDAQ listing standards.

        The Compensation Committee operates under a charter approved by the Board. The Compensation Committee charter is available on our website, www.herley.com under "Corporate Governance."

Nominating, Governance and Ethics Committee

        In January 2010, the Nominating Committee was combined with the Governance and Ethics Committee and became the Nominating, Governance and Ethics Committee. The Nominating, Governance and Ethics Committee currently consists of Edward A. Bogucz, Chairman, Carlos C. Campbell, and Michael N. Pocalyko, each of whom is an independent director. The Nominating, Governance and Ethics Committee operates under a charter approved by the Board. The Nominating, Governance and Ethics Committee charter is available on our website, www.herley.com, under "Corporate Governance." This committee has taken on the combined duties of the former Nominating Committee and Governance and Ethics Committee, as described below.

        Nominating Committee.    For the portion of fiscal year 2010 in which we had a separate Nominating Committee, our Nominating Committee consisted of three independent directors under NASDAQ listing standards. This committee identified individuals qualified to become board members, recommended to the Board nominees to fill vacancies in membership of the Board as they occurred and, prior to each Annual Meeting of Stockholders, recommended a slate of nominees for election as directors at such meeting.

        Governance and Ethics Committee.    For the portion of fiscal year 2010 in which we had a separate Governance and Ethics Committee, this committee monitored developments in corporate governance principles and other corporate governance matters and made recommendations to the Board regarding the adoption of additional corporate governance principles. Our Governance and Ethics Committee consisted of three independent directors.

Board Role in Risk Oversight

        The entire Board is responsible for oversight of Herley's risk management function. The Compensation Committee is responsible for overseeing the management of risks relating to all of Herley's compensation plans. The Audit Committee oversees management of financial risks, and the Nominating, Governance and Ethics Committee manages risks associated with the independence of the Board, potential conflicts of interest and governance matters. While each of Herley's committees are responsible for evaluating certain risks, the entire Board is regularly informed through committee reports and review of committee meeting minutes about such risks.

Stockholder Recommendations for Board Nominees

        The Nominating, Governance and Ethics Committee will consider recommendations for candidates for the Board made by "Eligible Stockholders", meaning any stockholder or stockholder group who owns at least 5% of Herley's outstanding common stock and who continues to own such shares through the date of the applicable meeting. An Eligible Stockholder wishing to recommend a candidate must submit the following not less than 90 days prior to the anniversary of the date the proxy was released to stockholders in connection with the previous year's annual meeting: (1) a recommendation that identifies the candidate and provides contact information; (2) the written consent of the candidate to serve as a director; and (3) documentation establishing that the stockholder making the recommendation is an Eligible Stockholder. If these requirements are met, the Nominating, Governance and Ethics Committee will request additional information, including a resume, director questionnaire, conflict of interest statement, background check waiver and other information that it deems necessary or desirable, which must be provided at least 30 days prior to the annual meeting.

Code of Ethics

        We have adopted a Corporate Code of Business Ethics (the "Code") that applies to all employees, including our principal executive officer, principal financial officer and directors of Herley. The Code is broad in scope and is intended to foster honest and ethical conduct, including accurate financial reporting, compliance with laws and the like. If any substantive amendments are made to the Code, or if there is any grant of waiver, including any implicit waiver, from a provision of the Code to our Chief Executive Officer or Chief Financial Officer, we will disclose the nature of such amendment or waiver in a report on Form 8-K.

Stockholder Communications with the Board

        We have a process in which communications sent to the Board or in care of an officer or other representative of Herley are forwarded to the Chairman or Chief Executive Officer. We believe this process adequately serves the needs of the Board and our stockholders. Stockholders may direct communications intended for the Board to the Secretary of Herley, at 3061 Industry Drive, Lancaster, Pennsylvania 17603. The envelope containing such communication must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication" or similar statement that clearly and unmistakably indicates the communication is intended for the Board. All such communications must clearly indicate that the author is a stockholder and state whether the intended recipients are all members of the Board or just certain specified directors. The Secretary will make copies of all such communications and circulate them to the appropriate director or directors.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 requires directors, executive officers and persons who beneficially own more than 10% of our common stock (collectively, "Reporting Persons") to file initial reports of ownership and reports of changes in ownership of our common stock with the Securities and Exchange Commission. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on our review of the copies of such reports received or written representations from certain Reporting Persons that no other reports were required, we believe that, during fiscal 2010, all Reporting Persons timely complied with all applicable filing requirements other than Mr.Thonet reported the receipt of a restricted stock award late.

INFORMATION ABOUT EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

        This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our Named Executive Officers and places in perspective the data presented in the tables and narrative that follow.

Compensation Philosophy and Overview

        We believe that the most effective compensation program is one that is designed to reward the achievement of our financial and strategic goals, and which is stockholder centric.

        The compensation plans for our executive officers have three principal elements: a base salary, discretionary cash incentive bonuses linked to the achievement of financial and strategic goals and equity-based incentive compensation. In addition, we provide our executive officers with a variety of benefits that, in most cases, are available generally to all of our salaried employees. We view the components of compensation as related but distinct. Although the Compensation Committee of our Board reviews the total compensation of our executive officers, we do not believe that significant compensation derived from one component of compensation should necessarily negate or reduce compensation from other components. We do believe that the executive compensation package should be transparent, accountable and equitable, when taken as a whole, and this determination is largely subjective.

        We have not adopted any formal policies or guidelines for allocating compensation between long-term and currently paid out compensation or between cash and non-cash compensation. However, our philosophy is to keep cash compensation at a competitive level while providing the opportunity to be significantly rewarded through equity if our company and our stock price perform well over time.

        We also believe that executive officers should receive a percentage of their compensation in the form of stock options or time-based restricted stock that vests over time.

Role of Compensation Consultants

        The Compensation Committee retained and used Pearl Meyer & Partners as a compensation consultant during 2010. Pearl Meyer was asked to review and directly report to the Compensation Committee on certain aspects of executive and director compensation including review and recommendations for non-employee director compensation design and levels, review and recommendation for Chief Executive Officer and Chairman contract provisions and benchmarking of Chief Executive Officer and Chairman compensation levels. The Compensation Committee also retained The Hay Group to provide advice on compensation of the former Chairman of the Board and initial advice on compensation of Mr. Thonet.

        Herley does not have a policy that limits the other services that an executive compensation consultant can perform. Herley has not engaged Pearl Meyer or the Hay Group for any other projects except for those directed by the Compensation Committee and which were limited to engagements involving the compensation of the executives, compensation of Herley's directors and engagements limited to consulting on broad-based plans that do not discriminate in scope, terms or operation in favor of the executives or directors, and that are generally available to all salaried employees. Neither Pearl Meyer nor the Hay Group performed additional services for Herley in 2010.

Role of Executive Officers in Compensation Decisions

        Our Chief Executive Officer and Chairman annually review the performance of each of our other executive officers. The conclusions reached by our Chief Executive Officer and Chairman and recommendations based on that review, including recommendations regarding salary adjustments, incentive awards and equity award amounts, are presented to the Compensation Committee. The Compensation Committee can exercise its discretion in modifying any recommended adjustments or awards to executives. While the Compensation Committee typically follows the recommendations of the Chief Executive Officer and Chairman, with minor changes, the Compensation Committee has the authority to make all final compensation decisions for each of our executive officers.

        The Compensation Committee meetings typically have included, for all or a portion of each meeting, not only the Compensation Committee members but also our Chief Executive Officer and Chairman. However, neither of these officers participate in any portion of such meetings regarding his own compensation.

Role of the Compensation Committee

        The Compensation Committee currently consists of Carlos C. Campbell, Chairman, Edward A. Bogucz and Michael N. Pocalyko. Each member of the Compensation Committee is a director who is not employed by us or any of our affiliates and is an independent director under applicable NASDAQ standards.

        The Compensation Committee ensures that our executive compensation and benefits program is consistent with our compensation philosophy and our Corporate Governance Guidelines. The

Compensation Committee is empowered to make decisions regarding executive officers' total compensation. The Compensation Committee reviews the performance of the Chief Executive Officer annually and has the authority to make decisions regarding salary adjustments, incentive awards and equity award amounts.

        The Compensation Committee reviews our overall compensation strategy at least annually to ensure that it promotes stockholder interests, supports our strategic and tactical objectives and provides for appropriate rewards and incentives for our executive officers. The Compensation Committee's most recent overall compensation review occurred in July and August, 2010.

Accounting and Tax Implications of Our Compensation Policies

        In designing our compensation programs, the Compensation Committee considers the financial accounting and tax consequences to Herley, as well as the tax consequences to our employees. We account for equity compensation paid to our employees under FASB's Accounting Standards Codification 718, "Compensation-Stock Compensation" ("ASC 718"), which requires us to estimate and record an expense over the service period of the award. The ASC 718 cost of our equity awards is considered by management as part of our equity grant recommendations to the Compensation Committee.

        Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct for income tax purposes in any one year with respect to our five most highly compensated executive officers. We do not currently exceed the Section 162(m) limit.

        We also consider the tax impact to employees in designing our compensation programs, particularly our equity compensation programs. For example, employees generally control the timing of taxation with respect to the exercise of stock options.

Share Ownership Requirements

        The Board believes that directors should be stockholders, and that each director should develop a meaningful ownership position in Herley over time. Thus, as a guideline effective September 9, 2010, the Board suggests that each director, within three years of becoming a director (or, for existing directors, within three years of the adoption of this guideline by the Board on September 9, 2010), own stock in Herley in an amount that is at least equal to two years' annual Board equity retainer fees.

Components of our Executive Compensation Program

  Base Salary

        Base salary is a critical element of executive compensation because it provides our executives with a consistent level of monthly income. We seek to establish base salaries that are sufficient, in the Compensation Committee's judgment, to retain and motivate our executives while taking into account the unique circumstances of our Company. In determining appropriate salaries, the Compensation Committee considers each executive's scope of responsibility and accountability within our Company and reviews the executive's compensation, individually and relative to other officers, as well as compared to peer executives at similarly situated companies. We had entered into employment agreements with certain of our executives which provided for adjustments as set forth more fully below in the section titled "Employment Agreements."

        Effective July 22, 2009, the Board appointed Richard F. Poirier as our Chief Executive Officer and President. In September, 2010, the Compensation Committee approved a twelve percent (12%) increase in the base salary of Mr. Poirier for fiscal year 2011 based on his personal performance and leadership as well as Herley's financial success. With the twelve percent (12%) increase, Mr. Poirier will receive $450,000 in base salary for fiscal year 2011, compared to $400,000 in base salary for fiscal year 2010.

        Effective January 12, 2010, Mr. Thonet was appointed Chairman of the Board. On February 1, 2010, Mr. Thonet was made an executive officer of Herley with a temporary salary of $400,000, which was subsequently (and retroactively) adjusted to $475,000 based on recommendations of an executive compensation consulting firm, Pearl Meyer and Partners, who assisted with the assessment of salaries for comparable positions and the responsibilities associated with the position of Chairman.

        Each of Messrs. Poirier, Adelman and Garefino experienced an increase in base salary reported for fiscal year 2010 compared to fiscal year 2009 as is shown in the Summary Compensation Table. Mr. Eckstein received an increase in salary of $50,000 in connection with a promotion and a six month review following his date of hire. The increase in base salary for Messrs. Poirier and Adelman related to promotions which each of them were given in fiscal year 2010. Mr. Garefino's increase in reported compensation resulted from a raise received during fiscal year 2009 that was only partially reflected in that year, but which was completely reflected in 2010.

        Compensation actions were unanimously recommended and approved by the Compensation Committee. In making its determinations, the Compensation Committee sought the advice and guidance of an independent compensation consultant and outside counsel.

  Discretionary Cash Incentive Bonuses

        The Compensation Committee believes that discretionary cash bonus compensation for executives should be directly linked to our overall corporate financial performance, individual performance and our success in achieving both our short-term and long-term strategic goals. In assessing the performance of our Company and our executives during fiscal 2010, the Compensation Committee considered our performance against the following objectives:

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  Increase levels of component integration and value added content;

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  Enhance our manufacturing capabilities;

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  Pursue selective commercial opportunities;

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  Maintain leadership in microwave technology;

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  Strengthen and expand customer relationships; and

  •
  Maintain our reputation for integrity.

        In September, 2010, the Compensation Committee approved the payment of a bonus to Mr. Poirier in the amount of $300,000 (with $150,000 already awarded and paid) for fiscal year 2010 based on Herley having achieved record revenues. The Compensation Committee also approved the payment of a bonus to Mr. Thonet in the amount of $250,000 based on his having handled the settlement of both derivative and securities class action litigation, key personnel changes and a change of external auditors while guiding Herley toward organic growth and assessing opportunities for mergers and acquisitions which would benefit Herley's stockholders. Mr. Garefino's bonus for fiscal year 2010, in the amount of $80,000, was made based on Herley having achieved record revenues. In addition, the Compensation Committee approved the payment of a special bonus to Mr. Garefino in the amount of $50,000, payable in the first quarter of Herley's 2011 fiscal year. This bonus was determined and paid in recognition of the extraordinary efforts and accomplishments by Mr. Garefino in connection with special projects which have been pursued by Herley. Bonuses paid to Messrs. Eckstein and Adelman for fiscal 2010, as set forth in the Summary Compensation Table, were also paid on the basis of Herley having achieved record revenues.

        The bonuses were determined and paid in accordance with Herley's standard practices. Such actions were unanimously recommended and approved by the Compensation Committee. In making its determinations, the Compensation Committee sought the advice and guidance of an independent compensation consultant and outside counsel. These awards by the Compensation Committee for fiscal 2010 are detailed in the Summary Compensation Table.

  Equity-Based Long-Term Incentive Compensation

        The Compensation Committee believes that annual performance-based incentive bonuses are valuable in recognizing and rewarding individual achievement, and, by focusing more on performance pay opportunities for the executives, it can more closely align Herley's compensation program with stockholder interests. We also believe that our equity incentive compensation arrangements are an important factor in developing an overall compensation program that is competitive with our peer group of companies and that aligns the interests of our executives with those of our stockholders.

        We believe that stock options and restricted stock awards effectively align the long-term interests of management with our stockholders. Additionally, we believe that our executives should have a greater percentage of their compensation at risk as compared with our other employees. Because our executives do not benefit from stock options awards unless the price of our stock increases after the grant date as compared with the grant price, they clearly provide our executives with an added incentive to build stockholder value. We have not repriced the exercise price for stock options that have been granted when the future stock price has decreased below the exercise price of such stock options. The date of our awards of stock options and restricted stock is established by the Compensation Committee at a meeting held prior to the date of grant. Grants of stock options and stock awards vest over a period of years in order to serve as an inducement for our executives to remain in the employ of our Company. Our current practice has been to make awards of restricted stock instead of stock options as the principal component of our equity compensation arrangement for our executives.

        The number of shares of restricted stock and stock options awarded to our executives, other than the Chief Executive Officer, is established by the Compensation Committee in consultation with our Chief Executive Officer, taking into account a number of factors, including the position, job performance and overall responsibility of each executive. The number of shares of restricted stock and stock options awarded to our Chief Executive Officer is established by the Compensation Committee, taking into account similar factors. Since the value of the restricted stock awards and stock options granted to our executives are based upon the price of our shares, the Compensation Committee believes that granting restricted stock and stock options provides a significant incentive to our executives to continue to build stockholder value. The Compensation Committee also believes that the multi-year vesting periods will be helpful in linking equity compensation to long-term performance.

        The only stock options granted to our Named Executive Officers in fiscal 2010 were 10,000 options and 5,000 shares of restricted stock to Mr. Eckstein in accordance with his agreement with Herley, described below, and 100,000 shares of restricted stock to Mr. Thonet in accordance with his Employment Agreement.

Retirement and other Executive Benefits and Perquisites

        All of our executives are eligible to participate in our employee benefit plans, including medical, dental, life insurance and 401(k) plans. These plans are available to all employees and do not discriminate in favor of executive officers. It is generally our policy not to extend significant perquisites to our executives that are not available to our employees generally. We have no current plans to make changes to levels of benefits and perquisites generally provided to executives.

Compensation Committee Report On Executive Compensation

        The Compensation Committee, as it was constituted at the end of fiscal 2010, has reviewed and discussed with management the disclosures set forth above under the heading "Compensation Discussion and Analysis" and, based on such review and discussions, the Compensation Committee recommended to the Board that such disclosure be incorporated into the Annual Report on Form 10-K for the fiscal year ended August 1, 2010.

The Compensation Committee:

Carlos C. Campbell (Chairman)	Edward A. Bogucz	Michael N. Pocalyko

Summary Compensation Table

        The following table sets forth the annual compensation awarded to, earned by, or paid to our Chief Executive Officer and President, our Chief Financial Officer and our three other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year and whose total compensation exceeded $100,000. Information is provided for services rendered for the fiscal years ended August 1, 2010, August 2, 2009 and August 3, 2008.

Name and principal position	Year	Salary ($)		Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
John A. Thonet, Chairman of the Board	2010	242,264	(5)	250,000	1,380,000	—	14,162	1,886,426
Richard F. Poirier, Chief Executive Officer and President	2010 2009 2008	398,844 223,180 206,308		300,000 125,000 60,000	— — —	— 167,524 —	9,258 9,667 9,965	708,102 360,930 276,273
Anello C. Garefino,	2010	233,210		80,000	—	—	12,726	325,936
Chief Financial Officer	2009	211,120		25,000	—	—	11,886	248,006
	2008	182,652		15,000	—	—	10,350	208,002
Yonah Adelman,	2010	300,000		75,000	—	—	109,000	484,000
Senior Vice President	2009	275,000		115,000	—	83,762	95,000	568,762
	2008	220,000		89,000	—	—	83,000	392,000
Howard M. Eckstein, Senior Vice President	2010	218,752	(6)	125,000	62,250	42,547	19,326	467,875

(1)
Executive bonuses are paid at the discretion of the Board.

(2)
Amounts represent the grant date fair value of restricted stock awards in accordance with Financial Accounting Standards Board ASC Topic 718. The grant date fair values have been determined based on assumptions set forth in Herley's Annual Report on Form 10-K for the fiscal year ended August 1, 2010 (Note A-15. Share-Based Compensation).

(3)
Amounts represent the grant date fair value of stock options in accordance with Financial Accounting Standards Board ASC Topic 718. The grant date fair values have been determined based on assumptions set forth in Herley's Annual Report on Form 10-K for the fiscal year ended August 1, 2010 (Note A-15. Share-Based Compensation).

(4)
The following table describes each component of the "All Other Compensation" column in the "Summary Compensation Table" above.

Name and principal position	Fiscal Year	Matching Contribution to Employee Savings Plan	Supplemental Life Insurance	Medical Benefits/ Social Benefits	Other Personal Including Personal Use of Auto	Total
John A. Thonet, Chairman of the Board	2010	$5,820	$1,371	$6,871	$100	$14,162
Richard F. Poirier,	2010	$8,462	$696	$0	$100	$9,258
Chief Executive Officer and	2009	9,200	367	0	100	9,667
President	2008	9,000	365	0	600	9,965
Anello C. Garefino,	2010	$9,328	$3,298	$0	$100	$12,726
Chief Financial Officer	2009	9,200	2,586	0	100	11,866
	2008	7,906	1,844	0	600	10,350
Yonah Adelman,	2010	$23,000	$0	$48,000	$38,000	$109,000
Senior Vice President	2009	22,000	0	47,000	26,000	95,000
	2008	17,000	0	38,000	28,000	83,000
Howard M. Eckstein, Senior Vice President	2010	$7,308	$1,518	$0	$10,500	$19,326
(5)
Represents salary earned by Mr. Thonet from February 1, 2010, his date of hire as an employee, at an annual salary of $475,000. It does not include director fees paid to Mr. Thonet prior to his date of hire.

(6)
Represents salary earned by Mr. Eckstein from October 5, 2009, his date of hire, at an annual salary of $300,000.

Grants of Plan-Based Awards in Fiscal 2010

        The following table provides information with respect to each restricted stock and stock option awarded to the Named Executive Officers in the fiscal year ended August 1, 2010.

Name	Grant Date	All other stock awards: Number of Shares of Stock (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
John A. Thonet	6/15/2010	100,000			1,380,000
Howard M. Eckstein	10/2/2009 10/2/2009	5,000	10,000	12.45	62,250 42,547

Outstanding Equity Awards at Fiscal 2010 Year End

        The following table provides information with respect to each unexercised stock option held by the Named Executive Officers as of August 1, 2010.

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
John A. Thonet	15,000			$8.38	3/12/2011	100,000	$1,548,000
	10,000			$13.10	12/3/2011
	7,500			$19.52	5/21/2012
	10,000			$17.82	6/8/2017
Richard F. Poirier	16,667	33,333	(1)	$10.39	7/21/2014
Anello C. Garefino	6,000	4,000	(2)	$17.82	9/8/2012
Yonah Adelman	6,000	4,000	(3)	$17.82	9/8/2012
	8,334	16,666	(4)	$10.39	10/21/2014
Howard M. Eckstein		10,000	(5)	$12.45	10/2/2014	5,000	$77,400

(1)
This option vests in three equal annual installments beginning one year after the date of grant, July 21, 2009.

(2)
This option vests in five equal annual installments beginning one year after the date of grant, June 8, 2007.

(3)
This option vests in five equal annual installments beginning one year from the date of grant, June 8, 2007.

(4)
This option vests in three equal annual installments beginning one year from the date of grant, July 21, 2009.

(5)
This option vests 33.3% per year beginning one year after the date of grant, October 2, 2009.

Option Exercises and Stock Vested in Fiscal 2010

        The following table provides information with respect to each stock option exercised by the Named Executive Officers in the fiscal year ended August 1, 2010.

Name(a)	Number of Shares Acquired on Exercise (#)(b)	Value Realized on Exercise ($)(c)
John A. Thonet	15,000	$66,620

Compensation of Directors

        Directors who are also employees of Herley (presently, only Mr. Thonet) are not separately compensated for their services as directors. Effective June 15, 2010, Herley revised its compensation practices for non-employee directors. Under the revised compensation program, each director will receive an annual (fiscal year) retainer with a value of $150,000, consisting of (i) $80,000 in cash (paid quarterly) and (ii) restricted stock with a value of $70,000, with $35,000 of the stock grants to be issued on the first business day of Herley's fiscal year and on the first business day of the following calendar year. The restricted stock component of the annual retainer will vest immediately, but shall be subject to a six month restriction on transfer, with such restriction to be eliminated upon a change of control.

        In addition to the annual retainer, Herley's independent directors will receive restricted stock grants with a value of $50,000, with $25,000 vesting in each of fiscal 2011 and 2012. This additional compensation is intended to compensate Herley's independent directors for their efforts beyond those typically expected of independent directors, relating primarily to their efforts to (i) increase Herley's value and competitiveness organically through examination of how best to leverage Herley's existing products and technology into new products, (ii) increase Herley's value and competitiveness by exploring opportunities for strategic mergers or acquisitions, and (iii) to explore other opportunities to maximize stockholder value. The restricted stock granted for these efforts was granted on August 2, 2010, with half vesting on January 1, 2011 and the remainder vesting on January 1, 2012 (or, in each case, upon a change of control, if earlier). These restricted stock grants will be restricted from transfer until a board member resigns from the board or until the occurrence of a change in control. Herley believes the use of equity based compensation for directors is a stockholder centric practice.

        Under the new compensation program, meeting fees are eliminated, and each independent director receives identical annual compensation; provided, however, that, with respect to fiscal 2010, Herley will pay fees (at a daily rate of $2,000) for corporate activities performed at the request of Herley substantially exceeding the normal oversight and governance roles of independent directors.

        Board members are reimbursed for reasonable expenses in attending meetings of the Board and for expenses incurred in connection with compliance with our corporate governance policies. Herley also provides directors' and officers' liability insurance and indemnity agreements for our directors. No other compensation is provided to our directors.

        The following table provides information with respect to all compensation awarded to, earned by or paid to each person who served as a director for any portion of fiscal 2010. Other than as set forth in the table and the narrative that follows it, to date we have not paid any fees to or reimbursed any expenses of our directors, except for expenses incurred in connection with attendance at Board meetings or director education seminars which in the aggregate are less than $10,000 each, made any equity or non-equity awards to directors, or paid any other compensation to directors.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
John A. Thonet	$36,000	—	$36,000
Dr. Edward A. Bogucz	$68,500	—	$68,500
Carlos C. Campbell	$113,167	—	$113,167
Michael N. Pocalyko	$77,583	—	$77,583
Rear Adm. Edward K. Walker, Jr. (Ret.)	$106,500	—	$106,500
Gerald A. Gagliardi	$14,500	—	$14,500
Robert M. Moore, Radm (Ret.)(2)	$1,500	—	$1,500

(1)
Represents board fees paid to Mr. Thonet prior to him becoming an employee of Herley.

(2)
Adm. Moore regrettably passed away early in fiscal year 2010.

Employment Agreements

        Employment Agreement with John A. Thonet.    On June 15, 2010, Herley entered into an Employment Agreement with John A. Thonet (the "Thonet Agreement") pursuant to which Mr. Thonet will continue to be employed and compensated in his capacity as Chairman of the Board. The compensation arrangements with Mr. Thonet replaced the initial compensation arrangements reported by Herley in a Current Report on Form 8-K filed on February 16, 2010. The Thonet Agreement has a term of three years that renews daily so that, at all times, the remaining term is three years.

        Under the Thonet Agreement, Mr. Thonet will receive a base salary of $475,000 per year, to be adjusted annually for any increase in the Consumer Price Index for, New York and Northeastern New Jersey, All Items. Mr. Thonet is eligible for an annual bonus as determined by the Compensation Committee. He is also eligible to participate in any long-term incentive compensation plan established for his benefit or the benefit of other members of senior management. In connection with the execution of the Thonet Agreement, Mr. Thonet received a grant of 100,000 shares of Herley's restricted common stock, which vest in equal annual installments over 5 years. Vesting would be accelerated if Herley terminates Mr. Thonet's employment without cause or if he terminates his employment for good reason.

        Under the Thonet Agreement, Mr. Thonet is entitled to participate in all employee benefit plans available to Herley's senior executives or employees generally. In addition, Mr. Thonet will be reimbursed for all medical expenses incurred by him or his spouse that are not reimbursed by insurance or otherwise offset by Medicare should he and his wife, when eligible, elect Medicare coverage. Under certain circumstances, Mr. Thonet and his spouse would be entitled to coverage during Mr. Thonet's lifetime under Herley's life insurance, hospitalization insurance, surgical insurance, major and excess major medical insurance and dental insurance in accordance with the most favorable plans, policies, programs and practices of Herley made available generally to other senior executive officers of Herley (the "Post-Employment Benefit"), as more specifically discussed below.

        If Mr. Thonet's employment terminates due to his death, his beneficiary is entitled to the Basic Termination Benefits (defined below) and to receive Mr. Thonet's salary for the remainder of the Thonet Agreement term at the rate in effect immediately before such termination, offset by any life insurance proceeds payable to such beneficiaries from life insurance policies provided by Herley. Similarly, if Mr. Thonet's employment is terminated for disability, he is entitled to the Basic Termination Benefits and to receive his salary for the remainder of the term of the Thonet Agreement at the rate of salary in effect immediately before termination, offset by any disability insurance payments payable to him from long-term disability insurance policies that Herley may have elected to provide for him.

        If Herley terminates Mr. Thonet's employment for cause, he is only entitled to receive the Basic Termination Benefits. If Herley terminates Mr. Thonet's employment without cause, or if Mr. Thonet terminates his employment for good reason, he is entitled to receive the Basic Termination Benefits plus the following: (i) a lump sum payment equal to his salary, as then in effect, for the remainder of the term of the Thonet Agreement; (ii) a lump sum payment of annual bonuses for the remainder of the term of the Thonet Agreement equal to the average of the annual bonuses awarded to him for the previous fiscal years in which he was employed preceding the fiscal year of termination; (iii) the Post-Employment Benefit; (iv) continued participation in all employee benefit plans through the end of the term or, if he is precluded from continuing participation in any plan, he shall be entitled to the after-tax economic equivalent; and (v) other benefits in accordance with applicable plans and program of Herley through the end of the term. In addition, all unvested options and unvested grants of shares will vest in full.

        If Mr. Thonet's employment is terminated by Herley without cause or by Mr. Thonet for good reason within two years following a Change in Control, he will be entitled to receive the same benefits described in the immediately preceding paragraph. If any benefits or payment Mr. Thonet is to receive would subject him to the excise tax imposed under Section 4999 of the Internal Revenue Code, if the net-after tax amount that Mr. Thonet would receive does not exceed the net-after tax amount he would receive if the amount of such payment and benefits were reduced to the maximum amount which could otherwise be paid without the imposition of the excise tax, then, to the extent necessary to eliminate the imposition of the excise tax, cash payments and benefits shall be first reduced and non-cash payments and benefits shall be next reduced.

        If Mr. Thonet voluntarily terminates employment, or Herley and Mr. Thonet mutually agree to terminate his employment, he would become a consultant to Herley for a period of three years, as described below. In addition, Mr. Thonet's voluntary termination entitles him to receive his salary through the date of termination, accrued vacation, any bonus awarded but not yet paid, any other compensation or benefits that have vested or to which he is otherwise entitled in accordance with the applicable terms and conditions of the grant or award and reimbursement of expenses, including medical expense reimbursement as described in the paragraph above (the "Basic Termination Benefits"). In addition, if the voluntary termination occurs after December 31, 2014, Mr. Thonet and his spouse would be entitled to the Post-Employment Benefit, described above.

        During the consulting period, Mr. Thonet would be required to work no more than sixty (60) days in any calendar year, and no more than three days in any week. As compensation, he would receive fifty (50%) percent of his salary in effect at the end of his employment, subject to annual increase for CPI changes, as described above. If he becomes disabled, he will continue to receive his compensation for the remainder of the consulting period, offset by any disability insurance payments from long-term disability insurance policies that Herley may have elected to provide for him. If Mr. Thonet fails to perform, the consulting services as required, Herley may terminate that arrangement after 30 days notice and an opportunity to cure, and payment of the consulting fees and benefits (except for the Post-Termination Benefits) will cease.

        The Thonet Agreement subjects Mr. Thonet to a duty of confidentiality with respect to Herley's confidential information, and he is required to return all Herley materials to Herley upon termination of his employment. For a period of twenty-four (24) months after termination of employment, Mr. Thonet is prohibited from: (i) becoming an officer or employee or providing service to any direct competitor of Herley; (ii) soliciting or inducing any customer of Herley to cease purchasing goods or services from Herley or to become a customer of any competitor of Herley; or (iii) soliciting or inducing any employee of Herley to become employed by a competitor of Herley. The foregoing prohibitions do not apply if Herley terminates Mr. Thonet's employment without cause or if he terminates his employment for good reason.

        Employment Letter with Howard M. Eckstein.    On September 14, 2009, Herley offered Mr. Eckstein employment via an Employment Letter, as amended September 9, 2010. The letter provides that Mr. Eckstein will be employed as Division President/General Manager at a base salary of $250,000. Effective in April, 2010, his base salary was raised to $300,000 in connection with his promotion to Senior Vice President. It also provides that he will receive an automobile allowance of $1,000 per month. He is also eligible for an annual bonus in an amount up to half of his annual base compensation if he achieves certain pre-determined goals, and is entitled to normal company benefits. Pursuant to his Employment Letter, in September 2009, he was granted 10,000 stock options, which vest one-third each year, and 5,000 shares of restricted common stock, which also vest one third each year, with vesting accelerating in each case upon a change of control. If his employment is terminated during the first two years of his service for any reason other than cause (meaning willful misconduct, conviction of a felony or similar acts) he is entitled to a severance package equal to twelve month's base salary. Mr. Eckstein is also party to a Retention Agreement (described below). The Employment Letter, pursuant to its recent amendment, provides that, to the extent Mr. Eckstein receives payment under the Retention Agreement, he is not entitled to receive the severance package under the Employment Letter.

        Employee Retention Agreements.    On June 15, 2010, Herley entered into Employee Retention Agreements (the "Retention Agreements") with certain employees, including Anello C. Garefino and

Yonah Adelman. Each Retention Agreement provides the employee with a payment equal to two times his total cash compensation (including salary, bonuses and commissions) in the prior fiscal year, up to a maximum of $1,000,000, if, within 24 months following a change in control, his or her employment is terminated due to the occurrence of one of the following without his or her consent: (1) reduction in responsibilities; (2) reduction in compensation; (3) material change in or failure to maintain the employee's office or office equipment and services; (4) a material reduction in the number or level of the employee's staff (other than a pro-rata share of company-wide reductions); or (5) relocation of the employee's principal place of employment more than 30 miles from its current location. If the employee's employment is terminated for cause, he or she is not entitled to receive benefits under the agreement.

        On June 25, 2010, Herley entered into an Employee Retention Agreement (the "Poirier Retention Agreement") with Richard F. Poirier, Chief Executive Officer and President. The Poirier Retention Agreement provides Mr. Poirier with a payment equal to two times his total cash compensation (including salary, bonuses and commissions) in the prior fiscal year, up to a maximum of $1,000,000, if, within 24 months following a change in control, his employment is terminated due to the occurrence of one of the following without his consent: (1) reduction in responsibilities; (2) reduction in compensation; (3) material change in or failure to maintain the employee's office or office equipment and services; (4) a material reduction in the number or level of the employee's staff (other than a pro-rata share of company-wide reductions); or (5) relocation of the employee's principal place of employment more than 30 miles from its current location. If Mr. Poirier's employment is terminated for cause, he is not entitled to receive benefits under the Poirier Retention Agreement. The Poirier Retention Agreement contains the definition of the terms "cause" and "change in control", which have the same definition as the Employee Retention Agreements described above.

Estimate of Potential Payments upon Termination or Change in Control

        Each of our NEOs is protected by an agreement that provides for change in control protection in the event they are terminated by us without cause in the two years following a change in control. Our change in control provisions require what is commonly called a "double-trigger." Upon a change in control, severance is payable only in the event of involuntary termination without cause or resignation in specified circumstances by the NEO. Severance protection is provided under employee retention agreements which expire December 31, 2011, except for our Chairman who receives this protection pursuant to his employment agreement. Severance protection is important to us and is intended to be fair and competitive to aid in attracting and retaining experienced executives. The following table provides an estimate of the potential payments and benefits that each of the currently employed NEOs would be entitled to receive upon termination of employment under various circumstances and upon a change in control. The table does not include payments the executive would be entitled to receive in the absence of one of these specified events, such as from the exercise of previously-vested stock options, which amount can be calculated from the Outstanding Equity Awards at Fiscal 2010 Year End table. The table also does not include benefits that are provided on a non-discriminatory basis to salaried employees generally, including amounts payable under Herley's 401(k) plan.

Name	Benefit	Termination without cause prior to change in control	Termination without cause or constructive termination, after a change in control	Death before receiving payments earned
John A. Thonet(1)	Severance Medical Benefits Accelerated Vesting of Restricted Stock	$4,393,000	$4,393,000	$4,393,000
Richard F. Poirier	Severance	—	$1,000,000	$1,000,000
Anello C. Garefino	Severance	—	$626,420	$626,420
Yonah Adelman	Severance	—	$750,000	$750,000
Howard M. Eckstein	Severance	—	$750,000	$750,000

(1)
Mr. Thonet's potential payments upon termination or a change in control are covered under his employment agreement more fully described in the section "Employment Agreements".

        The following information is provided about our restricted stock awards and stock option plans:

        2010 Stock Plan.    Herley has reserved 500,000 shares of its common stock for issuance under the 2010 Stock Plan, which was approved by Herley's stockholders at the 2010 Annual Meeting. The 2010 Stock Plan permits the issuance of options (either non-qualified or incentive stock options) or restricted stock. Under the plan, the exercise price for options will be the fair market value of the underlying stock on the date of grant. The fair value of restricted shares is based on the closing price on the day prior the date of issuance. Vesting of the shares issued is determined at the time of issue by the Compensation Committee or the Board. The nature and terms of the options to be granted are determined at the time of grant by the Compensation Committee or the Board. The options expire no later than ten years from the date of grant, subject to certain restrictions.

        2006 New Employee Stock Option Plan.    The 2006 New Employee Stock Option Plan covers 600,000 shares (as amended July 22, 2009) of Herley's common stock. The plan as amended provides for the issuance of restricted stock or granting of non-qualified stock options. Under the terms of the plan, the exercise price for options granted under the plan will be the fair market value at the date of grant. The fair value of restricted shares issued is based on the closing price on the day prior to the date of issue. Vesting of the shares issued is determined at the time of issue by the Compensation Committee or the Board. The nature and terms of the options to be granted are determined at the time of grant by the Compensation Committee or the Board. The options expire no later than ten years from the date of grant, subject to certain restrictions.

        2003 Stock Option Plan.    The 2003 Stock Option Plan covers 1,000,000 shares of Herley's common stock. Options granted under the plan are non-qualified stock options. Under the terms of the plan, the exercise price for options granted under the plan will be the fair market value at the date of grant. The nature and terms of the options to be granted are determined at the time of grant by the Compensation Committee or the Board. The options expire no later than ten years from the date of grant, subject to certain restrictions.

        2000 Stock Option Plan.    The 2000 Stock Option Plan covers 1,500,000 shares of Herley's common stock. The plan has expired with respect to the granting of new options. Options that have been granted under the plan are non-qualified stock options. Under the terms of the plan, the exercise price for options granted under the plan will be the fair market value at the date of grant. The nature and terms of the options to be granted are determined at the time of grant by the Compensation Committee or the Board. The options expire no later than ten years from the date of grant, subject to certain restrictions.

        1998 Stock Option Plan.    The 1998 Stock Option Plan, which has now expired with respect to the granting of new options, covers 2,250,000 shares of Herley's common stock. The plan has expired with respect to the granting of new options. Options which have been granted under the plan are non-qualified stock options. Under the terms of the plan, the exercise price for options granted under the plan will be the fair market value at the date of grant. The nature and terms of the options to be granted are determined at the time of grant by the Compensation Committee or the Board. The options expire no later than ten years from the date of grant, subject to certain restrictions.

        1997 Stock Option Plan.    The 1997 Stock Option Plan, which has now expired with respect to the granting of new options, covers 2,500,000 shares of Herley's common stock. Options which have been granted under the plan are non-qualified stock options. Under the terms of the plan, the exercise price for options granted under the plan will be the fair market value at the date of grant. The nature and terms of the options to be granted are determined at the time of grant by the Compensation Committee or the Board. The options expire no later than ten years from the date of grant, subject to certain restrictions.

        1996 Stock Option Plan.    The 1996 Stock Option Plan, which has now expired with respect to the granting of new options, covers 1,000,000 shares of Herley's common stock. Options which have been granted under the plan are non-qualified stock options. Under the terms of the plan, the exercise prices of the options granted under the plan were at the fair market value at the date of grant. The options expire not later than ten years from the date of grant.

Employee Savings Plan

        We maintain an Employee Savings Plan ("Plan") which qualified as a thrift plan under Section 401(k) of the Internal Revenue Code ("Code"). Effective August 1, 2006, the Plan was amended to allow employees to elect salary deferrals up to the maximum dollar amounts permissible under Code Section 402(g) not to exceed the limits of Code Section 401(k), 404 and 415. For the Plan year beginning August 1, 2005, the Plan was amended to be considered a "Safe Harbor" plan, where a contribution will be made to eligible participants in an amount equal to 100% of the amount of each participant's elective deferral that does not exceed 3% of compensation, plus 50% of the amount of the elective deferral that exceeds 3% of compensation up to a maximum contribution of 5% of compensation. Under the Safe Harbor provision, all contributions are 100% vested when made. Additional Company contributions can be made depending on profits. The aggregate benefit payable to an employee is dependent upon his rate of contribution, the earnings of the fund, and the length of time such employee continues as a participant. Herley also contributed to a similar plan through its UK subsidiary, EWST, whereby Herley matches employee elective contributions up to a maximum of 5% of compensation.

        Our Israeli subsidiaries provide for employee severance liabilities pursuant to the Israeli severance pay law and labor agreements. Our liability is fully provided for by monthly payments deposited with insurers and by a reserve established by us to cover the portion of this liability not covered by our deposits. In addition to recognizing an expense for the funding to the insurance programs for this severance obligation, we also record as expense the net increase in the unfunded severance liability.

Compensation Committee Interlocks and Insider Participation

        During fiscal 2010, none of the members of our Compensation Committee were our officers or employees nor had any relationship requiring disclosure as a related person transaction in this Information Statement.

Certain Relationships and Transactions with Related Persons

        Herley's Corporate Governance Guidelines provide that each director is required to disclose to the Board (or the Audit Committee) any financial interest or personal interest that he or she has in any contract or transaction that is being considered by the Board (or Audit Committee) for approval. After such disclosure and responding to any questions the Board may have, the interested director must leave the meeting while the remaining directors discuss and vote on such matter. Herley's Audit Committee is directly responsible for considering all related party transactions, and determining whether such transactions are fair to Herley and on terms reasonably available to or from unrelated third parties. In considering such related party transactions, the Audit Committee has the sole authority and the full power of the Board to accept or reject such transactions and sole authority to retain such independent legal or other experts as it deems necessary.

        Herley also has a Conflicts of Interest Policy that is applicable to all employees of Herley which requires employees to disclose certain interests and transactions that may present a conflict of interest, or even the appearance of a conflict of interest. The Chairman of the Nominating, Governance and Ethics Committee must review and determine whether the interests and transactions disclosed present conflict of interest, and if so, whether the employee may, nevertheless, continue with the interest or transaction or whether such interest or transaction must be avoided.

        Herley entered into a new three year lease agreement, commencing September 1, 2010, with a partnership owned by the wife of Herley's current Chairman (and children of Herley's former Chairman), relocating its Farmingdale, New York office to a new location having approximately 4,000 square feet at an annual cost of $72,000, subject to rent escalation of 3% per annum.

Indemnification Agreements

        We have entered into separate indemnification agreements with our officers and directors. We have agreed to provide indemnification with regard to certain legal proceedings so long as the indemnified officer or director has acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We only provide indemnification for expenses, judgments, fines and amounts paid in settlement actually incurred by the relevant officer or director, or on his or her behalf, arising out of proceedings brought against such officer or director by reason of his or her corporate status.

ANNEX II

February 7, 2011

The Board of Directors
Herley Industries, Inc.
101 North Pointe Boulevard
Lancaster, PA 17601

Members of the Board:

        We understand that Herley Industries, Inc. (the "Company"), Kratos Defense & Security Solutions, Inc. ("Parent"), and Lanza Acquisition Co., an indirect wholly owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Merger Sub would commence a tender offer (the "Tender Offer") to purchase all issued and outstanding shares of the common stock, par value $0.10 per share, of the Company ("Common Stock") at a price of $19.00 per share, net to the seller in cash, without interest (the "Consideration"), and (ii) following the consummation of the Tender Offer, Merger Sub would merge with and into the Company, with the Company surviving the merger as an indirect wholly owned subsidiary of Parent (the "Merger"). Pursuant to the terms of the Merger Agreement, each share of Common Stock that is not tendered and accepted pursuant to the Tender Offer (other than shares of Common Stock that are owned by the Company or Parent or by any direct or indirect wholly owned subsidiary of the Company or Parent immediately prior to the effective time of the Merger, all of which shares will be canceled, or as to which dissenters' rights have been properly exercised), would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

        In arriving at our opinion, we have, among other things:

  (i)
  reviewed a draft dated February 7, 2011 of the Merger Agreement;

  (ii)
  reviewed certain publicly available financial and other information about the Company;

  (iii)
  reviewed certain information furnished to us by the Company's management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

  (iv)
  held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

  (v)
  reviewed the share trading price history and valuation multiples for Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

  (vi)
  compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

  (vii)
  conducted such other financial studies, analyses and investigations as we deemed appropriate.

        In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company and that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

        With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company's financial forecasts or the assumptions on which they are made.

        Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

        We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to any holder of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction.

        It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender such shares pursuant to the Tender Offer or how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company's officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

        We have been engaged by the Company to act as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. In addition, as you are aware, certain third party bidders requested that we provide financing for the Transaction, and with the consent of the Board of Directors of the Company, we and our affiliates may provide, or participate in, the financing for the Transaction for which services we and our affiliates would receive significant compensation. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financing services to Parent and may continue to do so and have received, and may receive, fees for the rendering of such services. We maintain a market in the securities of Parent, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ JEFFERIES & COMPANY, INC.

JEFFERIES & COMPANY, INC.

ANNEX III

[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]

February 7, 2011

Board of Directors
Herley Industries, Inc.
3061 Industry Drive
Lancaster, Pennsylvania 17603

Board of Directors:

        You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, par value $0.10 per share ("Herley Common Stock"), of Herley Industries, Inc. ("Herley"), other than Kratos Defense & Security Solutions, Inc. ("Kratos"), Lanza Acquisition Co., an indirect wholly owned subsidiary of Kratos ("Merger Sub"), and their respective affiliates, of the Consideration (as defined below) to be received by such holders pursuant to the terms of an Agreement and Plan of Merger, dated as of February 7, 2011 (the "Agreement"), among Kratos, Merger Sub and Herley. The Agreement provides, among other things, that (i) Merger Sub will commence a tender offer (the "Offer") to purchase all outstanding shares of Herley Common Stock for a purchase price of $19.00 per share in cash (the "Consideration"), and (ii) subsequent to consummation of such Offer, Merger Sub will be merged with and into Herley (the "Merger" and, together with the Offer, the "Transaction") and each outstanding share of Herley Common Stock not acquired in the Offer will be converted into the right to receive the Consideration.

        In arriving at our opinion, we have reviewed the Agreement and certain publicly available business and financial information relating to Herley. We also have reviewed certain other information relating to Herley, including financial forecasts, provided to or discussed with us by Herley, and have met with the management of Herley to discuss the business and prospects of Herley. We also have considered certain financial and stock market data of Herley, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of Herley, and we have considered, to the extent publicly available, the financial terms of certain business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

        In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for Herley that we have utilized in our analyses, the management of Herley has advised us, and we have assumed, with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Herley as to the future financial performance of Herley. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Herley or the Transaction and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Herley, nor have we been furnished with any such evaluations or appraisals.

III-1

                                  Board of Directors
                                  Herley Industries, Inc.
                                  February 7, 2011

        Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Consideration to be received in the Transaction by holders of Herley Common Stock (other than Kratos, Merger Sub and their respective affiliates) and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the form or structure of the Transaction or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

        Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to Herley, nor does it address the underlying business decision of Herley to proceed with the Transaction. We were not requested to, and we did not, participate in the negotiation or structuring of the Transaction, nor were we requested to, and we did not, solicit third-party indications of interest in acquiring all or any part of Herley. We have been advised, however, by Herley and its advisors as to the results of the third-party solicitation process undertaken by or on behalf of Herley following Herley's public announcement that it was exploring strategic alternatives.

        We were engaged as a financial advisor solely to render an opinion in connection with the Transaction and will receive a fee for such services upon the rendering of our opinion. In addition, Herley has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates in the past may have provided financial advice and services, and may in the future provide financial advice and services, to Herley, Kratos and their respective affiliates unrelated to the Transaction, for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Herley, Kratos and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

        It is understood that this letter is for the information of the Board of Directors of Herley (in its capacity as such) in connection with its evaluation of the Transaction and does not constitute advice or a recommendation to any stockholder as to whether or not such stockholder should tender shares of Herley Common Stock in the Offer or how such stockholder should otherwise act on any matter relating to the proposed Transaction.

III-2

                                  Board of Directors
                                  Herley Industries, Inc.
                                  February 7, 2011

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Herley Common Stock (other than Kratos, Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC

III-3